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TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on May 11, 2006

Registration No. 333-115397

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

POST EFFECTIVE AMENDMENT NO. 7
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NEW WORLD RESTAURANT GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5812 (Primary Standard Industrial Classification Code Number)	13-3690261 (I.R.S. Employer Identification Number)

1687 Cole Boulevard
Golden, Colorado 80401
(303) 568-8000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jill B. W. Sisson, Esq.
General Counsel and Secretary
New World Restaurant Group, Inc.
1687 Cole Boulevard
Golden, Colorado 80401
(303) 568-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:

Mashenka Lundberg, Esq.
Holme Roberts & Owen LLP
1700 Lincoln Street, Suite 4100
Denver, Colorado 80203
(303) 861-7000

Approximate date of commencement of proposed sale to public:
From time to time after the effective date of this registration statement.

        If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities in any state where such offers are not permitted.

Subject to completion,
May 11, 2006

PROSPECTUS

957,872 Shares

Common Stock

        We are registering 957,872 shares of common stock issued or issuable upon the exercise of the warrants of New World Restaurant Group, Inc., a Delaware corporation formerly known as New World Coffee-Manhattan Bagel, Inc., held by the selling stockholders. The selling stockholders will receive all of the proceeds from the sale of the shares. We will pay all expenses incident to the registration of the shares under the Securities Act of 1933, as amended.

        Our common stock is currently quoted on the "pink sheets" under the symbol "NWRG.PK." On May 5, 2006, the last reported sale price of our common stock was $8.25 per share.

        Investing in our common stock involves risks, which are described in the "Risk Factors" section beginning on page 8 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2005.

TABLE OF CONTENTS

        You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information or represent anything not contained in this prospectus, and, if given or made, any such other information or representation should not be relied upon as having been authorized by us. The selling stockholders are not offering to sell, or seeking offers to buy, our common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information provided this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA
RISK FACTORS
USE OF PROCEEDS
MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
VOTING SECURITIES AND PRINCIPAL HOLDERS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        In addition to historical information, this prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The words "forecast," "estimate," "project," "intend," "expect," "should," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors, including those discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

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  Our ability to achieve the initiatives of our business strategy, including but not limited to revitalizing our concept and menus;

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  Our ability to open new company-owned, franchised or licensed locations under our various brands;

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  Our ability to positively drive comparable store sales;

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  Our ability to satisfy our obligations under our indebtedness;

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  Our ability to comply with covenants inherent in our debt agreements to avoid defaulting under those agreements;

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  Changes in the prices, availability and quality of our ingredients;

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  Fluctuations in energy costs and natural resources;

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  The effect of inflation on our operating expenses;

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  Our ability to attract, retain and motivate qualified employees;

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  Changes in labor costs and availability of labor pool;

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  Our dependence on our suppliers and distributors;

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  Changes in consumer preferences and economic conditions;

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  The impact of adverse weather conditions;

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  The impact of federal, state or local government regulations;

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  Competition in the restaurant industry;

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  Availability and cost of additional capital;

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  Adverse publicity or litigation in connection with our business, including food quality claims;

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  Regional or global health pandemic;

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  Our ability to protect our trademarks, service marks and other proprietary rights;

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  Actions taken by, and claims made against us by, our franchisees, licensees; and

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  Other risks described from time to time in our periodic reports filed with the Securities and Exchange Commission, or the SEC.

        This list of factors that may affect future performance and the accuracy of forward looking statements is illustrative but not exhaustive. Accordingly, all forward looking statements should be evaluated with an understanding of their inherent uncertainty.

        Except as required by law, we assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" and our consolidated financial statements and accompanying notes. Any references to "New World," "we," "us" or "our" refer to New World Restaurant Group, Inc. and our subsidiaries. The "Einstein Bros. acquisition" refers to our June 2001 acquisition of substantially all of the assets of Einstein/Noah Bagel Corp. and its majority-owned subsidiary, Einstein/Noah Bagel Partners, which we refer to collectively as "Einstein Bros."

New World Restaurant Group, Inc.

Company Overview

        We are a leader in the quick casual segment of the restaurant industry. We specialize in high-quality foods for breakfast and lunch in a café atmosphere with a neighborhood emphasis. Our product offerings include fresh baked goods, made-to-order sandwiches on a variety of breads and bagels, soups, salads, desserts, premium coffees and other café beverages. We also operate a dough production facility.

        We view our primary business as operating, franchising and licensing strong restaurant brands in the marketplace. Our manufacturing operations are supportive to our main business focus but allow us to leverage our inherent cost structure via third party business and enhancement of our brands through new product channels.

        New World Restaurant Group, Inc. is a Delaware corporation organized in November 1992, and our principal executive offices are located at 1687 Cole Boulevard, Golden, Colorado 80401. The telephone number of our principal executive offices is (303) 568-8000. Our Internet address is www.nwrgi.com. The information on our website is not incorporated by reference into this prospectus.

Quickservice Industry Overview

        According to the Restaurant Industry Operations Report 2004, published in 2005 by the National Restaurant Association and Deloitte, quickservice sales growth continues to strengthen fueled by an improving economy. Growth in quickservice restaurant sales outpaced full service restaurants. Part of the reason for the stronger growth of quickservice restaurants was lessened competition from grocery and convenience stores, as well as from consumers' decreased use of takeout from other types of restaurants. Growth in the quickservice segment will continue to be driven by consumers' demands for value and convenience. Even as they make convenience and speed a top priority, customers also appear to be looking for new tastes and enhanced décor in quickservice restaurants. Part of the recent growth in quickservice restaurants sales is driven by the growing popularity of the "quick casual" or "fast casual" restaurants. These restaurants tend to do their highest sales volume at lunch and have higher check averages (typically in the range of $6.50 to $9.50) than traditional quickservice restaurants. They are characterized by food flavor profiles more in line with casual dining offerings and décor that tends to deviate from the design of the more traditional quickservice restaurant establishments. Quickservice menus show a trend toward adding more items for nutrition conscious customers to supplement the already vast selection of menu items available. Research from the National Restaurant Association indicates that consumers may be interested in even more choices, including fresh fruit, fresh vegetables, main-dish salads and other items.

        It wasn't long ago that you had to look up the definition of "fast casual" to understand the meaning of this unique restaurant concept that is a hybrid of the fast-food and traditional sit-down eating experiences. Not only is fast-casual food delivered in a fast, high-quality dining experience, but fast casuals also have been in the fast lane of growth. Based on 2004 data published by Technomic, Inc. a national consulting and research firm, the fast-casual segment generated approximately $7.2 billion in sales (representing 2.3% of the industry) and is the fastest growing segment of the restaurant industry growing by 12.8% compared to 7.5% for the industry as a whole. Technomic has forecasted fast casual sales to grow at a compound annual growth rate of between 10.8% and 12.5% from 2004 to 2009, compared to 5.6% for the industry generally.

Business Focus

        We have developed a focused growth strategy that positions us to continue to enhance our competitive position and results of operations over the near term. The salient features of this strategy include:

        Renewed Focus on the Guest Experience Using a Three-Pronged Approach.    We believe that we can expand upon our leadership position in the breakfast day-part by selling the finest bagels and coffee and by providing our guest a unique experience that is "anything but routine." Our approach will focus on:

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  People—Establish a baseline on the level of training and service expectations. We recognize the needs of "Generation Y" associates and we are developing programs for motivating and retaining these associates to ensure a superior guest experience;

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  Product—We are developing new menu items that solidify our breakfast daypart, increase speed of service and address the "on the go" lifestyles of our guests. We will utilize our catering program to grow awareness and trial for our lunch business; and

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  Place—We are developing operational improvements to enhance the speed of service while maintaining our heritage of guest interaction with our associates. We plan to continue to refresh and/or remodel our stores to standardize our trade dress while maintaining our neighborhood feel.

        Significantly upgrade our Management and Field Associate Training Programs.    In early 2006, we completed Leadership summits for our Einstein Bros. and Noah's General Managers and our Manhattan Bagel Franchisees. These summits focused on the key operational initiatives we plan to deploy in 2006 along with specific training on associate motivation, suggestive selling techniques, and other methods aimed at enhancing the guest experience. We have initiated a program that provides economic incentives for our training stores and General Managers to provide a consistent training experience for our new General Managers and Assistant Managers. Finally, we have developed training programs for our store level associates that ensures each associate is assigned a mentor during their orientation period.

        Leverage Core Competencies into New Revenue Streams.    We believe that we have a number of opportunities to develop multiple channels outside of our traditional retail locations. These alternatives can generate incremental revenues, enhance the brands' visibility and improve customer convenience. In particular, grocery and warehouse club channels are increasingly seeking strong customer brands to help drive their sales of bagels, breads and salads. We have established various supplier relationships with Costco Wholesale Corporation, Target Corporation and HEB, a leading independently owned food retailer with stores throughout Texas and Mexico. These products are sold either through a private label program or under the Einstein Bros. or Noah's brand. We hope to attract alternative retail customers based on Einstein Bros. substantial brand equity and superior food quality and freshness.

        Brand Growth through Franchising.    We believe that we can more efficiently and geographically grow our Einstein Bros. brand through store franchising to qualified area developer candidates. In December 2005, we filed a Uniform Franchise Offering Circular (UFOC) for the Einstein Bros. brand.

We intend to commence offering franchise area development agreements to qualified parties beginning in the second half of 2006. The area development agreements grant the right to operate an agreed-upon number of Einstein Bros. restaurants in a defined geographic region for a specified period of time. By franchising our brand, we should be able to increase our geographic footprint and customer recognition while enjoying a valuable royalty stream with minimal incremental capital expenditures.

        We currently have a franchise base primarily in our Manhattan brand that generates a recurring revenue stream through fee and royalty payments. Our Manhattan franchise base provides us with the ability to grow our brand with minimal commitment of capital by us, and creates a built-in customer base for our manufacturing operations. We look for franchisee candidates with appropriate operational experience and financial stability, including specific net worth and liquidity requirements. We typically receive continuing royalties on sales from each franchise store location. Our Manhattan franchisees are not required to buy all of their non-proprietary products directly from us, but rather their product sources must be approved by us. We believe that active involvement in and management of restaurant operations by franchisees will result in a successful franchise strategy.

        Focus on Site Selection Process.    We consider our site selection process critical to our long-term success. Our site selection process focuses on identifying markets, trade areas and specific sites based on several factors, including visibility, ready accessibility (particularly for morning and lunch time traffic), parking, signage and adaptability of any current structures. We then determine the availability of the site and the related costs. Our site selection strategy emphasizes co-tenant out parcel, end-cap and in-line locations in neighborhood shopping centers and power centers with easy access from high-traffic roads.

        Focus on Advertising Tactics.    We also consider our advertising and media strategy critical to our long-term success. Our advertising and media strategy focuses on multi-dimensional media tactics integrating print, traffic radio, broadcast, outdoor and direct mail to support our high revenue markets. Company operated and franchised locations are generally required to contribute to the respective brand's marketing fund, which provides the locations with marketing support, including in-store point-of-purchase and promotional materials. Print and other mass media advertising is utilized to increase consumer interest and build sales.

        Improve Free Cash Flow.    Our financial focus is on long term, sustainable growth in free cash flow. Free cash flow represents net cash provided by operations less the investment in our facilities and fixed assets. By achieving free cash flow, we will be more capable of paying down debt, saving cash for future use and building shareholder value. We also believe free cash flow may give us the ability to pursue new opportunities and/or acquire other businesses. Increasing our operating profit and efficiently managing working capital and capital expenditures primarily drive free cash flow.

Financings

        Debt Financing.    On July 8, 2003, we issued $160 million in aggregate principal amount of 13% senior secured notes due 2008, or the $160 million notes, to replace our $140 million in aggregate principal amount of senior secured increasing rate notes due 2003 (referred to herein as the "increasing rate notes"). On that same date, we also entered into a three-year, $15 million senior secured revolving credit facility with AmSouth Bank.

        Equity Recapitalization.    In September 2003, we completed an equity recapitalization with our preferred stockholders, who also held a substantial portion of our common stock. Among other things, our Mandatorily Redeemable Series F Preferred Stock, or Series F, was eliminated and our Mandatorily Redeemable Series Z Preferred Stock, or Series Z, was issued to the Halpern Denny Fund III, L.P., or Halpern Denny. For details about the equity recapitalization, see the discussion under the caption "Business—Equity Recapitalization" in this prospectus.

        Debt Redemption and Refinancing—On February 28, 2006, we completed a debt refinancing that redeemed our $160 Million Notes and retired our $15 million AmSouth Revolver. Our new debt obligations consist of the following:

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  $15 million revolving credit facility;

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  $80 million first lien term loan;

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  $65 million second lien term loan; and

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  $25 million subordinated term loan.

        $15 Million Revolving Credit Facility—the Revolving Facility has a maturity date of March 31, 2011 and provides for interest based upon the prime rate or LIBOR plus a margin. The margin may increase or decrease up to 0.25% based upon our consolidated leverage ratio as defined in the agreement. The initial margin is at prime plus 2.00% or LIBOR plus 3.00%. This facility may be used in whole or in part for letters of credit.

        $80 Million First Lien Term Loan—the First Lien Term Loan has a maturity date of March 31, 2011 and provides for a floating interest rate based upon the prime rate or LIBOR plus a margin. The margin may increase or decrease 0.25% based upon our consolidated leverage ratio as defined in the agreement. The initial margin is prime plus 2.00% or LIBOR plus 3.00%. The facility is fully amortizing with quarterly principal reductions and interest payments over the term of the loan as follows:

For the 2006 fiscal year ending January 2, 2007	$1.425 million
For the 2007 fiscal year ending January 1, 2008	$3.325 million
For the 2008 fiscal year ending December 30, 2008	$5.950 million
For the 2009 fiscal year ending December 29, 2009	$11.250 million
For the 2010 fiscal year ending December 28, 2010	$32.150 million
For the 2011 fiscal quarter ending March 29, 2011	$25.900 million

        In addition to the repayment schedule discussed above, the First Lien Term Loan also requires additional principal reductions based upon a percentage of excess cash flow as defined in the loan agreement in any fiscal year. The First Lien Term Loan also provides us the opportunity to repay the Second Lien Term Loan or the Subordinated Loan with the proceeds of a capital stock offering provided that certain consolidated leverage ratios are met.

        In the event that we have not extended the maturity date of the Mandatorily Redeemable Series Z Preferred Stock (Series Z) to a date that is on or after July 26, 2012 or redeemed the Series Z by December 30, 2008, then the Revolving Facility and the First Lien Term Loan will mature on December 30, 2008.

        $65 Million Second Lien Term Loan—the Second Lien Term Loan has a maturity date of February 28, 2012 and provides for a floating interest rate based upon the prime rate plus 5.75% or LIBOR plus 6.75%. Interest is payable in arrears on a quarterly basis. The Second Lien Term Loan has a prepayment penalty of 2.0% and 1.0% of the amount of any such optional prepayment that occurs prior to the first or second anniversary date, respectively. The Second Lien Term Loan requires principal reductions based upon a percentage of excess cash flow (as defined in the credit agreement) in any fiscal year and is also subject to certain mandatory prepayment provisions. In the event that we have not extended the maturity date of the Series Z to a date that is on or after July 26, 2012 or redeemed the Series Z by March 30, 2009, then the Second Lien Term Loan will mature on March 30, 2009.

        $25 Million Subordinated Term Loan—the Subordinated Term Loan has a maturity date of February 28, 2013 carries a fixed interest rate of 13.75% per annum and requires a quarterly cash interest payment in arrears at 6.5% and quarterly paid-in kind interest that is added to the principal balance outstanding at 7.25%. The Subordinated Term Loan is held by affiliates of Greenlight Capital. Based on an original issue discount of 2.5%, proceeds of approximately $24.4 million were loaned to the Company. The Subordinated Term Loan is subject to certain mandatory prepayment provisions. In the event that we have not extended the maturity date of the Series Z to a date that is on or after July 26, 2013 or redeemed the Series Z by June 29, 2009, then the Subordinated Term Loan will mature on June 29, 2009.

        All the loans have usual and customary covenants including consolidated leverage ratios, fixed charge coverage ratios, limitations on capital expenditures, etc. The ratio covenants are based on a Consolidated EBITDA calculation (as defined in our loan agreement) and are measured on a twelve month period ending on the last day of each fiscal quarter. The loans are all guaranteed by our material subsidiaries. The Revolving Facility and the First Lien Term Loan and the related guarantees are secured by a first priority security interest in all of our assets and our material subsidiaries, including a pledge of 100% of our interest in all shares of capital stock (or other ownership or equity interests) of each material subsidiary. The Second Lien Term Loan and the related guarantees are secured by a second priority security interest in all our assets and our material subsidiaries, including a pledge of 100% of our interest in all shares of capital stock (or other ownership or equity interests) of each material subsidiary. The Subordinated Term Loan is unsecured.

        As a result of this refinancing, and based upon LIBOR rates in effect as of February 28, 2006, our average cash interest rate is expected to improve to approximately 10.2% as compared with 13.0% on the debt it replaced. Cash flow savings from the refinancing is expected to result in cash savings of approximately $5.2 million per year based upon LIBOR rates in effect as of February 28, 2006.

The Offering

        This prospectus covers the registration of 957,872 shares of our common stock issued or issuable upon the exercise of certain warrants granted by us subject to registration rights agreements. We issued these warrants to the warrant holders in private transactions related to the following financings:

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  our issuance of increasing rate notes which were repaid in July 2003;

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  our issuances of Series F preferred stock, which was eliminated in our equity recapitalization completed in September 2003; and

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  the formation by us and Greenlight Capital LLC (referred to herein, together with its affiliates, as Greenlight), our controlling stockholder, of a limited liability company for the purpose of acquiring Einstein Bros. 7.25% Convertible Debentures due 2004, or the Einstein bonds. In 2002, we received distributions relating to our investment in the Einstein Bonds.

If these warrant holders were to exercise all of their warrants, the shares of common stock covered by this prospectus held by them would amount to approximately 8.9% of our outstanding common stock.

        Greenlight, our controlling stockholder, holds warrants exercisable into 493,682 shares of common stock. Greenlight beneficially owns approximately 95% of our common stock.

        All of the shares of our common stock covered by this prospectus are being registered by the warrant holders as selling stockholders. Except to the extent of the proceeds we receive from the payment of warrant exercise prices, we will not receive any proceeds from the sale of shares by the selling stockholders. If all of the outstanding warrants underlying common stock covered by this prospectus were exercised for cash, we would receive aggregate proceeds of approximately $0.8 million. The warrants allow for cashless exercise and we will not receive any proceeds from a warrant exercised under the cashless exercise provisions or from any warrants that are not exercised.

        We will pay all expenses incident to the registration of the shares under the Securities Act.

Risk Factors

        You should consider carefully the information included in the "Risk Factors" section of this prospectus, as well as the other information included in this prospectus, before deciding to invest in our common stock.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

        The following table presents our historical financial and operating data for the fiscal years ended January 3, 2006, December 28, 2004, December 30, 2003, December 31, 2002 and January 1, 2002 and for the first quarters ended April 4, 2006 and March 29, 2005 (in thousands of dollars, except per share information). The financial information for the fiscal years ended December 31, 2002 and January 1, 2002 is derived from our audited financial statements, which are not included in this prospectus. The financial information for the fiscal years ended January 3, 2006, December 28, 2004 and December 30, 2003 is derived from our audited financial statements appearing elsewhere in this prospectus. The financial information for the first quarters ended April 4, 2006 and March 29, 2005 is derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial data reflect all normal recurring adjustments necessary for a fair presentation of these results. Our results of operations for the first quarter ended April 4, 2006 are not necessarily indicative of the results that may be expected for the full fiscal year 2006.

	Fiscal Year Ended(1):					First Quarter Ended:
	January 3, 2006	December 28, 2004	December 30, 2003	December 31, 2002	January 1, 2002	April 4, 2006	March 29, 2005
	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
Income Statement Data:
Total revenues	$389,093	$373,860	$383,306	$398,650	$234,175	$97,076	$93,295
Gross profit	73,702	67,199	65,616	77,144	44,772	18,545	17,158
General and administrative expenses	36,096	32,755	41,794	42,640	28,647	10,561	8,680
Depreciation and amortization	26,316	27,848	34,013	35,047	18,260	6,004	6,708
Loss (gain) on sale, disposal or abandonment of assets, net	314	1,557	(558)	—	—	21	4
Charges (adjustments) for integration and reorganization costs	5	(869)	2,132	4,194	4,432	—	5
Impairment charge	1,603	450	5,292	—	3,259	76	97

Income (loss) from operations	9,368	5,458	(17,057)	(4,737)	(9,826)	1,883	1,664
Net loss available to common stockholders	$(14,018)	$(17,405)	$(87,944)	$(72,488)	$(80,273)	$(12,092)	$(4,198)
Per Share Data:
Net loss per share—basic and diluted	$(1.42)	$(1.77)	$(22.71)	$(55.18)	$(133.43)	$(1.20)	$(0.43)
Cash dividends declared	—	—	—	—	—	—	—
Other Data:
Number of locations at end of period	626	690	736	747	770	621	679
Franchised and licensed	191	237	272	287	287	189	230
Company-operated	435	453	464	460	483	432	449
Increase (decrease) in Einstein and Noah's same store sales(2)	5.2%	(1.9)%	(3.5)%	1.9%	2.5%	6.2%	4.6%

(1)
We have a 52/53-week fiscal year ending on the Tuesday closest to December 31. Fiscal years 2004, 2003, 2002 and 2001 which ended on December 28, 2004, December 30, 2003, December 31, 2002 and January 1, 2002, respectively, contained 52 weeks, while fiscal year 2005, which ended on January 3, 2006, contained 53 weeks.

(2)
Same store sales is calculated for Einstein and Noah's company-operated stores open as of the beginning of the previous fiscal period as compared to the same store base over a comparable period of time.

RISK FACTORS

        You should carefully consider the following risk factors, in addition to the other information in this prospectus, before deciding to invest in our common stock.

Risk Factors Relating to Our Financial Condition

        We have and expect to continue to have a substantial amount of debt.

        We have a high level of debt and are highly leveraged. In addition, we may, subject to certain restrictions, incur substantial additional indebtedness in the future. Our high level of debt, among other things, could:

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  make it difficult for us to satisfy our obligations under our indebtedness;

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  limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes;

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  increase our vulnerability to downturns in our business or the economy generally; and

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  limit our ability to withstand competitive pressures from our less leveraged competitors.

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  harm us because a failure by us to comply with the covenants in the instruments and agreements governing our indebtedness could result in an event of default that, if not cured or waived, could result in all of our indebtedness becoming immediately due and payable, which could render us insolvent.

        We must comply with certain covenants inherent in our debt agreements to avoid defaulting under those agreements.

        Our debt agreements contain certain covenants, which, among others, include certain financial covenants such as limitations on capital expenditures, maintenance of the business, use of proceeds on sales of assets and consolidated leverage and fixed charge coverage ratios as defined in the agreements. The covenants also preclude the declaration and payment of dividends or other distributions to holders of our common stock.

        We are subject to multiple economic, financial, competitive, legal and other risks that are beyond our control and could harm our future financial results. Any adverse effect on our business or financial results could affect our ability to maintain compliance with our debt covenants. A failure by us to comply with the covenants in the instruments and agreements governing our indebtedness could result in an event of default that, if not cured or waived, could result in all of our indebtedness becoming immediately due and payable, which could render us insolvent.

        We may not be able to generate sufficient cash flow to make payments on our indebtedness.

        Economic, financial, competitive, legislative and other factors beyond our control may affect our ability to generate cash flow from operations to make payments on our indebtedness and to fund necessary working capital. A significant reduction in operating cash flow would likely increase the need for alternative sources of liquidity. If we are unable to generate sufficient cash flow to make payments on our debt, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing our debt, on terms that are not favorable to us, selling assets or raising equity. We may not be able to accomplish any of these alternatives on satisfactory terms, if at all, and even if accomplished, they may not yield sufficient funds to service our debt.

Risk Factors Relating to Our Business

        We may not be successful in implementing any or all of the initiatives of our business strategy.

        Our success depends in part on our ability to understand and satisfy our customers' needs. We believe successful deployment of our current business strategy will address customers' needs and contribute to overall company growth. While we believe our brand refresh strategy will strengthen the performance of our Einstein Bros. brand, its success is dependent upon customer acceptance of new menu offerings and pricings, the new look and feel of the restaurants, and new service system and other factors, many of which are outside of our control. In addition, the availability of capital and opportunities to make modifications to existing stores will be significant factors in the success of our business strategy. If we improperly perceive customers' needs and/or are not successful in implementing any or all of the initiatives of our business strategy, it could have a material adverse effect on our business, results of operations, and financial condition.

        We are vulnerable to changes in consumer preferences and economic conditions that could harm our financial results.

        Food service businesses are often affected by changes in consumer tastes, dietary trends, national, regional and local economic conditions and demographic trends. Factors such as traffic patterns, local demographics and the type, number and location of competing restaurants may adversely affect the performance of individual locations. Shifts in consumer preferences away from our type of cuisine and/or the quick casual style could have a material adverse effect on our results of operations.

        Dietary trends, such as the consumption of food low in carbohydrate content may negatively impact our sales. In addition, inflation and increased food and energy costs may harm the restaurant industry in general and our locations in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing, which could harm our business prospects, financial condition, operating results and cash flow. Our continued success will depend in part on our ability to anticipate, identify and respond to changing consumer preferences and economic conditions.

        Our sales and profit growth could be adversely affected if comparable store sales are less than we expect.

        The level of growth in comparable store sales significantly affects our sales growth and will be a critical factor affecting profit growth. The profit margin driven by comparable store sales enables fixed costs to be spread over a higher sales base. Our ability to increase comparable store sales depends in part on our ability to successfully implement our initiatives to increase throughput, such as increasing the speed at which our employees serve each customer, and to build customer awareness of our menu offerings. It is possible that we will not achieve our targeted comparable store sales growth or that the change in comparable store sales could be negative and could adversely impact our sales and profit growth.

        There is competition in the restaurant industry for personnel, real estate, advertising space, and customers, among other things.

        Our industry is intensely competitive and there are many well-established competitors with substantially greater financial and other resources than we have. In addition to current competitors, one or more new major competitors with substantially greater financial, marketing and operating resources could enter the market at any time and compete directly against us. Also, in virtually every major metropolitan area in which we operate or expect to enter, local, regional or national competitors already exist. This may make it more difficult to obtain real estate and advertising space, and to retain customers and personnel.

        We are vulnerable to fluctuations in the cost, availability and quality of our raw ingredients.

        The cost, availability and quality of the ingredients we use to prepare our food are subject to a range of factors, many of which are beyond our control. Fluctuations in economic and political conditions, weather and demand could adversely affect the cost of our ingredients. We have limited control over fluctuations in the price and quality of commodities, and we may not be able to pass through any cost increases to our customers. We are dependent on frequent deliveries of fresh ingredients, thereby subjecting us to the risk of shortages or interruptions in supply. All of these factors could adversely affect our business and financial results.

        Our operations may be negatively impacted by adverse weather conditions and we may incur significant expenses related to the recovery of our temporarily damaged operations.

        Due to extensive damage caused by Hurricanes Katrina and Rita, many of our company-owned locations in Florida and one licensed location in Louisiana were temporarily closed. We incurred labor and capital costs related to the reopening of our company-owned restaurants. To the extent that adverse weather conditions impact regions in which our company-owned, licensed and franchise restaurants are located, we could experience closures, delayed shipments, repair and restoration costs, food spoilage, increased food costs and other significant reopening costs, thereby adversely affecting our business. For example, hurricanes in some parts of the United States damaged tomato crops and drove prices higher. We may not be able to anticipate or react to changing food costs by adjusting our purchasing practices or menu prices, which could cause our operating margins to deteriorate. The hurricanes also resulted in higher diesel and gasoline costs, affected consumer confidence and are likely to affect supply and distribution costs, near-term construction costs for our new stores and may affect our sales going forward.

        We heavily depend on our suppliers.

        We currently purchase our raw materials from various suppliers. We purchase a majority of our frozen bagel dough from Harlan Bakeries, Inc. who utilizes our proprietary processes and on which we are dependent upon in the short-term. Additionally, we purchase all of our cream cheese from a single source. Although to date we have not experienced significant difficulties with our suppliers, our reliance on a limited number of suppliers subjects us to a number of risks, including possible delays or interruption in supplies, diminished control over quality and a potential lack of adequate raw material capacity. Any disruption in the supply or degradation in the quality of the materials provided by our suppliers could have a material adverse effect on our business, operating results and financial condition. In addition, any such disruptions in supply or degradations in quality could have a long-term detrimental impact on our efforts to maintain a strong brand identity and a loyal consumer base.

        Our contract with Harlan Bakeries, Inc. expires at the end of 2006 and we have an option to renew this contract. We have issued a request for proposal from Harlan Bakeries, Inc. and other international and domestic vendors for our frozen bagel dough. If we cannot negotiate the same or lower pricing with our selected vendor, our frozen bagel dough costs could increase and have a negative impact on our results from operations.

        We heavily depend on our distributors.

        We depend on our network of distributors to distribute frozen bagel dough and other products and materials to our locations. If any one or more of our distributors fails to perform as anticipated, or if there is any disruption in any of our distribution relationships for any reason, it subjects us to a number of risks, including inadequate products delivered to our company-owned, franchised and licensed locations, diminished control over quality of products delivered, and increased operating costs to prevent delays in deliveries. In addition, a decrease in the volume of products ordered from our distributors by our company-owned, franchised and/or licensed locations could increase our per product distribution costs. These risks could have a material adverse effect on our business, financial condition and results of operations.

        During late 2005, we negotiated contract terms with a new distribution partner. We have experienced some transition issues at one new distribution center during 2006, but at this time we do not believe these issues will have an adverse effect on our results of operations. We are currently working with this distributor to resolve these issues.

        Increasing labor costs could adversely affect our continued profitability.

        We are dependent upon an available labor pool of employees, many of whom are hourly employees whose wages may be affected by an increase in the federal or state minimum wage. Numerous proposals have been made on federal, state and local levels to increase minimum wage levels. Although few, if any, of our employees are paid at the minimum wage level, an increase in the minimum wage may create pressure to increase the pay scale for our employees, which would increase our labor costs and those of our franchisees and licensees. A shortage in the labor pool or other general inflationary pressures or changes could also increase labor costs. In addition, changes in labor laws or reclassifications of employees from management to hourly employees could affect our labor costs. An increase in labor costs could have a material adverse effect on our income from operations and decrease our profitability and cash available to service our debt obligations if we are unable to recover these increases by raising the prices we charge our customers.

        We face the risk of adverse publicity and litigation in connection with our operations.

        We are from time to time the subject of complaints or litigation from our consumers alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from these allegations may materially adversely affect us, regardless of whether the allegations are valid or whether we are liable. In addition, employee claims against us based on, among other things, discrimination, harassment or wrongful termination may divert financial and management resources that would otherwise be used to benefit our future performance. We have been subject to claims from time to time, and although these claims have not historically had a material impact on our operations, a significant increase in the number of these claims or the number that are successful could materially adversely affect our business, prospects, financial condition, operating results or cash flows.

        A regional or global health pandemic could severely affect our business.

        A health pandemic is a disease that spreads rapidly and widely by infection and affects many individuals in an area or population at the same time. In 2004 and 2005, Asian and European countries experienced outbreaks of avian flu and it is possible that it will continue to migrate to the United States where our restaurants are located. If a regional or global health pandemic were to occur, depending upon its duration and severity, our business could be severely affected. We have positioned ourselves as a "neighborhood atmosphere" between home and work where people can gather together for human connection and high quality food. Customers might avoid public gathering places in the event of a health pandemic, and local, regional or national governments might limit or ban public gathering places to halt or delay the spread of disease. A regional or global pandemic might also adversely impact our business by disrupting or delaying production and delivery of products and materials in our supply chain and causing staff shortages in our restaurants. The impact of a health pandemic might be disproportionately greater on us than on other companies that depend less on the gathering of people in a neighborhood atmosphere.

        We rely in part on our franchisees and licensees.

        We rely in part on our franchisees and licensees and the manner in which they operate their locations to develop and promote our business. Although we have developed criteria to evaluate and screen prospective candidates, the candidates may not have the business acumen or financial resources necessary to operate successful locations in their respective areas. In addition, franchisees and licensees are subject to business risks similar to what we face such as competition, consumer acceptance, fluctuations in the cost, availability and quality of raw ingredients, and increasing labor costs. The failure of franchisees and licensees to operate successfully could have a material adverse effect on us, our reputation, our ability to collect royalties, our brands and our ability to attract prospective candidates.

        As we move into offering franchises for our Einstein Bros. Bagel brand, our reliance on our franchisees is expected to increase in proportion to growth of the franchisee base.

        We face risks associated with government regulation.

        Each of our locations is subject to licensing and regulation by the health, sanitation, safety, labor, building and fire agencies of the respective states and municipalities in which it is located. A failure to comply with one or more regulations could result in the imposition of sanctions, including the closing of facilities for an indeterminate period of time, or third-party litigation, any of which could have a material adverse effect on us and our results of operations.

        In addition, our franchise operations are subject to regulation by the Federal Trade Commission. Our franchisees and we must also comply with state franchising laws and a wide range of other state and local rules and regulations applicable to our business. The failure to comply with federal, state and local rules and regulations would have an adverse effect on our franchisees and us.

        Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Although we are not aware of any environmental conditions that require remediation by us under federal, state or local law at our properties, we have not conducted a comprehensive environmental review of our properties or operations. We may not have identified all of the potential environmental liabilities at our properties, and any such liabilities that are identified in the future may have a material adverse effect on our financial condition.

        We may not be able to protect our trademarks, service marks and other proprietary rights.

        We believe that our trademarks, service marks and other proprietary rights are important to our success and our competitive position. Accordingly, we devote substantial resources to the establishment and protection of our trademarks, service marks and proprietary rights. However, the actions taken by us may be inadequate to prevent imitation of our products and concepts by others or to prevent others from claiming violations of their trademarks and proprietary rights by us. In addition, others may assert rights in our trademarks, service marks and other proprietary rights.

Risk Factors Relating to Our Common Stock

  We have a majority stockholder.

        Greenlight Capital, L.L.C. and its affiliates, or Greenlight, beneficially owns approximately 95 percent of our common stock on a fully diluted basis. As a result, Greenlight has sufficient voting power, without the vote of any other stockholders, to determine what matters will be submitted for approval by our stockholders, to approve actions by written consent without the approval of any other stockholders, to elect all of our board of directors, and among other things, to determine whether a change in control of our company occurs. Greenlight's interests on matters submitted to stockholders may be different from those of other stockholders. Greenlight is not involved in our day-to-day operations, but Greenlight has voted its shares to elect our current board of directors. The chairman of our board of directors is a current employee of Greenlight.

        Our common stock is not currently listed on any stock exchange or Nasdaq. As a result, we are not subject to corporate governance rules adopted by the New York Stock Exchange, American Stock Exchange and Nasdaq requiring a majority of directors to be independent and requiring audit, compensation and nominating committees that are composed solely of independent directors. We are, however, subject to rules requiring that the audit committee consist entirely of independent directors. Furthermore, under the rules of these stock exchanges and Nasdaq, if a single stockholder holds more than 50% of the voting power of a listed company, that company is considered a "controlled company" and, except for the rules relating to independence of the audit committee, is exempt from the above-mentioned independence requirements. Because Greenlight beneficially owns approximately 95% of our common stock, we may take advantage of the controlled company exemption if our common stock becomes listed on an exchange or Nasdaq in the future. As a result, our stockholders do not have, and may never have, the protections that these rules are intended to provide.

  Future sales of shares of our common stock by our stockholders could cause our stock price to fall.

        If a substantial number of shares of our common stock are sold in the public market, the market price of our common stock could fall. The perception among investors that these sales will occur could also produce this effect. Our majority stockholder, Greenlight, beneficially holds approximately 95 percent of our common stock on a fully diluted basis, and sales by Greenlight or a perception that Greenlight will sell could cause a decrease in the market price of our common stock. Additionally, holders of outstanding warrants may convert and sell the underlying shares in the public market pursuant to this registration statement. We have registered 957,872 shares of common stock underlying certain warrants, of which Greenlight owns warrants to purchase 493,683 shares of our common stock. Sales of shares or a perception that there will be sales of the underlying shares could also cause a decrease in the market price of our common stock.

  Holders may find it difficult to effect transactions in our common stock.

        Our common stock is currently trading on the "pink sheets" under the symbol "NWRG.PK." Since our common stock is not listed on Nasdaq, Amex or the New York Stock Exchange, holders of our common stock may find that the liquidity of our common stock is impaired—not only in the number of securities that can be bought and sold, but also through delays in the timing of transactions, lack of security analysts' and the news media's coverage of us, and lower prices for our securities than might otherwise be attained.

        Securities that are not listed on a stock exchange, the Nasdaq National Market or the Nasdaq SmallCap Market are subject to an SEC rule that imposes special requirements on broker-dealers who sell those securities to persons other than their established customers and accredited investors. The broker-dealer must determine that the security is suitable for the purchaser and must obtain the purchaser's written consent prior to the sale. These requirements may make it more difficult for you to sell our stock than the stock of some other companies. It may also affect our ability to raise more capital if and when necessary.

USE OF PROCEEDS

        The shares offered by this prospectus are being offered solely for the account of the selling stockholders. We will not receive any proceeds from the sale of the shares by the selling stockholders. We could receive up to approximately $0.8 million upon payment of the exercise price of all of the outstanding warrants underlying common stock covered by this prospectus. The warrants allow for cashless exercise and we will not receive any proceeds from a warrant exercised under the cashless exercise provisions or from any warrants that are not exercised. As of May 5, 2006, we have received proceeds of approximately $237,000. We have used proceeds and intend to use additional proceeds from the exercise of warrants for general working capital.

MARKET FOR OUR COMMON STOCK AND
RELATED STOCKHOLDER MATTERS

        Our common stock is quoted on the Pink Sheets OTC market under the symbol "NWRG.PK". The following table sets forth the high and low bid information for our common stock for each fiscal quarter during the periods indicated. Bid information quoted reflects inter-dealer prices without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

	High	Low
First Quarter ended April 4, 2006	$9.00	$3.50
Year ended January 3, 2006:
First Quarter	$4.25	$2.00
Second Quarter	$4.35	$2.00
Third Quarter	$3.50	$1.50
Fourth Quarter	$6.03	$2.50
Year ended December 28, 2004:
First Quarter	$8.00	$3.00
Second Quarter	$4.99	$2.50
Third Quarter	$2.98	$1.75
Fourth Quarter	$3.10	$1.60

        You are advised to obtain current market quotations for our common stock. No assurance can be given as to the market prices of our common stock at any time after the date of this prospectus.

        On May 5, 2006, the last reported sale price of our common stock was $8.25 per share. As of May 5, 2006, there were approximately 400 holders of record of our common stock. This number does not include individual stockholders who own common stock registered in the name of a nominee under nominee security listings.

        We have not declared or paid any cash dividends on our common stock since our inception. We do not intend to pay any cash dividends in the foreseeable future, and we are precluded from paying cash dividends on our common stock under our financing agreements.

SELECTED FINANCIAL DATA

        The following table sets forth our selected historical financial and operating data on a consolidated basis at January 3, 2006, December 28, 2004, December 30, 2003, December 31, 2002, and January 1, 2002, and for the fiscal years then ended. The income statement data and the balance sheet data as of and for the fiscal years ended January 3, 2006, December 28, 2004, and December 30, 2003 are derived from our consolidated financial statements appearing elsewhere in this prospectus, which have been audited by Grant Thornton LLP, independent registered public accounting firm. The income statement data and the balance sheet data as of and for the fiscal years ended December 31, 2002 and January 1, 2002 are derived from our audited consolidated financial statements which are not included in this prospectus.

        The following table also sets forth our selected historical financial and operating data on a consolidated basis at April 4, 2006 and March 29, 2005, which are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial statements include all adjustments which, in the opinion of management, are necessary for a fair presentation of our consolidated financial position and the consolidated results of our operations for those periods.

        Historical results are not indicative of the results to be expected in the future. The data presented below should be read in conjunction with, and is qualified in its entirety by reference to,

"Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

	Fiscal years ended(1):					First quarter ended:
	Jan 3, 2006 (53 wks)	Dec 28, 2004 (52 wks)	Dec 30, 2003 (52 wks)	Dec 31, 2002 (52 wks)	Jan 1, 2002 (52 wks)	Apr 4, 2006 (13 wks)	Mar 29, 2005 (13 wks)
	(in thousands of dollars, except per share amounts)
Results of Operations
Revenues	$389,093	$373,860	$383,306	$398,650	$234,175	$97,076	$93,295
Cost of sales	315,391	306,661	317,690	321,506	189,403	78,531	76,137

Gross margin	73,702	67,199	65,616	77,144	44,772	18,545	17,158
Gross margin as percent of sales	18.9%	18.0%	17.1%	19.4%	19.1%	19.1%	18.1%
General and administrative expenses	36,096	32,755	41,794	42,640	28,647	10,561	8,680
Depreciation and amortization	26,316	27,848	34,013	35,047	18,260	6,004	6,708
Loss (gain) on sale, disposal or abandonment of assets, net	314	1,557	(558)	—	—	21	4
Charges for integration and reorganization costs	5	(869)	2,132	4,194	4,432	—	5
Impairment charge	1,603	450	5,292	—	3,259	76	97

Income (loss) from operations	9,368	5,458	(17,057)	(4,737)	(9,826)	1,883	1,664
Interest expense, net(2)	23,698	23,196	34,184	42,883	47,104	5,209	5,919
Prepayment penalty upon redemption of $160 Million Notes	—	—	—	—	—	4,800	—
Write-off of debt issuance costs upon redemption of $160 Million Notes	—	—	—	—	—	3,956	—
Cumulative change in the fair value of derivatives	—	—	(993)	(233)	(57,680)	—	—
Gain on sale of debt securities	—	—	(374)	(2,537)	(241)	—	—
Loss on exchange of Series F due to Equity Recap	—	—	23,007	—	—	—	—
Loss on extinguishment of Greenlight obligation	—	—	—	—	16,641	—	—
Permanent impairment in the value of investment in debt securities	—	—	—	—	5,805	—	—
Other expense (income)	(312)	(284)	(172)	(322)	131	10	(57)

Loss before income taxes	(14,018)	(17,454)	(72,709)	(44,528)	(21,586)	(12,092)	(4,198)
Provision (benefit) for state income taxes	—	(49)	812	366	167	—	—

Net loss	(14,018)	(17,405)	(73,521)	(44,894)	(21,753)	(12,092)	(4,198)
Dividends and accretion on Preferred Stock	—	—	(14,423)	(27,594)	(58,520)	—	—

Net loss available to common stockholders	$(14,018)	$(17,405)	$(87,944)	$(72,488)	$(80,273)	$(12,092)	$(4,198)

Net loss per share—basic and diluted	$(1.42)	$(1.77)	$(22.71)	$(55.18)	$(133.43)	$(1.20)	$(0.43)

	As of:
	Jan 3, 2006	Dec 28, 2004	Dec 30, 2003	Dec 31, 2002	Jan 1, 2002	Apr 4, 2006	Mar 29, 2005
	(in thousands of dollars, except per share amounts)
Balance Sheet
Cash and cash equivalents	$1,556	$9,752	$9,575	$10,705	$15,478	$3,847	$1,341
Property, plant and equipment, net	33,359	41,855	54,513	73,780	98,064	31,867	39,291
Total assets	130,924	158,456	181,738	203,174	280,203	130,448	144,229
Short-term debt and current portion of long-term debt	280	295	2,105	150,872	168,394	2,180	280
Mandatorily redeemable Series Z preferred stock, $.001 par value, $1,000 per share liquidation value(3)	57,000	57,000	57,000	—	—	57,000	57,000
Long-term debt	160,560	160,840	161,120	11,011	12,119	168,042	160,840
Mandatorily redeemable Series F preferred stock, $.001 par value, $1,000 per share liquidation value (temporary equity)(3)	—	—	—	84,932	57,338	—	—
Total stockholders' equity (deficit)	(126,211)	(112,483)	(95,153)	(96,146)	(30,096)	(138,070)	(116,664)
Other Financial Data:
Depreciation and amortization	$26,316	$27,848	$34,013	$35,047	$18,260	$6,004	$6,708
Capital expenditures	10,264	9,393	6,921	5,172	3,757	2,559	2,178
Number of locations at end of period	626	690	736	747	770	621	679
Franchised and licensed	191	237	272	287	287	189	230
Company-owned and operated	435	453	464	460	483	432	449
Increase (decrease) in comp store sales(4)	5.2%	(1.9%)	(3.5%)	1.9%	2.5%	6.2%	4.6%

(1)
We have a 52/53-week fiscal year ending on the Tuesday closest to December 31. Fiscal years 2004, 2003, 2002 and 2001 which ended on December 28, 2004, December 30, 2003, December 31, 2002 and January 1, 2002, respectively, contained 52 weeks, while fiscal year 2005, which ended on January 3, 2006, contained 53 weeks.

(2)
Interest expense is comprised of interest paid or payable in cash and non-cash interest expense resulting from the amortization of debt discount, notes paid-in-kind, debt issuance costs and the amortization of warrants issued in connection with debt financings.

(3)
As more fully described in the notes to the consolidated financial statements, the adoption of Statement of Financial Accounting Standard (SFAS) No. 150 resulted in the Series Z Preferred Stock being presented as a liability rather than the historical mezzanine presentation of the Series F.

(4)
Comparable store sales represent sales at restaurants that were open for one full year and have not been relocated or closed during the current year. Comparable store sales are also referred to as "same-store" sales and as "comp sales" within the restaurant industry.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Company Overview

        We believe we are a leader in the quick casual segment of the restaurant industry. We specialize in high quality foods for breakfast and lunch in a café atmosphere with a neighborhood emphasis. Our product offerings include fresh baked goods, made-to-order sandwiches, bagels, soups, salads, desserts, premium coffees and other café beverages. We operate and license locations primarily under the Einstein Bros. and Noah's brand names, and franchise locations primarily under the Manhattan brand name. We also operate a dough production facility. We view our primary business as operating, franchising and licensing strong restaurant brands in the marketplace. Our manufacturing operations are supportive to our main business focus but allow us to leverage our inherent cost structure via third party business and enhancement of our brands through new product channels.

Quickservice Industry Overview

        According to the Restaurant Industry Operations Report 2004, published in 2005 by the National Restaurant Association and Deloitte, quickservice sales growth continues to strengthen fueled by an improving economy. Growth in quickservice restaurant sales outpaced full service restaurants. Part of the reason for the stronger growth of quickservice restaurants was lessened competition from grocery and convenience stores, as well as from consumers' decreased use of takeout from other types of restaurants. Growth in the quickservice segment will continue to be driven by consumers' demands for value and convenience. Even as they make convenience and speed a top priority, customers also appear to be looking for new tastes and enhanced décor in quickservice restaurants. Part of the recent growth in quickservice restaurants sales is driven by the growing popularity of the "quick casual" or "fast casual" restaurants. These restaurants tend to do their highest sales volume at lunch and have higher check averages (typically in the range of $6.50 to $9.50) than traditional quickservice restaurants. They are characterized by food flavor profiles more in line with casual dining offerings and décor that tends to deviate from the design of the more traditional quickservice restaurant establishments. Quickservice menus show a trend toward adding more items for nutrition conscious customers to supplement the already vast selection of menu items available. Research from the National Restaurant Association indicates that consumers may be interested in even more choices, including fresh fruit, fresh vegetables, main-dish salads and other items.

        It wasn't long ago that you had to look up the definition of "fast casual" to understand the meaning of this unique restaurant concept that is a hybrid of the fast-food and traditional sit-down eating experiences. Not only is fast-casual food delivered in a fast, high-quality dining experience, but fast casuals also have been in the fast lane of growth. Based on 2004 data published by Technomic, Inc. a national consulting and research firm, the fast-casual segment generated approximately $7.2 billion in sales (representing 2.3% of the industry) and is the fastest growing segment of the restaurant industry growing by 12.8% compared to 7.5% for the industry as a whole. Technomic has forecasted fast casual sales to grow at a compound annual growth rate of between 10.8% and 12.5% from 2004 to 2009, compared to 5.6% for the industry generally.

Debt Refinancing and Equity Recapitalization

        We completed a debt refinancing on July 8, 2003, when we issued $160.0 million of 13% senior secured notes due 2008, or the $160 million notes. We used the net proceeds of the offering, among other things, to refinance the increasing rate notes. On the same date, we also entered into a three-year, $15 million senior secured revolving credit facility with AmSouth Bank, or the AmSouth revolver. The AmSouth revolver was subsequently amended to make technical corrections, clarify ambiguous terms and provide for increased limits with respect to letters of credit. Effective

February 11, 2005, the AmSouth revolver was amended again to increase our letter of credit sub-facility from $5 million to $7.5 million.

        The equity recapitalization with all of our preferred stockholders, who also held a substantial portion of our common stock, was approved by our board of directors on June 26, 2003 and our stockholders on September 24, 2003 and included the following transactions:

  •
  we issued Halpern Denny 57,000 shares of Series Z in exchange for 56,237.994 shares of Series F (including accrued and unpaid dividends, which were payable in additional shares of Series F), 23,264,107 shares of common stock and warrants to purchase 13,711,054 shares of common stock (collectively, the Halpern Denny interests); and

  •
  each stockholder received 0.6610444 new shares of common stock for every share of common stock held by such stockholder pursuant to a 1.6610444-for-one forward stock split in order to effect the transactions contemplated by the equity recapitalization;

  •
  the per share exercise price and the number of shares of common stock issuable upon the exercise of each outstanding option or warrant (other than the warrants that were issued in connection with the increasing rate notes pursuant to the Warrant Agreement dated June 19, 2001, as amended between The Bank of New York, as warrant agent and us) were adjusted to reflect the forward stock split;

  •
  immediately following the forward stock split, we issued Greenlight 938,084,289 shares of common stock in exchange for 61,706.237 shares of Series F. These shares of Series F included

  •
  shares originally issued as Series F,

  •
  shares converted into Series F from the $10 million contribution plus accrued interest resulting from the bond purchase agreement entered into with Greenlight, or the Greenlight obligation; and

  •
  shares converted into Series F from the $35 million asset-backed loan to our non-restricted subsidiary, New World EnbcDeb Corp., or the bridge loan, which was acquired by Greenlight from Jefferies & Company, Inc.

        In addition to approving the equity recapitalization at the September 24, 2003 annual meeting, among other things, our stockholders also voted to amend our restated certificate of incorporation to effect a one-for-one hundred reverse stock split following the consummation of the transactions contemplated by the equity recapitalization.

        Following the closing of the equity recapitalization, Greenlight beneficially owned approximately 92% of our common stock on a fully diluted basis and warrants issued pursuant to the warrant agreement represented approximately 4.3% of our common stock on a fully diluted basis.

        As a result of the Einstein Bros. acquisition and the related financing transactions in 2001 as well as the issuance of notes under the $160 million notes and the completion of the equity recapitalization in 2003, management believes that period-to-period comparisons of our operating results are not necessarily indicative of, and should not be relied upon as an indication of, our future performance.

Debt Redemption and Refinancing

        On February 28, 2006, we completed a debt refinancing that redeemed our $160 Million Notes and retired our $15 million AmSouth Revolver. Our new debt obligations consist of the following:

  •
  $15 million revolving credit facility;

  •
  $80 million first lien term loan;

  •
  $65 million second lien term loan; and

  •
  $25 million subordinated term loan.

        $15 Million Revolving Credit Facility—the Revolving Facility has a maturity date of March 31, 2011 and provides for interest based upon the prime rate or LIBOR plus a margin. The margin may increase or decrease up to 0.25% based upon our consolidated leverage ratio as defined in the agreement. The initial margin is at prime plus 2.00% or LIBOR plus 3.00%. This facility may be used in whole or in part for letters of credit.

        $80 Million First Lien Term Loan—the First Lien Term Loan has a maturity date of March 31, 2011 and provides for a floating interest rate based upon the prime rate or LIBOR plus a margin. The margin may increase or decrease 0.25% based upon our consolidated leverage ratio as defined in the agreement. The initial margin is prime plus 2.00% or LIBOR plus 3.00%. The facility is fully amortizing with quarterly principal reductions and interest payments over the term of the loan as follows:

For the 2006 fiscal year ending January 2, 2007	$1.425 million
For the 2007 fiscal year ending January 1, 2008	$3.325 million
For the 2008 fiscal year ending December 30, 2008	$5.950 million
For the 2009 fiscal year ending December 29, 2009	$11.250 million
For the 2010 fiscal year ending December 28, 2010	$32.150 million
For the 2011 fiscal quarter ending March 29, 2011	$25.900 million

        In addition to the repayment schedule discussed above, the First Lien Term Loan also requires additional principal reductions based upon a percentage of excess cash flow as defined in the loan agreement in any fiscal year. The First Lien Term Loan also provides us the opportunity to repay the Second Lien Term Loan or the Subordinated Loan with the proceeds of a capital stock offering provided that certain consolidated leverage ratios are met.

        In the event that we have not extended the maturity date of the Series Z to a date that is on or after July 26, 2012 or redeemed the Series Z by December 30, 2008, then the Revolving Facility and the First Lien Term Loan will mature on December 30, 2008.

        $65 Million Second Lien Term Loan—the Second Lien Term Loan has a maturity date of February 28, 2012 and provides for a floating interest rate based upon the prime rate plus 5.75% or LIBOR plus 6.75%. Interest is payable in arrears on a quarterly basis. The Second Lien Term Loan has a prepayment penalty of 2.0% and 1.0% of the amount of any such optional prepayment that occurs prior to the first or second anniversary date, respectively. The Second Lien Term Loan requires principal reductions based upon a percentage of excess cash flow (as defined in the credit agreement) in any fiscal year and is also subject to certain mandatory prepayment provisions. In the event that we have not extended the maturity date of the Series Z to a date that is on or after July 26, 2012 or redeemed the Series Z by March 30, 2009, then the Second Lien Term Loan will mature on March 30, 2009.

        $25 Million Subordinated Term Loan—the Subordinated Term Loan has a maturity date of February 28, 2013 carries a fixed interest rate of 13.75% per annum and requires a quarterly cash interest payment in arrears at 6.5% and quarterly paid-in kind interest that is added to the principal balance outstanding at 7.25%. The Subordinated Term Loan is held by affiliates of Greenlight Capital. Based on an original issue discount of 2.5%, proceeds of approximately $24.4 million were loaned to the Company. The Subordinated Term Loan is subject to certain mandatory prepayment provisions. In the event that we have not extended the maturity date of the Series Z to a date that is on or after July 26, 2013 or redeemed the Series Z by June 29, 2009, then the Subordinated Term Loan will mature on June 29, 2009.

        All the loans have usual and customary covenants including consolidated leverage ratios, fixed charge coverage ratios, limitations on capital expenditures, etc. The ratio covenants are based on a Consolidated EBITDA calculation (as defined in our loan agreement) and are measured on a twelve month period ending on the last day of each fiscal quarter. The loans are all guaranteed by our material subsidiaries. The Revolving Facility and the First Lien Term Loan and the related guarantees are secured by a first priority security interest in all of our assets and our material subsidiaries, including a pledge of 100% of our interest in all shares of capital stock (or other ownership or equity interests) of each material subsidiary. The Second Lien Term Loan and the related guarantees are secured by a second priority security interest in all our assets and our material subsidiaries, including a pledge of 100% of our interest in all shares of capital stock (or other ownership or equity interests) of each material subsidiary. The Subordinated Term Loan is unsecured.

        As a result of this refinancing, and based upon LIBOR rates in effect as of February 28, 2006, our average cash interest rate is expected to improve to approximately 10.2% as compared with 13.0% on the debt it replaced. Cash flow savings from the refinancing is expected to result in cash savings of approximately $5.2 million per year based upon LIBOR rates in effect as of February 28, 2006.

Trends and/or Uncertainties

        The following factors represent current trends or uncertainties that may impact operating performance or could cause reported financial information not to be indicative of future operating results or future financial condition.

Revenue

        We will continue to focus on our core strengths in bagels, the breakfast day-part, and on quality, speed of service, order accuracy and customer interaction. We also intend to expand our existing catering programs, increase customer awareness of our retail products, emphasize bundling products such as "Sweeten the Deal," (adding on a beverage and a bakery product, such as a cookie) and highlight favorite products such as our egg sandwiches. We believe these initiatives will positively impact check averages and drive transaction counts in future periods.

Expenses

        Our expenses are generally affected by the following major categories:

  •
  Changing prices for agricultural commodities,

  •
  Rising energy costs and increasing costs of other natural resources,

  •
  Increasing labor costs, and

  •
  Increasing tax rates and costs of compliance with regulatory requirements.

        We experienced slight decreases in dairy prices during 2005, but the decrease was offset by increases in commodity costs for coffee, flour and packaging. Flour represents the most significant raw ingredient we purchase and we believe the cost of this commodity, as well as others, will continue to increase in 2006. Additionally, we believe the cost of produce may increase as a result of the damage to crops caused by hurricanes and other adverse weather-related events.

        Rising energy costs affect our utility bills, distribution costs and packaging costs, because of their dependence upon petroleum products. We experienced increases in the cost for energy and packaging materials during 2005 and believe such costs will continue to increase on average during 2006. Our distribution partners and common freight carriers passed on fuel surcharges to us during fiscal 2004 and 2005. During late 2005, we negotiated contract terms with a new distribution partner. As a result, we experienced increased distribution costs beginning in the fourth quarter of 2005 that will continue throughout 2006.

        Due to competition for personnel, limited availability in the labor pool, and changes in the federal overtime regulations, we anticipate we may experience an increase in hourly wages during 2006 contingent upon the number of overtime hours worked. We continue to make improvements in labor efficiencies that may help to offset increases in labor costs.

        Certain states and local governments have increased both the rate and nature of taxes on businesses in their regions. These increased taxes include real estate and property taxes, state and local income taxes, and various employment taxes.

        Changes in any of the aforementioned categories could directly impact the profitability of our company-owned locations, manufacturing operations or distribution channels. Increases in any of these expense trends in the near future may contribute to degradation in our profit margins until such time as we are able to pass on increased costs to our consumers.

Impact of Inflation

        We have not experienced a significant overall impact from inflation. However, the impact of inflation on labor, food and occupancy costs could, in the future, significantly affect our operations. We pay many of our employees hourly rates slightly above the applicable federal or state minimum wage. Foods costs as a percentage of sales have been somewhat stable due to procurement efficiencies and menu price adjustments, although no assurance can be made that our procurement will continue to be efficient or that we will be able to raise menu prices in the future. Costs for construction, taxes, repairs, maintenance and insurance all impact our occupancy costs. We believe that our current strategy, which is to seek to maintain operating margins through a combination of menu price increases, cost controls, efficient purchasing practices and careful evaluation of property and equipment needs, has been an effective tool for dealing with inflation.

Results of Operations for the First Quarters ended April 4, 2006 and March 29, 2005

			Increase (Decrease)
	For the first quarter ended: (in thousands of dollars)			For the first quarter ended: (percent of total revenue)
			2006 vs. 2005
	2006	2005		2006	2005
Revenues:
Retail sales	90,580	86,859	4.3%	93.3%	93.1%
Manufacturing revenues	5,021	4,994	0.5%	5.2%	5.4%
Franchise and license related revenues	1,475	1,442	2.3%	1.5%	1.5%

Total revenues	97,076	93,295	4.1%	100.0%	100.0%
Cost of sales:
Retail costs	73,526	71,430	2.9%	75.7%	76.6%
Manufacturing costs	5,005	4,707	6.3%	5.2%	5.0%

Total cost of sales	78,531	76,137	3.1%	80.9%	81.6%
Gross profit:
Retail	17,054	15,429	10.5%	17.6%	16.5%
Manufacturing	16	287	(94.4%)	0.0%	0.3%
Franchise and license	1,475	1,442	2.3%	1.5%	1.5%

Total gross profit	18,545	17,158	8.1%	19.1%	18.4%
General and administrative expenses	10,561	8,680	21.7%	10.9%	9.3%
Depreciation and amortization	6,004	6,708	(10.5%)	6.2%	7.2%
Loss on sale, disposal or abandonment of assets, net	21	4	*	0.0%	0.0%
Integration and reorganization cost	—	5	*	0.0%	0.0%
Impairment charges and other related costs	76	97	(21.6%)	0.1%	0.1%

Income from operations	1,883	1,664	13.2%	1.9%	1.8%
Other expense (income):
Interest expense, net	5,209	5,919	(12.0%)	5.4%	6.3%
Prepayment penalty upon redemption of $160 Million Notes	4,800	—	*	4.9%	0.0%
Write-off of debt issuance costs upon redemption of $160 Million Notes	3,956	—	*	4.1%	0.0%
Other, net	10	(57)	*	0.0%	(0.1%)

Net loss	(12,092)	(4,198)	188.0%	(12.5%)	(4.5%)

*
not meaningful

Retail Operations

        Retail revenues for the first quarter ended 2006 were slightly above our expectations. Revenue improved 4.3% when compared to the first quarter ended 2005. Our comparable store sales increase of 6.2% consisted of a 6.3% increase in average check partially offset by a 0.1% reduction in transactions. The increase in average check was primarily related to a system-wide price increase coupled with a slight shift in product mix to higher priced items, including our "Sweeten the Deal" bundling offer (adding on a beverage and a bakery product such as a cookie). Comparable store sales represent sales at restaurants open for one full year and have not been relocated or closed during the current year. Comparable store sales are also referred to as "same-store" sales or as "comp sales" within the restaurant industry.

        The following table summarizes the elements of comparable store sales for each quarter in fiscal 2005 and the first quarter ended 2006:

Period	Comparable Store Sales	Average Check	Transactions
First quarter, fiscal 2005	4.6%	6.4%	(1.7%)
Second quarter, fiscal 2005	6.3%	6.0%	0.3%
Third quarter, fiscal 2005	5.9%	5.5%	0.4%
Fourth quarter, fiscal 2005	3.9%	3.8%	0.1%
First quarter, fiscal 2006	6.2%	6.3%	(0.1%)

        We believe we can improve our transaction counts and bring further awareness to our brand by focusing on improvements in the operation of our restaurants including initiatives in customer service (accuracy, friendliness and speed of service), overall store appearance and further development of catering programs in selected markets.

        Our retail gross profit increased 10.5% for the first quarter ended 2006 when compared to the first quarter 2005 primarily driven by an increase in revenues. Our retail margins are impacted by various store-level operating expenses such as the cost of products sold, salaries and benefits, insurance, supplies, repair and maintenance expenses, advertising, rent, utilities and property taxes. Because certain elements of cost of sales such as rent, utilities, property taxes and manager salaries are fixed in nature, incremental sales positively impact gross profit. During the first quarter of 2006, the increase in company owned retail sales over the comparable period contributed approximately $3.4 million of store contribution margin related to the increased sales. This margin increase was partially offset by approximately $1.0 million in additional marketing expenses, $0.2 million in additional bonuses payable to restaurant managers due to improved operating performance and $0.6 million in additional workers' compensation charges. Depreciation, amortization and income taxes do not impact our retail margins.

        We continually review the performance of each of our restaurants in deciding whether to provide additional capital and other resources to that restaurant. Additionally, we review market level and individual site level models to allow for strategic growth and portfolio rationalization decisions based on sound metrics. These models were built based on consumer research conducted at our company owned Einstein Bros. locations and external demographic, psychographic and competitive databases. We consider various factors such as local market conditions, distribution and supply chain channels, competition, comparable store sales, store-level cash flows and existing lease terms. Based on the store-level considerations, we then review the economic and financial costs of exiting poorly performing locations (where the leases permit cessation of operations) or sub-leasing the location to a third party. We also consider the long-term options of locations that perform at break-even or slightly above break-even. As a result of our strategic review, we have deliberately reduced our store count based on business decisions supported by quantitative data in an effort to improve our overall profitability. We also believe these efforts will identify markets for future store growth, allow us to better focus our time and resources, re-invest in our existing business and contribute to long-term sustainable growth in free cash flow (cash generated from operations less capital expenditures).

Manufacturing Operations

        Our manufacturing operations predominately support our company-operated stores and generate revenue from the sale of food products to franchisees, licensees and third-party distributors. For the first quarter of 2006 and 2005, our manufacturing margins represented less than 1.0% of total revenues. Our manufacturing margins are impacted by various manufacturing-level operating expenses such as the cost of products sold, salaries and benefits, insurance, supplies, repair and maintenance expenses, rent, utilities and property taxes. The profit derived from our manufacturing operations represents third-party sales and can be significantly impacted by fixed overhead costs such as rent, utilities, property taxes and manager salaries and fluctuating commodity costs. All inter-company transactions have been eliminated during consolidation.

Franchise and License Operations

        Revenues for the franchised and licensed segment consist primarily of initial fees and royalty income earned as a result of operation of franchise and license restaurants. The improvement in franchise and license related revenue is predominately driven by slight increases in comparable store sales in our Manhattan Bagel franchise and Einstein Bros. licensed locations.

Other Operating Expenses

        Our general and administrative expenses increased 21.7%, or $1.9 million, for the first quarter of 2006 when compared to the first quarter of 2005. Contributing to the increase was approximately $0.1 million in bonus wages payable to corporate office staff due to improved operating performance, $0.2 million in severance, and $0.2 million in expenses related to the costs of transitioning to a new distributor. Additionally, we incurred approximately $0.5 million for our first annual leadership summits for our Einstein Bros. and Noah's general managers and our Manhattan Bagel franchisees. The first quarter of 2005 included a one-time benefit of approximately $0.2 million from the reversal of a prior period charge to bad debt expense due to stronger than previously forecasted collections on franchise receivables.

        Due to the adoption of SFAS 123R and applying the modified prospective transition method in the first quarter of 2006, we recorded $0.2 million in stock based compensation expense which is included in general and administrative expenses. Prior to the adoption of SFAS No. 123R, we applied the intrinsic value-based method of accounting for which no compensation expense was recorded as the current market price of the underlying common stock was equal to or less than the exercise price of the option on the date of grant.

        Depreciation and amortization expenses decreased 10.5%, or $0.7 million, for the first quarter of 2006 when compared to the first quarter of 2005. The decrease is primarily due to a portion of our asset base becoming fully depreciated. Depreciation and amortization expense is predominately related to the assets of Einstein/Noah Bagel Corp. that we acquired in bankruptcy proceedings in June 2001. The majority of these assets and all of our amortizing intangibles will become fully depreciated or amortized in July 2006. Accordingly, on a prospective basis, our depreciation and amortization expense will decrease substantially. Based on our current run rates for capital expenditures, our existing base of assets, and our projections for new purchases of fixed assets, we believe our annual rate of depreciation expense will approximate $12 million to $15 million in the near term.

        On February 28, 2006, we completed a debt refinancing that redeemed our $160 Million Notes and retired our $15 million AmSouth Revolver. We replaced this debt with $170 million in new term loans and a $15 million revolving credit facility effectively reducing our effective interest rate from 13.9% to a weighted-average effective interest rate of 10.2% as of April 4, 2006. For the first quarter ended 2006, we incurred $5.2 million in net interest expense compared to $5.9 million in 2005. In addition, we wrote off $4.0 million of debt issuance costs and paid a 3% redemption premium on the $160 Million Notes in the amount of $4.8 million.

        Net operating losses generated in the current year from continuing operations resulted in no federal and state income tax liability for the first quarters ended 2006 and 2005. Due to the uncertainty of future taxable income, deferred tax assets resulting from these net operating losses have been fully reserved. To date we have incurred substantial net losses that have created significant net operating loss carryforwards (NOL's) for tax purposes. Our NOL's are one of our deferred income tax assets. Over the past two years, we have reduced our net losses substantially from prior years. In the near term, we believe our income from operations will benefit from the reduction in our depreciation and amortization expense, as well as a savings from the reduction in the interest rate on our debt facility as previously discussed.

        In accordance with SFAS 109, Accounting for Income Taxes, we will assess the continuing need for a valuation allowance that results from uncertainty regarding our ability to realize the benefits of our deferred tax assets. The ultimate realization of deferred income tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. As we move closer toward achieving net income, we will review various qualitative and quantitative data, including events within the restaurant industry, the cyclical nature of our business, our future forecasts and historical trending. Upon conclusion that our prospects for the realization of our deferred tax assets are more likely than not, we would then reduce our valuation allowance as appropriate and credit income tax expense after considering the following factors:

  •
  The level of historical taxable income and projections for future taxable income over periods in which the deferred tax assets would be deductible, and

  •
  Achievement of approximately two years of net income before tax, with a carryback and carryforward review of our performance over the same period of time in which profits have been sustained.

        The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward periods are reduced. As of April 4, 2006, net operating loss carryforwards of $164.4 million were available to be utilized against future taxable income for years through fiscal 2026, subject to annual limitations.

Results of Operations for Fiscal Years 2005, 2004 and 2003

				% Increase / (Decrease)
	For the years ended: (in thousands of dollars)					For the years ended: (percent of total revenue)
				2005 vs. 2004	2004 vs. 2003
	2005	2004	2003			2005	2004	2003
	(53 wks)	(52 wks)	(52 wks)			(53 wks)	(52 wks)	(52 wks)
Revenues:
Retail sales	$363,044	$347,786	$356,225	4.4%	(2.4)%	93.3%	93.0%	92.9%
Manufacturing revenues	20,118	20,122	21,457	(0.0)%	(6.2)%	5.2%	5.4%	5.6%
Franchise and license related revenues	5,931	5,952	5,624	(0.4)%	5.8%	1.5%	1.6%	1.5%

Total revenues	389,093	373,860	383,306	4.1%	(2.5)%	100.0%	100.0%	100.0%
Cost of sales (percentage of corresponding revenue stream):
Retail costs	296,610	288,736	297,934	2.7%	(3.1)%	81.7%	83.0%	83.6%
Manufacturing costs	18,781	17,925	19,756	4.8%	(9.3)%	93.4%	89.1%	92.1%

Total cost of sales	315,391	306,661	317,690	2.8%	(3.5)%	81.1%	82.0%	82.9%
Gross profit (percentage of corresponding revenue stream):
Retail	66,434	59,050	58,291	12.5%	1.3%	18.3%	17.0%	16.4%
Manufacturing	1,337	2,197	1,701	(39.1)%	29.2%	6.6%	10.9%	7.9%
Franchise and license	5,931	5,952	5,624	(0.4)%	5.8%	100.0%	100.0%	100.0%

Total gross profit	73,702	67,199	65,616	9.7%	2.4%	18.9%	18.0%	17.1%
General and administrative expenses	36,096	32,755	41,794	10.2%	(21.6)%	9.3%	8.8%	10.9%
Depreciation and amortization	26,316	27,848	34,013	(5.5)%	(8.1)%	6.8%	7.4%	8.9%
Loss (gain) on sale, disposal or abandonment of assets, net	314	1,557	(558)	(79.8)%	*	0.1%	0.4%	(0.1)%
Charges (adjustments) of integration and reorganization cost	5	(869)	2,132	*	*	0.0%	(0.2)%	0.6%
Impairment charges and other related costs	1,603	450	5,292	*	(91.5)%	0.4%	0.1%	1.4%

Income (loss) from operations	9,368	5,458	(17,057)	71.6%	(132.0)%	2.4%	1.5%	(4.4)%
Other expense (income):
Interest expense, net	23,698	23,196	34,184	2.2%	(32.1)%	6.1%	6.2%	8.9%
Cumulative change in the fair value of derivatives	—	—	(993)	*	*	0.0%	0.0%	(0.3)%
Gain on investment in debt securities	—	—	(374)	*	*	0.0%	0.0%	(0.1)%
Loss on exchange of Series F Preferred Stock	—	—	23,007	*	*	0.0%	0.0%	6.0%
Other	(312)	(284)	(172)	9.9%	65.1%	(0.1)%	(0.1)%	(0.0)%

Loss before income taxes	(14,018)	(17,454)	(72,709)	(19.7)%	(76.0)%	(3.6)%	(4.7)%	(19.0)%
Provision (benefit) for state income taxes	—	(49)	812	*	*	0.0%	(0.0)%	0.2%

Net loss	(14,018)	(17,405)	(73,521)	(19.5)%	(76.3)%	(3.6)%	(4.7)%	(19.2)%
Dividends and accretion on Preferred Stock	—	—	(14,423)	*	*	0.0%	0.0%	(3.8)%

Net loss available to common stockholders	$(14,018)	$(17,405)	$(87,944)	(19.5)%	(80.2)%	(3.6)%	(4.7)%	(22.9)%

*
not meaningful

Revenues

        Total revenues for fiscal 2005 were slightly below our expectations predominantly due to lower manufacturing revenues, license fees and a lower level of increased transactions at our company operated restaurants but represented positive sales performance over prior years. Total revenue improved 4.1% during fiscal 2005 compared to fiscal 2004. This improvement was primarily attributable to an increase in retail sales. During fiscal 2005, we derived 93.3% of our total revenue from our company-operated restaurants. Our company operated retail sales increased 2.4% when calculated on a comparative 53-week basis for both fiscal 2005 and 2004. Retail comparable store sales increased 5.2% for fiscal 2005 due to an increase of 5.4% in check average offset by 0.2% decrease in transactions. Comparable store sales represent sales at restaurants that were open for one full year and have not been relocated or closed during the current year. Comparable store sales are also referred to as "same-store" sales and as "comp sales" within the restaurant industry.

        Total revenues for fiscal 2004 were consistent with our expectations. Total revenues decreased 2.5% for fiscal 2004 compared to fiscal 2003. The decrease in total revenue primarily resulted from the decline in company operated retail sales. Retail comparable store sales decreased 1.9% for fiscal 2004 due to a reduction in transactions of 5.4% partially offset by an increase of 3.8% in check average.

        Throughout fiscal 2004, the trend of lower comparable store sales began to reverse and ultimately became positive during the fourth quarter of 2004. The following table summarizes the elements of comparable store sales for each quarter in fiscal 2004 and 2005:

	Comparable Store Sales	Average Check	Transactions
Fiscal Year 2004:
First Quarter	(4.8)%	0.7%	(5.5)%
Second Quarter	(3.7)%	3.9%	(7.3)%
Third Quarter	(1.6)%	5.0%	(6.3)%
Fourth Quarter	2.6%	5.2%	(2.5)%
Fiscal Year 2005:
First Quarter	4.6%	6.4%	(1.7)%
Second Quarter	6.3%	6.0%	0.3%
Third Quarter	5.9%	5.5%	0.4%
Fourth Quarter	3.9%	3.8%	0.1%

        We believe the positive trend in comparable store sales is a result of price increases coupled with a shift in the product mix to higher priced items, improvements in the operation of our restaurants including initiatives in customer service and overall store appearance, the introduction of new menu items, further development of catering programs in selected markets, and advertising campaigns that were initiated in the fourth quarter of fiscal 2004 and second and third quarters of fiscal 2005 that strengthened consumer awareness.

Gross Profit

        Our total gross profit during fiscal 2005 demonstrates continuing improvement over prior years due to careful monitoring of the impact of price increases and the cost of products sold using theoretical food cost models. The dollar change in our total gross profit improved 9.7% during fiscal 2005 compared to fiscal 2004. The improvement was primarily driven by an increase of 12.5% in our company-operated retail margins, which contributes the most significant component of total gross profit. Our retail margins are impacted by various store-level operating expenses such as the cost of products sold, salaries and benefits, insurance, supplies, repair and maintenance expenses, advertising, rent, utilities and property taxes. Similarly, our manufacturing margins are impacted by various manufacturing-level operating expenses such as the cost of products sold, salaries and benefits, insurance, supplies, repair and maintenance expenses, rent, utilities and property taxes. Depreciation, amortization and income taxes do not impact our retail or manufacturing margins.

        Because certain elements of cost of sales such as rent, utilities, property taxes and manager salaries are fixed in nature, incremental sales positively impact gross profit. During fiscal year 2005, the increase in company operated retail sales over the comparable period contributed approximately $11.7 million of store contribution margin related to the increased sales. This margin increase was partially offset by approximately $1.6 million in additional marketing expenses, $2.0 million in additional bonuses payable to restaurant managers due to improved operating performance and $0.7 million in increased bank charges and credit card fees.

        Our total gross profit improved 2.4% for fiscal 2004 compared to fiscal 2003. The improvement was primarily due to improvements in our retail costs of sales. Our retail margins improved by 1.3% in fiscal 2004 as compared to fiscal 2003. For fiscal 2004, approximately $8.2 million of the improvement we experienced was attributable to our decision to temporarily reduce marketing expenditures as we focused on modifications to our customer service system, menu offerings and the "look and feel" of our company-operated restaurants. Additionally, we experienced an improvement in labor utilization and reductions in group insurance and workers' compensation claims of approximately $1.1 million, offset by increases of approximately $2.4 million in commodity costs.

        Our manufacturing operations are ancillary to our company-operated stores. For the fiscal years ended 2005 and 2004, our manufacturing margins represented less than 1.0% of total revenues. The profit derived from our manufacturing operations represents third-party sales and can be significantly impacted by fixed overhead costs such as rent, utilities, property taxes and manager salaries and fluctuating commodity costs.

Other Expenses

        Our general and administrative expenses increased 10.2% during fiscal 2005 when compared to the same period in 2004. Approximately $2.4 million was the result of an increase in salaries and bonuses to corporate office staff and management due to improved operating performance. Also contributing to the increase was approximately $0.6 million in travel, $0.4 million in severance wages, $0.5 million in additional accrued vacation wages payable in future periods, $0.3 million in additional recruiting and relocation expenses, offset by approximately $1.1 million in reduced legal spending for matters that were resolved in early 2005.

        General and administrative expenses decreased 21.6% during fiscal 2004 when compared to the preceding fiscal year. The decline in fiscal 2004 general and administrative expenses is primarily due to reduced spending of $3.9 million for non-capitalizable legal and consulting expenses that were related to our 2003 debt refinancing and equity recapitalization, and the re-audit of our 2000 and 2001 financial results that occurred during 2003, which did not recur in 2004. Additionally, in 2004, bad debt expense decreased $1.8 million due to improved collection efforts and management of franchisee receivables.

        Depreciation and amortization expenses decreased 5.5% and 18.1% during fiscal 2005 and 2004, respectively, when compared to the preceding fiscal year. The decrease in depreciation and amortization expense is primarily due to a portion of our asset base becoming fully depreciated.

        During fiscal 2004, we recorded a loss on disposal or abandonment of assets of approximately $120,000 due to the disposal of menu boards as a result of our new menu offerings and approximately $1.5 million due to the abandonment of leasehold improvements related to closed restaurants and our administrative facilities located in New Jersey. The loss on disposal or abandonment of assets was offset by a gain of approximately $90,000 on the sale of the assets of Willoughby's.

        Charges (adjustments) of integration and reorganization cost for fiscal 2004 primarily represents adjustments to previously recorded liabilities associated with the closing and consolidation of our Eatontown facilities during 2002. During April 2004, we reached an agreement with the landlord of our Eatontown facility to settle outstanding litigation. Previously recorded integration and reorganization estimates associated with closing this facility were adjusted to reflect a reduction of the prior year's accrued cost of $0.7 million. The charge in fiscal 2003 reflects an increase in the estimated liability associated with closing certain facilities as part of our reorganization partially offset by an adjustment from an estimated reorganization liability recorded in 2002.

        During fiscal 2005, we recorded approximately $1.3 million in impairment charges related to the Chesapeake trademarks. We also recorded approximately $0.2 million in impairment charges related to company-owned stores and approximately $0.1 million in exit costs from the decision to close one restaurant. During fiscal 2004, we recorded $0.5 million in impairment charges for long-lived asset impairments and exit costs from the decision to close two restaurants and to write down the assets of under-performing restaurants. During fiscal 2003, we recorded a charge of approximately $5.3 million due to the reduced value of certain trademarks associated with our Manhattan and Chesapeake brands and the value of franchisee territory rights for our Manhattan brand. There was no impairment of intangible assets in fiscal 2004.

        During fiscal 2005, net interest expense increased 2.2% when compared to fiscal 2004 primarily due to the 53-week basis. Calculated on a comparative 53-week basis for both fiscal 2005 and 2004, interest expense remained flat. Net interest expense decreased 32.1% during fiscal 2004 when compared to the preceding fiscal year as a result of refinancing our debt in July 2003 in which the stated interest rate on our primary debt facility declined from 18% to 13% per year.

        As a result of the equity recapitalization in September 2003, we no longer have contingently issuable warrants and all issued warrants are classified as permanent equity. The cumulative change in fair value of derivatives during fiscal 2003 is due to the change in the fair value of warrants classified as a derivative liability based on the underlying fair value of common stock to which they are indexed and, for contingently-issuable warrants classified as a derivative liability, the estimated probability of issuance and other pertinent factors.

        In fiscal 2003, we recognized a gain on the investment in debt securities of $0.4 million from our investment in the Einstein/Noah Bagel Corp. 7.25% Convertible Debentures due 2004. The proceeds from the bankruptcy court were in excess of our original estimates.

        In September 2003, we completed an equity recapitalization with our preferred stockholders, who held a substantial portion of our common stock. Among other things, our Mandatorily Redeemable Series F Preferred Stock was eliminated. In exchange, we issued 57,000 shares of Series Z Mandatorily Redeemable Preferred Stock to Halpern Denny Fund III, L.P. and we issued 9,380,843 shares of our common stock to Greenlight Capital and affiliates. The exchange of the Halpern Denny interest resulted in a reduction of our effective dividend rate and as a result of this and other factors, we accounted for this transaction as troubled debt restructuring. This exchange did not result in a gain from troubled debt restructuring. The exchange of the Greenlight interest into common shares was recorded at fair value, which resulted in a loss upon exchange of approximately $23.0 million reflected in fiscal 2003.

Liquidity and Capital Resources

        The restaurant industry is predominantly a cash business where cash is received at the time of the transaction. We believe we will generate sufficient cash flow and have sufficient availability under our revolving credit facility to fund operations, capital expenditures and required debt and interest payments. Our inventory turns frequently since our products are perishable. Accordingly, our investment in inventory is minimal. Our accounts payable are on terms that we believe are consistent with those of other companies within the industry.

        The primary driver of our operating cash flow is our restaurant operations, specifically the gross margin from our company-operated restaurants. Therefore, we focus on the elements of those operations including comparable store sales and cash flows to ensure a steady stream of operating profits that enable us to meet our cash obligations. On a weekly basis, we review our company-operated store performance compared with the same period in the prior year and our operating plan. We are continuously identifying and implementing initiatives to increase revenue as well as reduce costs, not only at the store operations level, but also within other disciplines such as supply chain, manufacturing operations and overhead. During 2006, we are focusing on the following initiatives:

  •
  new revenue initiatives related to our manufacturing and commissary operations;

  •
  expansion of our catering program;

  •
  a focus on labor costs and efficiencies;

  •
  price increases on certain menu items based upon competitive analysis and the cost of underlying ingredients;

  •
  refinement of merchandising to drive sales of higher margin items;

  •
  menu optimization to remove and/or modify slow moving products and thus reduce waste;

  •
  reductions in cost of goods sold through purchasing efficiencies; and

  •
  refinement of programs that monitor theoretical food cost.

Debt Facility

        On February 28, 2006, we completed the refinancing of the AmSouth Revolver and $160 Million Notes. Our new financing consists of a:

  •
  $15 million revolving credit facility (Revolving Facility) maturing on March 31, 2011;

  •
  $80 million first lien term loan (First Lien Term Loan) maturing on March 31, 2011;

  •
  $65 million second lien term loan (Second Lien Term Loan) maturing on February 28, 2012; and

  •
  $25 million subordinated note (Subordinated Note) maturing on February 28, 2013.

        Each of the loans requires the payment of interest in arrears on a quarterly basis commencing on March 31, 2006. Additionally, the First Lien Term Loan requires quarterly scheduled minimum principal reductions commencing June 30, 2006. In the event that we have not extended the maturity date of the Mandatorily Redeemable Series Z Preferred Stock (Series Z) to a date that is on or after July 26, 2012 (July 26, 2013 for the Subordinated Note) or redeemed the Series Z by various dates in 2008 and 2009, then each of the loans have various accelerated maturity dates beginning in December 2008. For an additional discussion regarding our new debt facility, see Note 6 to our consolidated financial statements for the first quarter ended April 4, 2006 included elsewhere in this prospectus.

        Based upon our projections for 2006 and beyond, we believe that our various sources of capital, including availability under existing debt facilities, ability to raise additional financing, and cash flow from operating activities of continuing operations, are adequate to finance operations as well as the repayment of current debt obligations. If we are unable to generate sufficient cash flow to make payments on our debt, we may have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing our debt on terms that are not favorable to us or selling assets. We may not be able to accomplish any of these alternatives on satisfactory terms, if at all, and even if accomplished, they may not yield sufficient funds to service our debt.

Working Capital

        On April 4, 2006, we had unrestricted cash of $3.8 million and restricted cash of $3.2 million. Our working capital deficit increased to $13.0 million at April 4, 2006 from $11.7 million at January 3, 2006, primarily due to short term classification of principal payments due under our First Lien Term Loan.

        On January 3, 2006, we had unrestricted cash of $1.6 million and restricted cash of $3.2 million. On December 28, 2004, we had unrestricted cash of $9.8 million, restricted cash of $3.8 million and nothing borrowed under our AmSouth Revolver. We reduced our working capital deficit to $11.7 million in fiscal 2005 compared to a working capital deficit of $18.7 million in fiscal 2004. The timing of our January 1 semi-annual interest payment of $10.4 million under our $160 Million Notes and the payment of monthly rent (reflected in prepaid expenses) negatively impacted our cash balance at January 3, 2006.

Operating Activities

        Due to increased profitability and the timing of operational receipts and payments, net cash of $0.1 million was provided by operating activities for the first quarter of fiscal 2006 compared to net cash of $6.3 million used in operating activities during the same period in fiscal 2005.

        During fiscal 2005, operations generated $2.1 million of cash compared to $11.1 million in fiscal 2004. Generally, our cash from operations has included two semi-annual interest payments of $10.4 million, or $20.8 million in the aggregate, related to our $160 Million Notes. Fiscal year 2005 includes $31.2 million representing three cash interest payments.

        Due to the timing of interest payments under our $160 Million Notes, which were due January 1 and July 1 and approximated $10.4 million on a semi-annual basis, we generally consumed cash from operations during the first and third fiscal quarters of each year. During the second and fourth fiscal quarters of each year, we generally generated cash from operations. Historically, our fourth quarter is our strongest quarter for generating cash due to seasonality and gift card promotions. Under our new credit facility and based on LIBOR rates in effect as of February 28, 2006, we estimate that our cash interest expense will decrease by approximately $5.2 million on an annual basis.

Investing Activities

        During first quarter of 2006, we used approximately $2.6 million of cash to purchase additional property and equipment that included $0.3 million for new stores, $0.6 million for remodeling existing stores, $1.1 million for replacement and new equipment at our existing company-operated stores, $0.2 million for our manufacturing operations and less than $0.4 million for general corporate purposes.

        During fiscal 2005, we used approximately $10.3 million of cash to purchase additional property and equipment that included $1.2 million for new stores, $2.3 million for remodeling existing stores, $4.3 million for replacement and new equipment at our existing company-operated stores, $0.9 million for our manufacturing operations and less than $1.6 million for general corporate purposes.

        During fiscal 2004, we used $9.4 million of cash to purchase additional property and equipment that included $1.2 million for new restaurants, $5.8 million for replacement and new equipment at our existing company-operated restaurants, $0.8 million for our manufacturing operations and $1.6 million for general corporate purposes.

        We anticipate that the majority of our capital expenditures for fiscal 2006 will be focused on our refresh and remodel strategy that includes updates of restaurant interiors and design flow through new menu boards. In addition, we plan to acquire additional equipment for new menu items and improvements in the speed of service, particularly during the morning day-part. We also plan to open 5 to 7 new company-owned restaurants during 2006 at an average capital investment of approximately $400,000 to $500,000 per location.

Financing Activities

        As a result of our refinancing of our $160 Million Notes with $170 million in new term loans in February 2006, we borrowed $169.4 million in term loans and incurred approximately $5.0 million in debt issuance costs. Upon closing of our new debt facility, we began amortizing these costs and the debt issuance costs related to our $160 Million Notes and AmSouth Revolver were written-off.

        During fiscal 2005, we used cash of approximately $0.3 million to repay our obligations under the New Jersey Economic Development Authority Note Payable (as further discussed in Note 10 to our consolidated financial statements for the year ended January 3, 2006 included elsewhere in this prospectus), offset by approximately $0.2 million in proceeds received from the exercise of warrants issued in connection with a private financing transaction related to our issuance of increasing rate notes that were repaid in July 2003.

        During fiscal 2004, we used $1.0 million of cash to reduce our debt outstanding on the AmSouth Revolver, approximately $0.8 million to repay our obligations under the Chesapeake Bagel Bakery Note Payable and approximately $0.3 million to repay our obligations under the New Jersey Economic Development Authority Note Payable (as further discussed in Note 10 to our consolidated financial statements for the year ended January 3, 2006 included elsewhere in this prospectus).

Contractual Obligations

        There were no material changes to our contractual obligations during the first quarter of 2006.

        The following table summarizes the amounts of payments due under specified contractual obligations as of January 3, 2006:

	Payments Due by Period
	2006	2007 to 2009	2010 to 2011	2012 and thereafter	Total
	(in thousands of dollars)
Accounts payable and accrued expenses	$30,637	$—	$—	$—	$30,637
Debt(a)	280	160,560	—	—	160,840
Interest expense on $160 Million Notes(a)	20,800	31,200	—	—	52,000
Manditorily Redeemable Series Z	—	57,000	—	—	57,000
Minimum lease payments under capital leases	19	29	—	—	48
Minimum lease payments under operating leases	23,973	28,264	4,980	2,151	59,368
Purchase obligations(b)	9,072	—	—	—	9,072
Other long-term obligations(c)	—	1,448	832	5,095	7,375

Total	$84,781	$278,501	$5,812	$7,246	$376,340

(a)
On January 27, 2006, the $160 Million Notes maturing on July 1, 2008 were called for redemption. On February 28, 2006, the $160 Million Notes were replaced with $170 million in new term loans. Borrowings from the new debt facility were used to repay the $160 Million Notes plus a 3% redemption premium and accrued and unpaid interest to the redemption date. Additionally, debt issuance costs related to our $160 Million Notes and AmSouth Revolver were written off. Our

  $170 million in new term loans mature on various dates beginning in 2011. In the event that we have not extended the maturity date of the Series Z to a date that is on or after July 26, 2012 (July 26, 2013 for the Subordinated Term Loan) or redeemed the Series Z by various dates in 2008 and 2009, then each of the loans have various accelerated maturity dates beginning in December 2008. Under our new credit facility and based on LIBOR rates in effect as of February 28, 2006, we estimate that our cash interest expense will decrease by approximately $5.2 million on an annual basis. For an additional discussion regarding our new debt facility, see Note 27 to our consolidated financial statements for the year ended January 3, 2006 included elsewhere in this prospectus.

(b)
Purchase obligations consist of non-cancelable minimum purchases of frozen dough from Harlan Bakeries, Inc. and certain other raw ingredients that are used in our products.

(c)
Other long-term obligations primarily consist of the remaining liability related to minimum future purchase commitments with a supplier that advanced us $10.0 million in 1996.

        We also had $7.1 million in letters of credit outstanding under our AmSouth Revolver at January 3, 2006. The letters of credit expired on various dates during 2006, were automatically renewable for one additional year and were payable upon demand in the event that we fail to pay certain workers compensation claims. Upon funding of our new financing on February 28, 2006, the existing letters of credit were surrendered and replaced with new letters of credit totaling $6.9 million. The new letters of credit expire on various dates during 2007.

        Effective October 6, 2004, we executed a two-year supply agreement to purchase coffee for our New World Coffee cafés. The agreement provided for agreed-upon pricing at cost plus a minimal mark-up and no minimum purchase commitment. Accordingly, we have not included any estimates of payments due in the contractual obligations table above.

        The following schedule details the amounts of payments due under our new debt facility as of February 28, 2006 based on the original maturity dates. In the event that we have not extended the maturity date of the Series Z to a date that is on or after July 26, 2012 (July 26, 2013 for the Subordinated Term Loan) or redeemed the Series Z by various dates in 2008 and 2009, then each of the loans have various accelerated maturity dates beginning in December 2008.

	Payments Due by Period
	2006	2007 to 2009	2010 to 2011	2012 and thereafter	Total
	(in thousands of dollars)
Revolving Credit Facility	$—	$—	$—	$—	$—
First Lien Term Facility	1,425	20,525	58,050	—	80,000
Second Lien Term Facility	—	—	—	65,000	65,000
Unsecured Subordinated Term Loan Facility	—	—	—	25,000	25,000
Estimated interest expense on the term loans	13,116	41,988	27,082	20,540	102,726

Total	$14,541	$62,513	$85,132	$110,540	$272,726

Off-Balance Sheet Guarantees

        Prior to 2001, we would occasionally guarantee leases for the benefit of certain of our franchisees. None of the guarantees have been modified since their inception and we have since discontinued this practice. Current franchisees are the primary lessees under the vast majority of these leases. Under the lease guarantees, we may be required by the lessor to make all of the remaining monthly rental payments or property tax and common area maintenance payments if the franchisee does not make the required payments in a timely manner. However, we believe that most, if not all, of the franchised locations could be subleased to third parties minimizing our potential exposure. Additionally, we have indemnification agreements with our franchisees under which the franchisees would be obligated to reimburse us for any amounts paid under such guarantees. Historically, we have not been required to make such payments in significant amounts. We record a liability for our exposure under the guarantees in accordance with SFAS No. 5, "Accounting for Contingencies," following a probability related approach. In the event that trends change in the future, our financial results could be impacted. As of April 4, 2006, we had outstanding guarantees of indebtedness under certain leases of approximately $0.5 million. Approximately $78,000 is reflected in accrued expenses in our consolidated balance sheet at January 3, 2006 for probable losses related to these guarantees.

Insurance

        We are insured for losses related to health, general liability and workers' compensation under large deductible policies. The insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The estimated liability is established based on actuarial estimates, is discounted at 10% based upon a discrete analysis of actual claims and historical data and is reviewed on a quarterly basis to ensure that the liability is appropriate. If actual trends, including the severity or frequency of claims differ from our estimates, our financial results could be favorably or unfavorably impacted.

Recent Accounting Pronouncements

        On October 6, 2005, the FASB released FASB Staff Position ("FSP") 13-1, Accounting for Rental Costs Incurred during a Construction Period. FSP 13-1 is effective for the first reporting period beginning after December 15, 2005 and requires that rental costs associated with ground or building operating leases incurred during a construction period be recognized as rental expense allocated on a straight-line basis over the lease term. This accounting is consistent with our current practice.

        We have considered all other recently issued accounting pronouncements and do not believe that the adoption of such pronouncements will have a material impact on our financial statements.

Critical Accounting Policies and Estimates

        The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies impact our more significant judgments and estimates used in the preparation of our financial statements. Our significant accounting policies are discussed in Note 2 to our consolidated financial statements for the year ended January 3, 2006 included in this prospectus.

  Stock Based Compensation

        In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, Share-Based Payment. SFAS No. 123R is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize compensation expense for awards of equity instruments to employees based on the fair value of those awards on the date of grant (with limited exceptions).

        Effective January 4, 2006, we adopted the provisions of SFAS No. 123R using the modified prospective transition method. Prior to the adoption of SFAS No. 123R, we applied the intrinsic value-based method of accounting prescribed by APB No. 25 and related interpretations, in accounting for our fixed award stock options to our employees. As such, compensation expense was recorded only if the current market price of the underlying common stock exceeded the exercise price of the option on the date of grant. We applied the fair value basis of accounting as prescribed by SFAS No. 123 in accounting for our fixed award stock options to our consultants. Under SFAS No. 123, compensation expense was recognized based on the fair value of stock options granted.

        Because we previously adopted only the pro forma disclosure provisions of SFAS No. 123, we will recognize compensation cost, over the requisite service period, relating to the unvested portion of awards granted prior to the date of adoption using the same estimate of the grant date fair value and the same attribution method used to determine the pro forma disclosures under SFAS No. 123, except that forfeiture rates have be estimated for all options, as required by SFAS No. 123R.

        We use the Black-Scholes model to estimate the fair value of our option awards. The Black-Scholes model requires estimates of the expected term of the option, as well as future volatility and the risk-free interest rate. Our stock options generally vest over a period of 6 months to 3 years and have contractual terms to exercise of 5 to 10 years. The expected term of options is based upon evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the US Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Implied volatility is based on the mean reverting average of our stock's historical volatility and that of an industry peer group with consideration given to an evolving capital structure brought about by a series of de-levering mandatory prepayments under our new debt facility as further explained in Note 6 to the consolidated financial statements for the first quarter ended April 4, 2006. We have not historically issued any dividends and are precluded from doing so under our debt covenants. The fair value of stock options is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Quarter ended:
	April 4, 2006	March 29, 2005
Expected life of options from date of grant	4.0 years	4.0 years
Risk-free interest rate	4.35%	3.55%
Volatility	100.0%	100.0%
Assumed dividend yield	0.0%	0.0%

        Option pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions, are fully transferable and do not cause dilution. Because our share-based payments have characteristics significantly different from those of freely traded options, and because changes in the subjective input assumptions can materially affect our estimates of fair values, in our opinion, existing valuation models, including the Black-Scholes model, may not provide reliable measures of the fair values of our share-based compensation. Consequently, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may differ from the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that is significantly in excess of the fair values originally estimated on the grant date and reported in our financial statements. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of employee share-based awards is determined in accordance with SFAS 123R and the Securities and Exchange Commission's Staff Accounting Bulletin No. 107 (SAB 107) using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

        Estimates of share-based compensation expenses do have an impact on our financial statements, but these expenses are based on the aforementioned option valuation model and will never result in the payment of cash by us. For this reason, and because we do not view share-based compensation as related to our operational performance, we exclude estimated share-based compensation expense when evaluating our performance.

Impairment of Long-Lived Assets

        We review property and equipment for impairment when events or circumstances indicate that the carrying amount of a restaurant's assets may not be recoverable. We test for impairment using historical cash flows and other relevant facts and circumstances as the primary basis for our estimate of future cash flows. Relevant facts and circumstances may include, but are not limited to, local competition in the area, the ability of existing store management, the necessity of tiered pricing structures and the impact that refreshing our restaurants may have on our estimates. This process requires the use of estimates and assumptions, which are subject to high degree of judgment. In the event that these estimates and assumptions change in the future, we may be required to record impairment charges for these assets.

        At least annually, we utilize independent valuation experts to assist us in assessing the recoverability of goodwill and other intangible assets related to our restaurant concepts. These impairment tests require us to estimate the fair values of our restaurant concepts by making assumptions regarding future profits and cash flows, expected growth rates, terminal values, discount rates and other factors. In the event that these assumptions change in the future, we may be required to record impairment charges for these assets.

Insurance Reserves

        We are insured for losses related to health, general liability and workers' compensation under large deductible policies. The insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The estimated liability is established based on actuarial estimates, is discounted at 10% based upon a discrete analysis of actual claims and historical data and is reviewed on a quarterly basis to ensure that the liability is appropriate. If actual trends, including the severity or frequency of claims differ from our estimates, our financial results could be impacted.

Guarantees

        Prior to 2001, we would occasionally guarantee leases for the benefit of certain of our franchisees. None of the guarantees have been modified since their inception and we have since discontinued this practice. Current franchisees are the primary lessees under the vast majority of these leases. Under the lease guarantees, we may be required by the lessor to make all of the remaining monthly rental payments or property tax and common area maintenance payments if the franchisee does not make the required payments in a timely manner. However, we believe that most, if not all, of the franchised locations could be subleased to third parties minimizing our potential exposure. Additionally, we have indemnification agreements with our franchisees under which the franchisees would be obligated to reimburse us for any amounts paid under such guarantees. Historically, we have not been required to make such payments in significant amounts. We record a liability for our exposure under the guarantees in accordance with SFAS No. 5, "Accounting for Contingencies," following a probability related approach. In the event that trends change in the future, our financial results could be impacted.

Quantitative and Qualitative Disclosures About Market Risk

        During the first quarters of 2006 and 2005 and during the fiscal years ended 2005 and 2004, our results of operations, financial position and cash flows were not materially affected by changes in the relative values of non-U.S. currencies to the U.S. dollar. We do not use derivative financial instruments to limit our foreign currency risk exposure since virtually all of our business is conducted in the United States.

        Our debt as of April 4, 2006 was principally comprised of the Revolving Facility, First Lien Term Loan, Second Lien Term Loan, and Subordinated Note as further discussed in Note 6 to the consolidated financial statements for the quarter ended April 4, 2006 included elsewhere in this prospectus. For fixed rate debt, interest rate changes affect the fair market value of such debt but do not impact earnings or cash flows. Conversely for variable rate debt, including borrowings under our Revolving Facility, First Lien Term Loan and Second Lien Term Loan, interest rate changes generally do not affect the fair market value of such debt, but do impact future earnings and cash flows, assuming other factors are held constant. A 100 basis point increase in short-term effective interest rates would increase our net loss by approximately $1.5 million annually, assuming no change in the volume or composition of debt at April 4, 2006. Currently, the interest rates on our First Lien Term Loan, Second Lien Term Loan and Revolving Facility are at LIBOR rates plus an applicable margin through short-term fixed rate financing. The estimated increase in interest expense incorporates the fixed interest financing into its assumptions.

        Our debt as of January 3, 2006 and December 28, 2004 was principally comprised of the $160 million notes due July 1, 2008 and the AmSouth revolver. A 100 basis point increase in market interest rates would have an immaterial effect on our borrowing costs, since the interest rate on the $160 million notes is fixed. The interest rate on the AmSouth revolver fluctuates with changes in the prime rate, but is immaterial in relation to interest expense under the $160 million notes and in our results of operations and financial condition.

        We purchase certain commodities such as butter, cheese, coffee and flour. These commodities are generally purchased based upon market prices established with vendors. These purchase arrangements may contain contractual features that limit the price paid by establishing certain price floors or caps. We do not use financial instruments to hedge commodity prices because these purchase arrangements help control the ultimate cost paid and any commodity price aberrations are generally short-term in nature.

        This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in domestic and global financial markets.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        None.

BUSINESS

Company Overview

        We believe we are a leader in the quick casual segment of the restaurant industry. We specialize in high-quality foods for breakfast and lunch in a café atmosphere with a neighborhood emphasis. Our product offerings include fresh baked goods, made-to-order sandwiches on a variety of breads and bagels, soups, salads, desserts, premium coffees and other café beverages. We also operate a dough production facility. We view our primary business as operating, franchising and licensing strong restaurant brands in the marketplace. Our manufacturing operations are supportive to our main business focus but allow us to leverage our inherent cost structure via third party business and enhancement of our brands through new product channels. We are a Delaware corporation and were organized in November 1992.

        In our early years, we operated and franchised specialty coffee cafés in the northeastern United States under the brand names of New World Coffee (New World) and Willoughby's Coffee and Tea (Willoughby's). In addition to coffee, we also served fresh, high quality gourmet foods and pastries. Our business strategy in those years was to be a franchisor and grow through acquisitions. With the acquisition of Manhattan Bagel Company, Inc. (Manhattan) in 1998 and Chesapeake Bagel Bakery (Chesapeake) in 1999, we became a significant franchisor of bagel restaurants and, to a lesser extent, of coffee cafés.

        In 2001, our strategy evolved to include company-operated restaurants as well as franchised and licensed locations as we completed the acquisition of substantially all of the assets (the Einstein Acquisition) of Einstein/Noah Bagel Corp. (ENBC) and its majority-owned subsidiary, Einstein/Noah Bagel Partners, L.P., which operated 2 brands: Einstein Bros. Bagels (Einstein Bros.) and Noah's New York Bagels (Noah's). The Einstein Acquisition in 2001 was accomplished by issuing a substantial amount of short-term debt and mandatorily redeemable preferred equity, which have since been refinanced and restructured. In 2004, we began an evaluation of our brands and their significance and contributions to our overall strategic business plan. As a result of this evaluation, we sold the assets of Willoughby's to the original founders and in 2005, we formed an exit strategy related to the Chesapeake brand.

Debt Refinancing

        On July 8, 2003, we issued $160.0 million of 13% senior secured notes due 2008, or the $160 million notes, in a private placement to replace our increasing rate notes. The $160 million notes was offered by us and guaranteed, fully and unconditionally, jointly and severally, by all of our present and all future subsidiaries. We used the net proceeds of the offering, among other things, to refinance the increasing rate notes. In November 2003, the original notes issued under the $160 million notes were exchanged by us for notes that were registered with the SEC pursuant to a registration statement on Form S-4.

        On July 8, 2003, we entered into a three-year, $15 million senior secured revolving credit facility with AmSouth Bank, or the AmSouth revolver. The AmSouth revolver was subsequently amended to make technical corrections, clarify ambiguous terms and provide for increased limits with respect to letters of credit. On February 11, 2005, the AmSouth revolver was amended again to increase our letter of credit sub-facility from $5 million to $7.5 million.

Debt Redemption and Refinancing

        On February 28, 2006, we completed a debt refinancing that redeemed our $160 Million Notes and retired our $15 million AmSouth Revolver. Our new debt obligations consist of the following:

  •
  $15 million revolving credit facility;

  •
  $80 million first lien term loan;

  •
  $65 million second lien term loan; and

  •
  $25 million subordinated term loan.

        $15 Million Revolving Credit Facility—the Revolving Facility has a maturity date of March 31, 2011 and provides for interest based upon the prime rate or LIBOR plus a margin. The margin may increase or decrease up to 0.25% based upon our consolidated leverage ratio as defined in the agreement. The initial margin is at prime plus 2.00% or LIBOR plus 3.00%. This facility may be used in whole or in part for letters of credit.

        $80 Million First Lien Term Loan—the First Lien Term Loan has a maturity date of March 31, 2011 and provides for a floating interest rate based upon the prime rate or LIBOR plus a margin. The margin may increase or decrease 0.25% based upon our consolidated leverage ratio as defined in the agreement. The initial margin is prime plus 2.00% or LIBOR plus 3.00%. The facility is fully amortizing with quarterly principal reductions and interest payments over the term of the loan as follows:

For the 2006 fiscal year ending January 2, 2007	$1.425 million
For the 2007 fiscal year ending January 1, 2008	$3.325 million
For the 2008 fiscal year ending December 30, 2008	$5.950 million
For the 2009 fiscal year ending December 29, 2009	$11.250 million
For the 2010 fiscal year ending December 28, 2010	$32.150 million
For the 2011 fiscal quarter ending March 29, 2011	$25.900 million

        In addition to the repayment schedule discussed above, the First Lien Term Loan also requires additional principal reductions based upon a percentage of excess cash flow as defined in the loan agreement in any fiscal year. The First Lien Term Loan also provides us the opportunity to repay the Second Lien Term Loan or the Subordinated Loan with the proceeds of a capital stock offering provided that certain consolidated leverage ratios are met.

        In the event that we have not extended the maturity date of the Mandatorily Redeemable Series Z Preferred Stock (Series Z) to a date that is on or after July 26, 2012 or redeemed the Series Z by December 30, 2008, then the Revolving Facility and the First Lien Term Loan will mature on December 30, 2008.

        $65 Million Second Lien Term Loan—the Second Lien Term Loan has a maturity date of February 28, 2012 and provides for a floating interest rate based upon the prime rate plus 5.75% or LIBOR plus 6.75%. Interest is payable in arrears on a quarterly basis. The Second Lien Term Loan has a prepayment penalty of 2.0% and 1.0% of the amount of any such optional prepayment that occurs prior to the first or second anniversary date, respectively. The Second Lien Term Loan requires principal reductions based upon a percentage of excess cash flow (as defined in the credit agreement) in any fiscal year and is also subject to certain mandatory prepayment provisions. In the event that we have not extended the maturity date of the Series Z to a date that is on or after July 26, 2012 or redeemed the Series Z by March 30, 2009, then the Second Lien Term Loan will mature on March 30, 2009.

        $25 Million Subordinated Term Loan—the Subordinated Term Loan has a maturity date of February 28, 2013 carries a fixed interest rate of 13.75% per annum and requires a quarterly cash interest payment in arrears at 6.5% and quarterly paid-in kind interest that is added to the principal balance outstanding at 7.25%. The Subordinated Term Loan is held by affiliates of Greenlight Capital. Based on an original issue discount of 2.5%, proceeds of approximately $24.4 million were loaned to the Company. The Subordinated Term Loan is subject to certain mandatory prepayment provisions. In the event that we have not extended the maturity date of the Series Z to a date that is on or after

July 26, 2013 or redeemed the Series Z by June 29, 2009, then the Subordinated Term Loan will mature on June 29, 2009.

        All the loans have usual and customary covenants including consolidated leverage ratios, fixed charge coverage ratios, limitations on capital expenditures, etc. The ratio covenants are based on a Consolidated EBITDA calculation (as defined in our loan agreement) and are measured on a twelve month period ending on the last day of each fiscal quarter. The loans are all guaranteed by our material subsidiaries. The Revolving Facility and the First Lien Term Loan and the related guarantees are secured by a first priority security interest in all of our assets and our material subsidiaries, including a pledge of 100% of our interest in all shares of capital stock (or other ownership or equity interests) of each material subsidiary. The Second Lien Term Loan and the related guarantees are secured by a second priority security interest in all our assets and our material subsidiaries, including a pledge of 100% of our interest in all shares of capital stock (or other ownership or equity interests) of each material subsidiary. The Subordinated Term Loan is unsecured.

        As a result of this refinancing, and based upon LIBOR rates in effect as of February 28, 2006, our average cash interest rate is expected to improve to approximately 10.2% as compared with 13.0% on the debt it replaced. Cash flow savings from the refinancing is expected to result in cash savings of approximately $5.2 million per year based upon LIBOR rates in effect as of February 28, 2006.

Equity Recapitalization

        On June 26, 2003, our board of directors approved an equity restructuring agreement with the holders of all our preferred stock and a substantial portion of our fully diluted common stock, including Greenlight Capital, L.P.; Greenlight Capital Qualified, L.P.; Greenlight Capital Offshore, Ltd.; Brookwood New World Investors, L.L.C.; and NWCI Holdings, LLC. We refer to these entities collectively as Greenlight in this prospectus.

        Additionally, we also agreed to the equity recapitalization with Halpern Denny Fund III, L.P., or Halpern Denny. Certain of these entities also held a portion of the increasing rate notes.

        On September 24, 2003, our stockholders approved the equity recapitalization as follows:

  •
  we issued Halpern Denny 57,000 shares of Series Z preferred stock, par value $0.001 per share, in exchange for 56,237.994 shares of Series F preferred stock, par value $0.001 per share (including accrued and unpaid dividends, which were payable in additional shares of Series F), 23,264,107 shares of common stock, and warrants to purchase 13,711,054 shares of common stock (collectively, the Halpern Denny interests); and

  •
  each stockholder received 0.6610444 new shares of common stock for every share of common stock held by such stockholder pursuant to a 1.6610444-for-one forward stock split in order to effect the transactions contemplated by the equity recapitalization;

  •
  the per share exercise price and the number of shares of common stock issuable upon the exercise of each outstanding option or warrant (other than the warrants that were issued in connection with the increasing rate notes pursuant to the Warrant Agreement dated June 19, 2001, as amended between us and The Bank of New York, as warrant agent) were adjusted to reflect the forward stock split;

  •
  immediately following the forward stock split, we issued Greenlight 938,084,289 shares of common stock in exchange for 61,706.237 shares of Series F. These shares of Series F included:

  •
  shares originally issued as Series F,

  •
  shares converted into Series F from the Greenlight obligation; and

    •
    shares converted into Series F from the bridge loan, which was acquired by Greenlight from Jefferies & Company, Inc.

        Following the closing of the equity recapitalization, Greenlight beneficially owned approximately 92% of our common stock on a fully diluted basis and warrants issued pursuant to the warrant agreement represented approximately 4.3% of our common stock on a fully diluted basis.

        In addition to approving the equity recapitalization at our September 24, 2003 annual meeting, our stockholders approved the following restructuring-related items:

  •
  amending our restated certificate of incorporation to effect a one-for-one hundred reverse stock split following the consummation of the transactions contemplated by the equity recapitalization;

  •
  amending our restated certificate of incorporation to reduce the number of shares of common stock authorized for issuance following the consummation of the effectiveness of the reverse stock split to 15,000,000;

  •
  amending our restated certificate of incorporation to eliminate the classification of the board of directors; and

  •
  amending our restated certificate of incorporation to allow our stockholders to take action by written consent of the holders of 80% of our capital stock entitled to vote on such action.

Quickservice Industry Overview

        According to the Restaurant Industry Operations Report 2004, published in 2005 by the National Restaurant Association and Deloitte, quickservice sales growth continues to strengthen fueled by an improving economy. Growth in quickservice restaurant sales outpaced full service restaurants. Part of the reason for the stronger growth of quickservice restaurants was lessened competition from grocery and convenience stores, as well as from consumers' decreased use of takeout from other types of restaurants. Growth in the quickservice segment will continue to be driven by consumers' demands for value and convenience. Even as they make convenience and speed a top priority, customers also appear to be looking for new tastes and enhanced décor in quickservice restaurants. Part of the recent growth in quickservice restaurants sales is driven by the growing popularity of the "quick casual" or "fast casual" restaurants. These restaurants tend to do their highest sales volume at lunch and have higher check averages (typically in the range of $6.50 to $9.50) than traditional quickservice restaurants. They are characterized by food flavor profiles more in line with casual dining offerings and décor that tends to deviate from the design of the more traditional quickservice restaurant establishments. Quickservice menus show a trend toward adding more items for nutrition conscious customers to supplement the already vast selection of menu items available. Research from the National Restaurant Association indicates that consumers may be interested in even more choices, including fresh fruit, fresh vegetables, main-dish salads and other items.

        It wasn't long ago that you had to look up the definition of "fast casual" to understand the meaning of this unique restaurant concept that is a hybrid of the fast-food and traditional sit-down eating experiences. Not only is fast-casual food delivered in a fast, high-quality dining experience, but fast casuals also have been in the fast lane of growth. Based on 2004 data published by Technomic, Inc. a national consulting and research firm, the fast-casual segment generated approximately $7.2 billion in sales (representing 2.3% of the industry) and is the fastest growing segment of the restaurant industry growing by 12.8% compared to 7.5% for the industry as a whole. Technomic has forecasted fast casual sales to grow at a compound annual growth rate of between 10.8% and 12.5% from 2004 to 2009, compared to 5.6% for the industry generally.

Restaurant Operations

Einstein Bros. Bagels (Einstein Bros.)

        Einstein Bros. is a national, quick casual restaurant chain. Einstein Bros. offers a menu that specializes in high-quality foods for breakfast and lunch, including fresh baked bagels and hot breakfast sandwiches, cream cheese and other spreads, specialty coffees and teas, creative soups, salads and sandwiches, and other unique menu offerings. The average Einstein Bros. location is approximately 2,200 square feet in size with approximately 40 seats and is generally located in a neighborhood or regional shopping center. We use sophisticated fixtures and materials in the brand's design to create a restaurant environment that is consumer friendly, inviting and reflective of the brand's personality and strong neighborhood identity, and which visually reinforces the distinctive difference between the brand's quick casual positioning and that of quick service restaurants.

        During the fiscal years ended 2005, 2004 and 2003, Einstein Bros. company-owned restaurants generated approximately 82%, 82% and 81% of our retail sales, respectively.

Noah's

        Noah's is a quick casual restaurant principally located on the West Coast. Noah's offers a menu that specializes in high-quality foods for breakfast and lunch, including fresh baked goods, made-to-order deli style sandwiches, including such favorites as pastrami, corned beef and roast beef on fresh breads and bagels baked on location daily, hearty soups, innovative salads, desserts, five fresh-brewed premium coffees daily and other café beverages. The average Noah's location is approximately 1,800 square feet in size with approximately 12 seats and is located in urban neighborhoods or regional shopping centers. We use elaborate tile work and wood accents in the brand's design to create an environment reminiscent of a Lower East Side New York deli, which reinforces the brand's urban focus with an emphasis on the authenticity of a New York deli experience. During the fiscal years ended 2005, 2004 and 2003, Noah's company-owned restaurants generated approximately 17%, 17% and 18% of our retail sales, respectively.

Manhattan

        Our Manhattan brand represents the majority of our franchise operations and is predominately operated in the Northeast. The locations offer over 20 varieties of fresh baked bagels, as well as bagel sticks and bialys and up to 15 flavors of cream cheese, a variety of breakfast and lunch sandwiches, salads, soups, coffees and café beverages, soft drinks and desserts. The average Manhattan location is approximately 1,400 to 2,400 square feet with 24 to 50 seats and is primarily located in urban neighborhoods or regional shopping centers. Manhattan stores are designed to combine the authentic atmosphere of a bagel bakery with the comfortable setting of a neighborhood meeting place.

Chesapeake

        Our Chesapeake brand is operated on the Mid-Atlantic Coast. Chesapeake locations offer a menu that specializes in bagels and an extensive array of cream cheese flavors. The locations also offer breakfast and lunch sandwiches, soups, salads, coffees and café beverages, soft drinks and desserts.

New World Coffee

        Our New World Coffee brand is operated in the northeastern United States. The locations offer up to 30 varieties and blends of fresh roasted coffee, in brewed and whole bean format, a broad range of Italian-style beverages, along with a variety of menu items to complement the beverage offerings.

Business Focus

        We have developed a focused growth strategy that positions us to continue to enhance our competitive position and results of operations over the near term. The salient features of this strategy include:

        Renewed Focus on the Guest Experience Using a Three-Pronged Approach.    We believe that we can expand upon our leadership position in the breakfast day-part by selling the finest bagels and coffee and by providing our guest a unique experience that is "anything but routine." Our approach will focus on:

  •
  People—Establish a baseline on the level of training and service expectations. We recognize the needs of "Generation Y" associates and we are developing programs for motivating and retaining these associates to ensure a superior guest experience;

  •
  Product—We are developing new menu items that solidify our breakfast daypart, increase speed of service and address the "on the go" lifestyles of our guests. We will utilize our catering program to grow awareness and trial for our lunch business; and

  •
  Place—We are developing operational improvements to enhance the speed of service while maintaining our heritage of guest interaction with our associates. We plan to continue to refresh and/or remodel our stores to standardize our trade dress while maintaining our neighborhood feel.

        Significantly upgrade our Management and Field Associate Training Programs.    In early 2006, we completed Leadership summits for our Einstein Bros. and Noah's General Managers and our Manhattan Bagel Franchisees. These summits focused on the key operational initiatives we plan to deploy in 2006 along with specific training on associate motivation, suggestive selling techniques, and other methods aimed at enhancing the guest experience. We have initiated a program that provides economic incentives for our training stores and General Managers to provide a consistent training experience for our new General Managers and Assistant Managers. Finally, we have developed training programs for our store level associates that ensures each associate is assigned a mentor during their orientation period.

        Leverage Core Competencies into New Revenue Streams.    We believe that we have a number of opportunities to develop multiple channels outside of our traditional retail locations. These alternatives can generate incremental revenues, enhance the brands' visibility and improve customer convenience. In particular, grocery and warehouse club channels are increasingly seeking strong customer brands to help drive their sales of bagels, breads and salads. We have established various supplier relationships with Costco Wholesale Corporation, Target Corporation and HEB, a leading independently owned food retailer with stores throughout Texas and Mexico. These products are sold either through a private label program or under the Einstein Bros. or Noah's brand. We hope to attract alternative retail customers based on Einstein Bros. substantial brand equity and superior food quality and freshness.

        Brand Growth through Franchising.    We believe that we can more efficiently and geographically grow our Einstein Bros. brand through store franchising to qualified area developer candidates. In December 2005, we filed a Uniform Franchise Offering Circular (UFOC) for the Einstein Bros. brand. We intend to commence offering franchise area development agreements to qualified parties beginning in the second half of 2006. The area development agreements grant the right to operate an agreed-upon number of Einstein Bros. restaurants in a defined geographic region for a specified period of time. By franchising our brand, we should be able to increase our geographic footprint and customer recognition while enjoying a valuable royalty stream with minimal incremental capital expenditures.

        We currently have a franchise base primarily in our Manhattan brand that generates a recurring revenue stream through fee and royalty payments. Our Manhattan franchise base provides us with the ability to grow our brand with minimal commitment of capital by us, and creates a built-in customer base for our manufacturing operations. We look for franchisee candidates with appropriate operational experience and financial stability, including specific net worth and liquidity requirements. We typically receive continuing royalties on sales from each franchise store location. Our Manhattan franchisees are not required to buy all of their non-proprietary products directly from us, but rather their product sources must be approved by us. We believe that active involvement in and management of restaurant operations by franchisees will result in a successful franchise strategy.

        Focus on Site Selection Process.    We consider our site selection process critical to our long-term success. Our site selection process focuses on identifying markets, trade areas and specific sites based on several factors, including visibility, ready accessibility (particularly for morning and lunch time traffic), parking, signage and adaptability of any current structures. We then determine the availability of the site and the related costs. Our site selection strategy emphasizes co-tenant out parcel, end-cap and in-line locations in neighborhood shopping centers and power centers with easy access from high-traffic roads.

        Focus on Advertising Tactics.    We also consider our advertising and media strategy critical to our long-term success. Our advertising and media strategy focuses on multi-dimensional media tactics integrating print, traffic radio, broadcast, outdoor and direct mail to support our high revenue markets. Company operated and franchised locations are generally required to contribute to the respective brand's marketing fund, which provides the locations with marketing support, including in-store point-of-purchase and promotional materials. Print and other mass media advertising is utilized to increase consumer interest and build sales.

        Improve Free Cash Flow.    Our financial focus is on long term, sustainable growth in free cash flow. Free cash flow represents net cash provided by operations less the investment in our facilities and fixed assets. By achieving free cash flow, we will be more capable of paying down debt, saving cash for future use and building shareholder value. We also believe free cash flow may give us the ability to pursue new opportunities and/or acquire other businesses. Increasing our operating profit and efficiently managing working capital and capital expenditures primarily drive free cash flow.

Sourcing, Manufacturing & Distribution

        We believe that controlling the manufacture and distribution of our key products is an important element in ensuring both quality and profitability. To support this strategy, we have developed proprietary formulations, invested in processing technology and manufacturing capacity, and aligned ourselves with strategic suppliers.

  Bagel Dough, Cream Cheese and Coffee

        We have significant know-how and technical expertise for manufacturing and freezing mass quantities of raw dough to produce a high-quality product more commonly associated with smaller bakeries. We believe this system enables locations to provide consumers with a variety of consistent, superior products. We currently operate a bagel dough manufacturing facility in Whittier, CA and have a supply contract with Harlan Bakeries, Inc. in Avon, Indiana that produces bagel dough to our specifications.

        Our cream cheese and other cheese products are purchased exclusively from a single source. Our cream cheese is manufactured to specification utilizing our proprietary recipes.

        All of our coffee is purchased through a third party provider and is sold at our Einstein Bros. and Noah's locations.

        Though to date we have not experienced significant difficulties with our suppliers, our reliance on a limited number of suppliers subjects us to a number of risks, including possible delays or interruption in supplies, diminished control over quality and a potential lack of adequate raw material capacity.

  Purchasing

        Our purchasing programs provide our company-owned restaurants and our franchise and license locations with high quality ingredients at competitive prices from reliable sources. Consistent product specifications, as well as purchasing guidelines, ensure freshness and quality. Because we utilize fresh ingredients in most of our menu offerings, inventory at our distributors and company-owned restaurants is maintained at modest levels. We negotiate short-term and long-term price agreements and contracts depending on supply and demand for our products and commodity pressures. These agreements can range in duration from two months to three years.

  Commissaries

        We believe that our commissary system that processes bulk raw ingredients used at our company-operated restaurants and licensed locations provides a competitive advantage. Our commissaries assure consistent quality, supply fresh products and improve efficiencies by reducing labor and inventory requirements. We focus our growth in areas that allow us to continue to gain efficiencies through leveraging the fixed cost of our current commissary structure. We distribute commissary products primarily through our regional distribution partners and locally in certain markets through a fleet of temperature-controlled trucks operated by our personnel.

  Distribution

        We currently utilize a network of independent distributors to distribute frozen dough and other materials to our locations. By contracting with distributors, we are able to eliminate investment in distribution systems and to focus our managerial and financial resources on our retail operations. We contract for virtually all food products and supplies for our company-owned restaurant operations, including frozen dough, cream cheese, coffee, meats and paper goods and our vendors deliver the products to our distributors for delivery to each location. The individual locations order directly from the distributors one to three times per week.

        During late 2005, we negotiated contract terms with a new distribution partner. We have experienced some transition issues at certain locations during 2006 but at this time, we do not believe this will have an adverse effect on our results of operations. We are currently working with this distribution to resolve these issues.

Management Information Systems

        Each Einstein Bros. and Noah's company-operated location uses point-of-sale computers to collect daily transaction data, which is used to generate pertinent marketing information, including daily sales, product mix and average check. All product prices are programmed into the system from our corporate office.

        Our in-store personal computer system is designed to assist in the management of our restaurants. The system provides labor and food cost management tools to provide corporate and retail operations management quick access to retail data and to reduce store managers' administrative time. The system supplies sales, bank deposit and variance data to our accounting department on a daily basis. We use this data to generate daily sales information and weekly-consolidated reports regarding sales and other key measures, as well as preliminary weekly detailed profit and loss statements for each location with final reports following the end of each fiscal period.

Trademarks and Service Marks

        Our rights in our trademarks and service marks are a significant part of our business. We are the owners of the federal registration of the "Einstein Bros.," "Noah's New York Bagels," "Manhattan Bagel," "Chesapeake Bagel Bakery" and "New World Coffee" marks. Some of our trademarks and service marks are also registered in several foreign countries. We are aware of a number of companies that use various combinations of words in our marks, some of which may have senior rights to ours for such use, but we do not consider any of these uses, either individually or in the aggregate, to materially impair the use of our marks. It is our policy to defend our marks and the associated goodwill from encroachment by others. The trademarks and service marks listed above represent the brands of the retail outlets that we own. We also own numerous other trademarks and service marks related to our business.

General Economic Trends

        We anticipate that our business will be affected by general economic trends that affect retailers in general. While we have not operated during a period of high inflation, we believe based on industry experience that we would generally be able to pass on increased costs resulting from inflation to our consumers. Our business may be affected by other factors, including increases in the commodity prices of flour, butter, cheese, coffee, dairy and/or fresh produce, energy costs, existing and additional competition, marketing programs, weather and variations in the number of company-owned or licensed location openings and closings.

        Although few, if any, employees are paid at the minimum wage, an increase in the minimum wage may create pressure to increase the pay scale for our employees, which would increase our labor costs and those of our franchisees and licensees.

Seasonality and Quarterly Results

        Our business is subject to seasonal fluctuations. Significant portions of our net revenues and profits are realized during the fourth quarter of the fiscal year, which includes the December holiday season. Because of the seasonality of the business and the industry, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

Competition

        The restaurant industry is intensely competitive. The industry is often affected by changes in demographics, consumers' eating habits and preferences, local and national economic conditions affecting consumer spending habits, population trends and local traffic patterns.

        We experience competition from numerous sources in our trade areas. Our restaurants compete based on customers' needs for breakfast, lunch and afternoon "chill-out" (the period after lunch and before dinner). Our competitors are different for each day-part in which we offer our products. The competitive factors include brand awareness, advertising effectiveness, location and attractiveness of facilities, environment, quality and speed of customer service, price, quality and value of products offered. Certain of our competitors may have substantially greater financial, marketing and operating resources. We compete in the quick casual segment of the restaurant industry, but we also consider other players in the quick service, specialty food, quick casual dining and full service restaurants to be our competitors. Our primary competitors include specialty food and casual dining restaurants including national, regional and locally owned restaurants.

        We also face competition from both restaurants and other specialty retailers for suitable sites for new restaurants and qualified personnel to operate both new and existing restaurants. There can be no assurance that we will be able to secure or renew leases for adequate sites at acceptable rent levels or that we will be able to attract a sufficient number of qualified personnel.

Government Regulation

        Each of our locations is subject to licensing and regulation by a number of governmental authorities, which include health, safety, labor, sanitation, building and fire agencies in the state or municipality in which the store is located. A failure to comply with one or more regulations could result in the imposition of sanctions, including the closing of locations for an indeterminate period of time or third-party litigation. Our manufacturing, commissary and distribution facilities are licensed and subject to regulation by either federal, state or local health and fire codes, and the operation of our trucks are subject to Department of Transportation regulations. We are also subject to federal and state environmental regulations.

        Our franchise operations are subject to Federal Trade Commission regulation and various state laws, which regulate the offer and sale of franchises. Several state laws also regulate substantive aspects of the franchisor-franchisee relationship. The FTC requires us to furnish to prospective franchisees a franchise offering circular containing prescribed information. A number of states in which we might consider franchising also regulate the sale of franchises and require registration of the franchise offering circular with state authorities. Our ability to sell franchises in those states is dependent upon obtaining approval of our UFOC by those authorities.

Associates

        As of April 4, 2006, we had 7,850 associates, of whom 7,563 were restaurant personnel, 76 were plant and support services personnel, and 211 were corporate personnel. Most restaurant personnel work part-time and are paid on an hourly basis. We have never experienced a work stoppage and our associates are not represented by a labor organization. We believe that we have good working relationships with our associates.

Properties

        The following table details the total restaurants open at the end of the respective first quarter:

	Company owned	Licensed	Franchised	Total
Einstein Bros.:
2006	358	69	—	427
2005	370	57	—	427
Noah's:
2006	72	3	—	75
2005	76	3	—	79
Manhattan:
2006	—	—	107	107
2005	—	—	138	138
Chesapeake:
2006	—	—	6	6
2005	—	—	25	25
New World Coffee:
2006	2	—	4	6
2005	3	—	7	10
Total Restaurants:
2006	432	72	117	621
2005	449	60	170	679

        As of April 4, 2006, our company-owned facilities, franchisees and licensees operated in various states and the District of Columbia as follows:

Location	Company Owned	Licensed/Franchised	Total
Alabama	—	2	2
Arizona	22	2	24
California	80	12	92
Colorado	32	3	35
Connecticut	1	—	1
Delaware	2	3	5
District of Columbia	1	3	4
Florida	51	19	70
Georgia	13	9	22
Illinois	29	5	34
Indiana	10	1	11
Kansas	9	—	9
Kentucky	—	1	1
Louisiana	—	1	1
Maryland	11	—	11
Massachusetts	2	2	4
Michigan	17	4	21
Minnesota	9	3	12
Mississippi	—	1	1
Missouri	14	—	14
Nevada	9	—	9
New Hampshire	1	—	1
New Jersey	4	35	39
New Mexico	5	—	5
New York	2	10	12
North Carolina	2	3	5
Ohio	13	6	19
Oregon	6	1	7
Pennsylvania	15	37	52
South Carolina	—	4	4
Tennessee	—	1	1
Texas	24	6	30
Utah	19	—	19
Virginia	14	13	27
Washington	4	—	4
Wisconsin	11	2	13

Total	432	189	621

        Information with respect to our headquarters, training, production and commissary facilities is presented below:

Location	Facility	Size
Golden, CO(1)	Headquarters, Support Center, Test Kitchen	46,802 sq. ft.
Hamilton, NJ (2)	Franchise Support Center, Training Facility	6,637 sq. ft.
Whittier, CA(3)	Production Facility	54,640 sq. ft.
Walnut Creek, CA(4)	Administration Office—Noah's	2,190 sq. ft.
Carrolton, TX (5)	USDA Approved Commissary	5,000 sq. ft.
Orlando, FL (6)	USDA Approved Commissary	7,422 sq. ft.
Denver, CO (7)	USDA Approved Commissary	9,200 sq. ft.

(1)
This facility is leased through May 31, 2007.

(2)
This facility is leased through October 31, 2008.

(3)
This facility is leased with an initial lease term through November 30, 2006 with two five-year extension options.

(4)
This facility is leased through February 29, 2008.

(5)
This facility is currently under a month-to-month lease.

(6)
This facility is leased through October 31, 2010.

(7)
This facility is leased through October 13, 2008.

Legal Proceedings

        We are subject to claims and legal actions in the ordinary course of our business, including claims by or against our franchisees, licensees and employees or former employees and/or contract disputes. We do not believe that an adverse outcome in any currently pending or threatened matter would have a material adverse effect on our business, results of operations or financial condition.

        On September 14, 2004, Atlantic Mutual Insurance Company brought an action in the Superior Court of New Jersey Law Division: Morris County, against the Company, certain of its former officers and directors and insurers seeking declaratory judgment on insurance coverage issues in previously resolved litigation against Jerold Novack and Ramin Kamfar, former officers. Mr. Kamfar cross-claimed against us, claiming a right to be indemnified for expenses. The Company, Mr. Kamfar, Atlantic Mutual Insurance Company and Lexington Insurance Company settled the lawsuit in February 2006. The resolution of this lawsuit did not have a material effect on our consolidated financial condition or results of operations. Because the Company asserts that the advancement and indemnity claims are an insured loss under the Company's policy with National Union, the Company has filed an arbitration proceeding against National Union, the Company's officers and directors liability insurer for the applicable time period.

MANAGEMENT

Executive Officers and Directors

        Set forth below is certain information with respect to our executive officers and directors:

Name	Age	Position
Paul J.B. Murphy III	51	President, Chief Executive Officer and Director
Daniel J. Dominguez	60	Chief Operating Officer
Richard P. Dutkiewicz	50	Chief Financial Officer
Jill B.W. Sisson	58	General Counsel and Secretary
Michael W. Arthur(1)	66	Director
E. Nelson Heumann	48	Chairman of the Board
James W. Hood(2)	53	Director
Frank C. Meyer(1)	62	Director
S. Garrett Stonehouse, Jr.(2)	36	Director
Leonard Tannenbaum(1)(2)	34	Director

(1)
Member of Audit Committee.

(2)
Member of Compensation Committee.

        Paul J.B. Murphy III.    Mr. Murphy was appointed Chief Executive Officer and Acting Chairman in October 2003. He served as Acting Chairman until October 2004. Mr. Murphy joined us in December 1997 as Senior Vice President—Operations and had served as Executive Vice President—Operations since March 1998. Mr. Murphy was appointed our Chief Operating Officer in June 2002. From July 1996 until December 1997, Mr. Murphy was Chief Operating Officer of one of our former area developers. From August 1992 until July 1996, Mr. Murphy was Director of Operations of R&A Foods, L.L.C., an area developer of Boston Chicken. Mr. Murphy has a B.A. degree from Washington and Lee University.

        Daniel J. Dominguez.    Mr. Dominguez was appointed Chief Operating Officer in December 2005. Mr. Dominguez joined us in November 1995 and served as Senior Vice President of Operations for Noah's New York Bagels since April 1998. From 1995 to April 1998, Mr. Dominguez served as the Director of Operations for Einstein Bros. Midwest. Prior to joining us, Mr. Dominguez was Executive Vice President of JB Patt America, Beverly Hills, CA, dba Koo Koo Roo Restaurants, from July 1994 to October 1995. From May 1987 to July 1994, he was the Divisional Vice President of Food Services for Carter Hawley Hale in San Francisco, CA. From November 1976 to May 1987 he was the Vice President of Operations for Bakers Square Restaurants in California.

        Richard P. Dutkiewicz.    Mr. Dutkiewicz joined us in October 2003 as Chief Financial Officer. From May 2003 to October 2003, Mr. Dutkiewicz was Vice President—Information Technology of Sirenza Microdevices, Inc., a publicly traded telecommunications component manufacturer located in Broomfield, Colorado. In May 2003, Sirenza Microdevices, Inc. had acquired Vari-L Company, Inc., a publicly traded telecommunications component manufacturer. From January 2001 to May 2003, Mr. Dutkiewicz was Vice President—Finance, Chief Financial Officer of Vari-L Company, Inc. From April 1995 to January 2001, Mr. Dutkiewicz was Vice President—Finance, Chief Financial Officer, Secretary and Treasurer of Coleman Natural Products, Inc., located in Denver, Colorado, a leading supplier of branded natural beef in the United States. Mr. Dutkiewicz's previous experience includes senior financial management positions at Tetrad Corporation, MicroLithics Corporation and various divisions of United Technologies Corporation. Mr. Dutkiewicz was an Audit Manager at KPMG LLP. Mr. Dutkiewicz received a BBA degree from Loyola University of Chicago and is a member of the American Institute of Certified Public Accountants, Financial Executives International and the Association for Corporate Growth.

        Jill B. W. Sisson.    Ms. Sisson, who joined us as a consultant in December 2003, most recently served as General Counsel and Secretary of Graphic Packaging International Corporation, a NYSE-listed packaging company, from September 1992 until its merger with Riverwood Holding, Inc. in August 2003. From 1974 to September 1992, she engaged in private law practice in Denver, Colorado. She received her J.D. degree from the University of Colorado Law School in 1974.

        Michael W. Arthur.    Mr. Arthur was appointed to the board of directors in October 2004. Since 1990, Mr. Arthur has headed a consulting and interim management firm specializing in restructurings, business development, and strategic, financial, marketing and branding strategies. During restructuring, he served as CEO of California Federal Reserve Bank and financial advisor to Long John Silver's Restaurants. Prior to 1990, Mr. Arthur has served as Executive Vice President and Chief Financial Officer for Sizzler Restaurants and Pinkerton Security; Vice President of Marketing for Mattel Toys; and also served in various other management roles for D'Arcy, Masius, Benton & Bowles Advertising and Procter and Gamble. Mr. Arthur has a B.A. degree from Johns Hopkins University and attended the Wharton Graduate School of Business.

        E. Nelson Heumann.    Mr. Heumann, C.F.A., has served as our director since May 2004. Mr. Heumann joined Greenlight Capital, Inc., an investment management firm, in March 2000 and was made a managing member of Greenlight Capital, L.L.C. in January 2002. Prior to joining Greenlight, he served as director of distressed investments at SG Cowen from January 1997 to January 2000. From 1990 to January 1997, Mr. Heumann was a director responsible for distressed debt research and trading at Schroders. Prior to that, he was vice-president of bankrupt and distressed debt research for Merrill Lynch. Earlier in his career, Mr. Heumann was employed with Claremont Group, a leveraged buyout firm, and Value Line. He graduated from Louisiana State University in 1980 with a B.S. in Mechanical Engineering and in 1985 with an M.S. in Finance.

        James W. Hood.    Mr. Hood was appointed to the Board of Directors in June 2005. Since 2001, Mr. Hood co-founded and has headed a consulting firm specializing in marketing innovations. Prior to 2001, Mr. Hood served as CEO of The Greenfield Companies and Young & Rubicam—The Lord Group. He has also served in various other management roles for Young & Rubicam, The First Boston Corporation and Lehman Brothers Kuhn Loeb. Mr. Hood received an M.B.A. degree from Harvard Business School with an emphasis in Marketing and Finance.

        Frank C. Meyer.    Mr. Meyer has served as our director since May 2004 and is a private investor. He was chairman of Glenwood Capital Investments, LLC, an investment advisory firm he co-founded, from January 1988 to January 2004. Since 2000, Glenwood Capital has been a wholly owned subsidiary of the Man Group, plc, an investment advisor based in England specializing in alternative investments. Mr. Meyer holds an M.B.A. from the University of Chicago and began his career at the University's School of Business as an instructor of statistics.

        S. Garrett Stonehouse, Jr.    Mr. Stonehouse has served as our director since February 2004. He has been a principal and founding partner of MCG Global, LLC, a private equity investment firm in Westport, CT, since 1995. Prior to co-founding MCG Global, he was vice president of Fidelco Capital Group. Before joining Fidelco in 1994, he held various positions with GE Capital. Mr. Stonehouse received a B.A. degree from Boston College in economics and mathematics.

        Leonard Tannenbaum.    Leonard Tannenbaum, C.F.A., has served as our director since March 1999. In July 2004, Mr. Tannenbaum founded Fifth Street Capital LLC, a middle market mezzanine fund, and is the managing partner. Currently, Mr. Tannenbaum is also a partner at BET, a capital fund, since October 1998. From 1997 until October 1998, Mr. Tannenbaum was a partner at LAR Management, a hedge fund. From 1996 until 1997, he was an assistant portfolio manager at Pilgrim Baxter and Co. From 1994 until 1996, he was an Assistant Vice President in the small company group of Merrill Lynch. Mr. Tannenbaum has an M.B.A. in Finance and a Bachelors of Science in Management from the Wharton School at the University of Pennsylvania.

Board Composition

        Our board of directors has determined that James W. Hood, S. Garrett Stonehouse, Leonard Tannenbaum, Frank C. Meyer and Michael W. Arthur, qualify as "independent" directors under the rules promulgated by the SEC under the Exchange Act and by the Nasdaq Stock Market. There are no family relationships among any of our executive officers or directors.

        Greenlight currently owns shares of our common stock sufficient to elect all of the members of our board of directors without the approval of any other stockholder.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee is an officer or employee of New World Restaurant Group. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

        Each of our non-employee directors receives a $15,000 annual retainer, plus $2,000 for each board meeting and $1,000 for each committee meeting. In addition, on January 1 of each year, each independent director receives a grant of options to purchase 10,000 shares of common stock. All directors are reimbursed for out-of-pocket expenses incurred by them in connection with attendance of board meetings and committee meetings.

Executive Compensation

  Summary Compensation Table

        The following table sets forth the total compensation awarded to, earned by or paid during our last three fiscal years to our chief executive officer and our other current executive officers during the year ended January 3, 2006. We refer to these individuals in this prospectus as named executive officers.

Summary Compensation Table

		Annual Compensation					Long Term Compensation
Name and Principal Position	Year	Salary($)		Bonus($)(1)		Other Annual Compensation($)	Restricted Stock Awards($)	Securities Underlying Options/SARs(#)
Paul J.B. Murphy III(2) President and Chief Executive Officer	2005 2004 2003	$ $ $	396,435 387,885 335,000	$ $	157,658 — 225,647	— — —	— — —	78,333 — 160,000
Daniel J. Dominguez(3) Chief Operating Officer	2005		$188,875		$109,450	—	—	55,750
Richard P. Dutkiewicz(4) Chief Financial Officer	2005 2004 2003	$ $ $	223,554 190,000 27,038		$54,236 — —	— — —	— — —	31,250 — 75,000
Jill B.W. Sisson(5) General Counsel and Secretary	2005 2004 2003	$ $	225,000 201,747 —		$55,176 — —	— — —	— — —	31,250 — 75,000

(1)
Bonus amounts represent amounts paid in the respective fiscal year for bonuses earned in the preceding fiscal year.

(2)
Mr. Murphy became Chief Executive Officer on October 1, 2003.

(3)
Mr. Dominquez became Chief Operating Officer in December 2005.

(4)
Mr. Dutkiewicz was hired as Chief Financial Officer in October 2003.

(5)
Ms. Sisson is currently a consultant to the company under an agreement dated December 8, 2003.

  Stock Option Grants in Last Fiscal Year

        The following table sets forth information regarding stock options we granted during fiscal year 2005 to each of the named executive officers:

Option Grants in Last Fiscal Year

						Potential realizable value at assumed annual rates of stock price appreciation for option term (b)
		Percentage of total options granted to employees in fiscal year
	Number of securities underlying options granted (a)			Exercise price ($ per share)
Name					Expiration date
						5% ($)	10% ($)
Paul J.B Murphy	78,333	12.9%		$2.30	4/7/2015	$113,305	$287,138
Daniel J. Dominguez	20,755 35,000	3.4 5.8	% %	2.30 4.50	4/7/2015 11/10/2015	30,014 99,052	76,061 251,014
Richard P. Dutkiewicz	31,250	5.2%		2.30	4/7/2015	45,202	114,550
Jill B.W. Sisson	31,250	5.2%		2.30	4/7/2015	45,202	114,550

(a)
One-half of the options granted are subject to time vesting and one-half are subject to performance vesting. Options were granted under our 2003 Executive Employee Incentive Plan at the market price on the date of grant and have a ten-year term.

(b)
The dollar amounts in these columns are the result of calculations at stock appreciation rates specified by the Securities and Exchange Commission and are not intended to forecast actual appreciation rates of our stock price.

  Fiscal Year End Option Values

        During the fiscal year ended January 3, 2006, none of the named executive officers exercised any stock options. Set forth below is information on the number of shares covered by both exercisable and unexercisable stock options as of January 3, 2006 and the values of the "in-the-money" options, which represent the positive spread between the exercise price of any such options and the fiscal year-end value of our common stock.

Fiscal Year-End Option Values

Name	Number of securities underlying unexercised options at fiscal year-end (#) Exercisable/Unexercisable	Value of unexercised in-the-money options at fiscal year-end ($)(a) Exercisable/Unexercisable
Paul J.B Murphy	93,334 / 131,665	$56,000 / $204,332
Daniel J. Dominguez	12,250 / 62,750	$7,350 / $49,850
Richard P. Dutkiewicz	43,750 / 56,250	$26,250 / $83,750
Jill B.W. Sisson	43,750 / 56,250	$26,250 / $83,750

(a)
Based upon the closing price of $4.50 per share of common stock as quoted on the Pink Sheets on January 3, 2006.

Employment and Other Agreements

        Jill B.W. Sisson.    On December 8, 2003, we entered into a consulting agreement with Jill B.W. Sisson to provide legal, consulting and advisory services to us and to serve as our General Counsel and Secretary. The agreement provided that Ms. Sisson be paid $15,833 per month and, on December 19, 2003, was granted options to purchase 75,000 shares of common stock pursuant to the Executive Employee Incentive Plan. The options vest in part upon length of service, and in part upon the achievement of specified financial goals by us. In addition, Ms. Sisson is eligible to receive annual additional premium compensation based upon company performance and personal performance. Ms. Sisson will also be reimbursed for reasonable and necessary out-of-pocket expenses. The agreement provides for non-solicitation of company employees for a year after termination of the agreement, and can be terminated by either party upon 30 days' notice. In December 2004, Ms. Sisson's compensation was increased to $18,750 per month and in April 2005 she received options to purchase 31,250 shares of common stock which vest in part on length of service and in part upon achievement of specified financial goals.

        We have no other employment or similar contracts as of the date of this prospectus.

Stock Option Plans

        Our 1994 Stock Plan (1994 Plan) provided for the granting to employees of incentive stock options and for the granting to employees and consultants of non-statutory stock options and stock purchase rights. On November 21, 2003, the board of directors terminated the authority to issue any additional options under the 1994 Plan. At January 3, 2006, options to purchase 17 shares of common stock at an exercise price of $210.71 per share and a remaining contractual life of 1.48 years remained outstanding under this plan.

        Our 1995 Directors' Stock Option Plan (Directors' Option Plan) provided for the automatic grant of non-statutory stock options to non-employee directors of the Company. On December 19, 2003, our board of directors terminated the authority to issue any additional options under the Directors' Option Plan. At January 3, 2006, options to purchase 1,328 shares of common stock at a weighted average exercise price of $49.08 per share and a weighted average remaining contractual life of 3.15 years remained outstanding under this plan.

        On November 21, 2003, our board of directors adopted the Executive Employee Incentive Plan, amended on December 19, 2003 (2003 Plan). The 2003 Plan provides for granting incentive stock options to employees and granting non-statutory stock options to employees and consultants. Unless terminated sooner, the 2003 Plan will terminate automatically in December 2013. The board of directors has the authority to amend, modify or terminate the 2003 Plan, subject to any required approval by our stockholders under applicable law or upon advice of counsel. No such action may affect any options previously granted under the 2003 Plan without the consent of the holders. There are 1,150,000 shares issuable pursuant to options granted under the 2003 Plan. Options typically vest in part based upon the passage of time and, in part, upon our financial performance. Options that do not vest due to the failure to achieve specific financial performance criteria are forfeited. Options to purchase approximately 424,208 shares of our common stock, which are not yet exercisable, are subject to company performance and are treated as variable options. We expect that all of the non-vested awards at January 3, 2006 will eventually vest based on company performance. As of January 3, 2006, there were 260,001 shares reserved for future issuance under the 2003 Plan.

        On December 19, 2003, our board of directors adopted the Stock Option Plan for Independent Directors, effective January 1, 2004, (2004 Directors' Plan). Our board of directors may amend, suspend, or terminate the 2004 Directors' Plan at any time, provided, however, that no such action may adversely affect any outstanding option without the option holders consent. A total of 200,000 shares of common stock have been reserved for issuance under the 2004 Directors' Plan. The 2004 Directors' Plan provides for the automatic grant of non-statutory stock options to independent directors on

January 1 of each year and a prorated grant of options for any director elected during the year. Options become exercisable six months after the grant date and are exercisable for 5 years from the date of grant unless earlier terminated. As of January 3, 2006, there were 94,192 shares reserved for future issuance under the 2004 Directors' Plan.

        We may issue options from time to time outside the plans described above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Several of our stockholders or former stockholders, including BET and Associates (BET), Halpern Denny, Greenlight Capital, LLC and certain of their affiliates (Greenlight), have been involved in our financings, refinancings, have purchased our debt and equity securities and were involved in our equity recapitalization as further described in Note 13 to our consolidated financial statements included elsewhere in this prospectus. Below, we have summarized related party transactions involving these investors during the 2005, 2004 and 2003 fiscal years.

Greenlight Capital, LLC and its affiliates

        E. Nelson Heumann is the chairman of our board of directors and is a current employee of Greenlight. Greenlight and its affiliates beneficially own approximately 95 percent of our common stock on a fully diluted basis. As a result, Greenlight has sufficient voting power without the vote of any other stockholders to determine what matters will be submitted for approval by our stockholders, to approve actions by written consent without the approval of any other stockholders, to elect all of our board of directors, and among other things, to determine whether a change in control of our company occurs.

        In July 2003, Greenlight purchased all of the outstanding Einstein/Noah Bagel Corp. 7.25% Convertible Debentures due 2004 from Jefferies. Greenlight also purchased $35.0 million of our $160 Million Notes. Upon consummation of the equity recapitalization, we issued 4,337.481 shares of Series F to Greenlight in full payment of the outstanding Bridge Loan. The shares of Series F were converted into common stock in the equity recapitalization.

        In 2003, pursuant to the equity recapitalization, we reimbursed Greenlight for legal fees and disbursements incurred in connection with their investment in our company and the equity restructuring in the amount of $0.2 million.

        In January 2006, we called for redemption the investment Greenlight held in our $160 Million Notes. The notes were redeemed from the proceeds our refinancing in February 2006 as further described in Note 27 to our consolidated financial statements for the year ended January 3, 2006 included elsewhere in this prospectus.

        In February 2006, we entered into the Subordinated Note with Greenlight as further described in Note 6 to our consolidated financial statements for the first quarter ended April 4, 2006 included elsewhere in this prospectus. The Subordinated Note has a maturity date of February 28, 2013, carries a fixed interest rate of 13.75% per annum and requires a quarterly cash interest payment in arrears at 6.5% and quarterly paid-in kind interest that is added to the principal balance outstanding at 7.25%.

Leonard Tannenbaum, MYMF Capital LLC and BET

        Leonard Tannenbaum, a director, was the Managing Director of MYFM Capital LLC until July 2004. In July 2004, Mr. Tannenbaum founded Fifth Street Capital LLC and is the managing partner. He is also a limited partner and 10% owner in BET. His father-in-law is Bruce Toll, an affiliate of BET. On May 30, 2002, we entered into a Loan and Security Agreement (the facility) with BET, which provided for $75.0 million revolving loan facility at 11% interest. The facility was secured by substantially all of our assets. In February 2003, we executed an amendment to the facility to extend the maturity of the facility from March 31, 2003 to June 1, 2003. From February 1, 2003 to June 1, 2003, the interest rate increased from 11% to 13% per annum. BET and MYFM Capital LLC received an extension fee of $0.2 million in connection with the amendment, payable at maturity, and an additional $0.1 million because the facility was not paid in full by June 2, 2003. After June 1, 2003, the interest rate for borrowings under the facility was 15% per annum, and MYFM Capital LLC received a $30,000 fee for entering into a standstill agreement with us. The facility was repaid with the proceeds of issuance of the $160 Million Facility in July 2003, and BET received $3,000 for reimbursement of legal fees and expenses. BET purchased $7.5 million of our $160 Million Notes and Mr. Tannenbaum purchased an additional $0.5 million of our $160 Million Notes in the market.

        In January 2006, we called for redemption the investment BET and Mr. Tannenbaum held in our $160 Million Notes. The notes were redeemed from the proceeds our refinancing in February 2006 as further described in Note 27 to our consolidated financial statements for the year ended January 3, 2006 included elsewhere in this prospectus.

Halpern Denny

        In 2003, pursuant to the equity recapitalization, we reimbursed Halpern Denny for legal fees and disbursements incurred in connection with their investment in our company and the equity restructuring in the amounts of $0.2 million.

Jill B.W. Sisson

        On December 8, 2003, we entered into a consulting agreement with Ms. Jill B. W. Sisson to provide legal, consulting and advisory services to us and to serve as General Counsel and Secretary. The agreement provided that Ms. Sisson be paid $16,000 per month and, on December 19, 2003, was granted options to purchase 75,000 shares of common stock pursuant to the 2003 Plan. The options vest in part, upon length of service and in part, upon the achievement of specified financial goals by us. In addition, Ms. Sisson is eligible to receive annual additional premium compensation based upon our performance and personal performance. Ms. Sisson will also be reimbursed for reasonable and necessary out-of-pocket expenses. The agreement provides for non-solicitation of our employees for a year after termination of the agreement, and can be terminated by either party upon 30 days notice. In December 2004, Ms. Sisson's compensation was increased to $18, 750 per month and in April 2005 she received options to purchase 31,250 shares of common stock which vest in part on length of service and in part upon achievement of specified financial goals.

VOTING SECURITIES AND PRINCIPAL HOLDERS

        As of May 5, 2006, we had 10,087,963 shares of common stock outstanding (excluding certain options and warrants), which are our only outstanding voting securities. In addition, we had 57,000 shares of Series Z preferred stock outstanding. The following table sets forth information regarding the beneficial ownership of our common stock as of May 5, 2006, by:

  •
  each person (or group of affiliated persons) who is known by us to own beneficially more than 5% of our common stock;

  •
  each of our executive officers;

  •
  each of our current directors; and

  •
  all directors and executive officers as a group.

Beneficial Owner**	Amount and Nature of Beneficial Ownership		Percentage
Greenlight Capital, L.L.C. 420 Lexington Avenue, Suite 1740 New York, NY 10107	10,041,649	(1)	94.9%
Paul J.B. Murphy, III	119,446	(2)	1.2%
Daniel J. Dominguez	19,168	(3)	*
Richard P. Dutkiewicz	55,051	(4)	*
Jill B.W. Sisson	54,168	(4)	*
Michael W. Arthur	31,519	(5)	*
E. Nelson Heumann	—	(6)	0%
James W. Hood	42,808	(7)	*
Frank C. Meyer	20,000	(8)	*
S. Garrett Stonehouse, Jr.	20,000	(8)	*
Leonard Tannenbaum	33,367	(9)	*
All directors and executive officers as a group (11 persons)	395,527	(10)	3.3%

*
Less than one percent (1%).

**
The address for each officer and director is 1687 Cole Blvd., Golden, Colorado 80401.

(1)
Based on an amendment to a Schedule 13D filed with the SEC on February 7, 2006. The Schedule 13D was filed on behalf of Greenlight Capital, L.L.C., Greenlight Capital, L.P., of which Greenlight Capital, L.L.C. is the general partner, Greenlight Capital Offshore, Ltd., for whom Greenlight Capital, L.L.C. acts as investment advisor, Greenlight Capital Qualified, L.P., of which Greenlight Capital, L.L.C. is the general partner, and David Einhorn, the principal of Greenlight Capital, L.L.C. Includes 493,682 shares of common stock that may be purchased upon the exercise of warrants.

(2)
Includes 119,446 shares of common stock, which may be acquired upon exercise of presently exercisable options. Does not include 105,553 shares of common stock subject to stock options, which are not exercisable within 60 days.

(3)
Includes 19,168 shares of common stock, which may be acquired upon exercise of presently exercisable options. Does not include 55,832 shares of common stock subject to stock options, which are not exercisable within 60 days.

(4)
Includes 48,051 shares of common stock, which may be acquired upon exercise of presently exercisable options. Does not include 45,832 shares of common stock subject to stock options, which are not exercisable within 60 days.

(5)
Includes 20,000 shares of common stock, which may be acquired upon exercise of presently exercisable options.

(6)
Does not include 10,041,649 shares of common stock beneficially owned by Greenlight Capital, L.L.C. and its affiliates, over which Mr. Heumann disclaims beneficial ownership. Mr. Heumann is an officer of Greenlight.

(7)
Includes 15,808 shares of common stock, which may be acquired upon exercise of presently exercisable options.

(8)
Includes 20,000 shares of common stock, which may be acquired upon exercise of presently exercisable options.

(9)
Includes 30,830 shares of common stock, which may be acquired upon exercise of presently exercisable options. Also includes 1,163 shares of common stock, which may be acquired upon exercise of presently exercisable warrants.

(10)
Includes a total of 341,354 shares of common stock, which may be acquired upon exercise of presently exercisable options and a total of 1,163 shares of common stock, which may be acquired upon exercise of presently exercisable warrants.

        Our Series Z preferred stock generally is non-voting. However, under our Certificate of Designation, Preferences and Rights of Series Z preferred stock, we cannot take certain actions without the vote or written consent by the holders of at least a majority of the then outstanding shares of the Series Z preferred stock. See "Description of Capital Stock—Series Z Preferred Stock." All 57,000 shares of our outstanding Series Z preferred stock are held by Halpern Denny.

SELLING STOCKHOLDERS

        This prospectus relates to the offer and sale from time to time by the selling stockholders of 957,872 shares of common stock issued or issuable upon the exercise of warrants. There can be no assurance that the selling stockholders will sell any or all of their common stock offered by this prospectus. We do not know if, when, or in what amounts the selling stockholders may offer the common stock for sale.

        The warrants were issued to the selling stockholders in the transactions described below. Greenlight, our controlling stockholder, holds warrants exercisable into 493,682 shares of common stock and beneficially owns approximately 95% of our common stock.

        For a discussion of other relationships between us and the selling stockholders since the beginning of the last fiscal year, see "Certain Relationships and Related Transactions."

Warrants issued to the holders of the increasing rate notes

        On June 19, 2001, we issued the increasing rate notes due June 15, 2003 and warrants to purchase in the aggregate 137,200 shares of our common stock at an exercise price of $1.00 per share. The net proceeds of approximately $122.4 million were used to fund a portion of the purchase price of the Einstein Bros. acquisition, to repay our then-outstanding bank debt and for general working capital purposes. The warrant agreement dated June 19, 2001 between The Bank of New York (as successor in interest to the corporate trust business of United States Trust Company of New York), as warrant agent and us, under which the warrants were issued required us to issue additional warrants as follows:

  •
  an additional 1% of our fully diluted common stock if the increasing rate notes remained outstanding on March 15, 2002;

  •
  an additional 1% of our fully diluted common stock if the increasing rate notes remained outstanding on June 15, 2002; and

  •
  an additional 1% of our fully diluted common stock issued on a monthly basis if the increasing rate notes remained outstanding after June 15, 2002.

Since the increasing rate notes were not repaid until July 8, 2003, we were required to issue additional warrants on March 15, 2002, June 15, 2002, and on the 15th of each month thereafter until June 15, 2003. We issued a total of 139,454 additional warrants under these provisions.

        In connection with a standstill agreement that we entered into with certain holders of the increasing rate notes, we agreed to issue the holders of the increasing rate notes under the terms of the warrant agreement additional warrants to purchase an aggregate of up to 113,099.94 shares of common stock at a price of $1.00 per share.

        The increasing rate notes had certain anti-dilution provisions attached to the warrants to purchase common stock. In connection with the equity recapitalization in September 2003, we issued a total of 81,521 additional warrants under these provisions.

        Under a registration rights agreement dated June 19, 2001, we agreed to file a registration statement covering resales of the shares of common stock issuable upon exercise of these warrants.

Warrants issued to the holders of the Series F preferred stock

        On January 18, 2001, we entered into a Series F Preferred Stock and Warrant Agreement with Halpern Denny, under which we issued 20,000 shares of Series F preferred stock and five-year warrants to purchase up to 140,925 shares of common stock at an exercise price of $0.60 per share in exchange for $20.0 million.

        On January 18, 2001, we also entered into an Exchange Agreement with BET and Brookwood, under which we issued an aggregate of 16,398.33 shares of Series F preferred stock and warrants to purchase 108,406 shares of common stock at an exercise price of $0.60 per share to BET and Brookwood in exchange for all of the shares of Series D preferred stock and warrants that we had issued to them in August 2000.

        On March 29, 2001, we entered into a Second Series F Preferred Stock and Warrant Agreement with Halpern Denny, under which we issued 5,000 shares of Series F preferred stock and five-year warrants to purchase 35,321 shares of common stock at an exercise price of $0.60 per share in exchange for $5.0 million. The aggregate net proceeds of those financings of approximately $23.7 million were used to purchase Einstein bonds and pay related costs.

        On June 7, 2001, we issued to Halpern Denny an additional 4,000 shares of Series F preferred stock and five-year warrants to purchase 56,220 shares of common stock at an exercise price of $0.60 per share in exchange for $4.0 million.

        On June 19, 2001, we entered into the Third Series F Preferred Stock and Warrant Purchase Agreement with Special Situations, Halpern Denny and Greenlight, under which we issued an aggregate of 21,000 shares of Series F preferred stock and five-year warrants to purchase 295,156 shares of common stock at an exercise price of $0.60 per share in exchange for $21.0 million. The aggregate net proceeds of those financings of approximately $22.7 million were used to fund a portion of the purchase price of the Einstein Bros. acquisition.

        The agreements under which the Series F preferred stock and warrants were issued required us to issue warrants semi-annually to the holders of our Series F preferred stock until such Series F preferred stock has been redeemed. In addition, certain of the warrants that were issued under the Series F preferred stock and warrant agreements were entitled to anti-dilution protection to the extent that additional warrants related to the increasing rate notes were issued. As a result, we issued 85,867 additional warrants to each BET and Brookwood and 19,339, 307,394, and 48,335 additional warrants to Special Situations, Halpern Denny and Greenlight, respectively.

        Effective March 18, 2003, Halpern Denny purchased the Series F preferred stock and warrants held by Special Situations. Effective June 6, 2003, Greenlight purchased the Series F preferred stock of BET and Brookwood. In the equity recapitalization, Halpern Denny transferred to us all shares of Series F preferred stock, all shares of common stock and all warrants to purchase shares of common stock then owned by Halpern Denny, and we issued 57,000 shares of Series Z preferred stock to Halpern Denny. Also in the equity recapitalization, the Series F preferred stock held by Greenlight was converted into shares of our common stock.

        Under the amended and restated registration rights agreement dated June 19, 2001, by and among Halpern Denny, BET, Brookwood, Greenlight, Special Situations and us, we granted piggyback registration rights to each of Halpern Denny, BET, Brookwood, Greenlight and Special Situations with respect to the common stock issuable upon exercise of their warrants. Greenlight has requested that we register the shares of common stock issuable upon exercise of their warrants in connection with the registration of the shares of common stock issuable upon exercise of the warrants issued to the holders of the increasing rate notes.

Warrants issued to Greenlight

        On January 17, 2001, we entered into a Bond Purchase Agreement with Greenlight, under which Greenlight formed a limited liability company, GNW, and contributed $10.0 million for the purchase of Einstein bonds. We provided Greenlight with a secure interest in GNW's investment in the Einstein bonds, and a right of repayment of the investment within two years with a guaranteed accretion of 15% per year (increasing to 17% on January 17, 2002 and by an additional 2% each six months thereafter).

In connection with the Bond Purchase Agreement, we issued Greenlight five-year warrants to purchase an aggregate of 70,462 shares of common stock at $0.60 per share.

        On June 19, 2001, GNW, Greenlight and we entered into a letter agreement. Under the terms of the letter agreement, Greenlight consented to the pledge by us, as manager of GNW, of the Einstein bonds to Jefferies & Co. to secure the bridge loan. We were required to apply all of the proceeds related to the Einstein bonds to the repayment of the bridge loan. To the extent that there were net proceeds from the Einstein bonds after payment of the bridge loan in full, the excess would be payable to Greenlight. If the excess payment, if any, was less than the original investment by Greenlight, we were required to issue additional shares of our Series F preferred stock and warrants. As a result of the deficiency of the proceeds from the settlement of the Einstein bonds, we issued Greenlight an additional 119,871 warrants to purchase our common stock exercisable at $1.00 per share.

        Under the registration rights agreement dated January 17, 2001, by and among Greenlight and us, we granted piggyback registration rights to Greenlight with respect to the common stock issuable upon exercise of the Greenlight warrants. Greenlight has requested that we register the shares of common stock issuable upon exercise of the Greenlight warrants in connection with the registration of the shares of common stock issuable upon exercise of the warrants issued to the holders of the increasing rate notes.

Selling Stockholders

        The following table sets forth:

  •
  the names of the selling stockholders;

  •
  the number of shares of common stock owned by each of the selling stockholders;

  •
  the percentage of the class of common stock owned by each of the selling stockholders; and

  •
  the number of shares of common stock being offered by the selling stockholders in this prospectus.

        This table is based on information furnished to us by or on behalf of the selling stockholders.

        As of May 5, 2006, there were 10,087,963 shares of common stock outstanding.

				Shares Beneficially Owned After the Offering
	Shares Beneficially Owned Before the Offering
Selling Stockholder			Shares Being Registered
				Number	Percentage
Basil	111		111	—	*
BET Associates LP	10,814		10,814	—	*
Bruce E & Robbi S Toll Foundation	3,207		3,207	—	*
Bruce E Toll	932		932	—	*
Bruce E Toll Family Trust	447		447	—	*
Credit Suisse Institutional High Yield Fund	172		172	—	*
Credit Suisse Asset Management—Australia High Yield Fund	72		72	—	*
Credit Suisse Bond Fund—High Yield US	95		95	—	*
Credit Suisse First Boston Employment Pension	85		85	—	*
Credit Suisse High Yield Bond Fund	329		329	—	*
CS Anlagestiftung High Yield Bond	47		47	—	*
Farallon Capital and its affiliated parties	281,893	(1)	280,149	1,744	*
General Retirement System of Detroit	175		175	—	*
Greenlight Capital, LLC and its affiliated parties	10,041,508	(2)	493,541	9,547,967	95%

GSC Partners	1,731		1,731	—	*
Highland Capital Mgmt—Prospect Street High Income	2,922		2,922	—	*
Highland Capital Management I	1,256		1,256	—	*
Highland Capital Management LP	3,636		3,636	—	*
Houston Police Officers Pension System	95		95	—	*
ING Prime Rate Trust	3,231		3,231	—	*
ING Senior Income Fund	1,616		1,616	—	*
LAM Financial Holdings LTD	12,830		12,830	—	*
Multi Style—Multi—Manager Funds PLC	174		174	—	*
Nabisco Foods	36		36	—	*
Northwestern University	57		57	—	*
Omaha Public School Employee Retirement	63		63	—	*
Policeman & Fireman Retirement System—Detroit	175		175	—	*
Public School Retirement System—City of St. Louis, Missouri	73		73	—	*
Redwood Master Fund	2,424		2,424	—	*
RJ Reynolds DB Trust	72		72	—	*
Royal Bank of Canada	3,231		3,231	—	*
Scotts Cove Special Credits Fund I LP	720		720	—	*
Scotts Cove Special Master Fund	5,588		5,588	—	*
United Parcel Service Retirement Plans	78		78	—	*
Unclaimed holder	202	(3)	202	—	*
Nominees for underlying beneficial owners	127,485	(4)	127,485	—	*

TOTALS	10,507,583		957,872	9,549,711

*
Less than 1%.

(1)
Based upon an amendment to a Schedule 13D filed with the SEC dated October 9, 2003. Includes 158,655 shares of common stock that may be purchased upon exercise of presently exercisable warrants. Does not include certain additional warrants issuable after August 15, 2002. The Schedule 13D was filed by Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., Tinicum Partners, L.P., Farallon Capital Management, L.L.C., Farallon Partners, L.L.C., David I. Cohen, Chun R. Ding, Joseph F. Downes, William F. Duhamel, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Derek C. Schrier, Thomas F. Steyer and Mark C. Wehrly. The Management Company, the General Partner and each of their individual managing members disclaims any beneficial ownership of such securities. All of the above-mentioned entities and person disclaim group attribution.

(2)
Based on an amendment to a Schedule 13D filed with the SEC on February 7, 2006. The Schedule 13D was filed on behalf of Greenlight Capital, L.L.C., Greenlight Capital, L.P., of which Greenlight Capital, L.L.C. is the general partner, Greenlight Capital Offshore, Ltd., for whom Greenlight Capital, L.L.C. acts as investment advisor, Greenlight Capital Qualified, L.P., of which Greenlight Capital, L.L.C. is the general partner, and David Einhorn, the principal of Greenlight Capital, L.L.C. Includes 493,682 shares of common stock that may be purchased upon the exercise of warrants.

(3)
Represents shares underlying warrants issuable under the anti-dilution provisions of the increasing rate notes. These shares are being held in escrow as the holders have not provided delivery instructions and their identities are unknown to us.

(4)
Nominee for underlying beneficial owners holding shares in "street name." Before any such underlying beneficial owner sells any of its shares covered by this prospectus, we will file an amendment to this registration statement amending the list of selling stockholders to identify the underlying beneficial owner as a selling stockholder under this prospectus.

PLAN OF DISTRIBUTION

        We are registering the shares covered by this prospectus on behalf of the selling stockholders. All costs, fees and expenses in connection with the registration of the shares will be borne by us. The shares may be sold or distributed from time to time by the selling stockholders, or by pledges, donees or transferees of, or other successors in interest to, the selling stockholders, directly to one or more purchasers (including pledges) or through brokers, dealers or underwriters who may act solely as agents or who may acquire the shares as principals, at market prices prevailing at the time of sale, at varying prices determined at the time of sale, at negotiated prices, or at fixed prices, which may be changed. If the shares are sold through brokers, dealers or underwriters, the selling stockholder will be responsible for underwriting discounts or commissions or agent's commissions.

        The sale of the shares may be effected in one or more of the following methods or in any combination of such methods:

  •
  on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

  •
  in the over-the-counter market;

  •
  to broker-dealers acting as principals;

  •
  to broker-dealers acting as agents;

  •
  in underwritten offerings;

  •
  in block trades;

  •
  in exchange distributions;

  •
  in agency placements; or

  •
  in brokerage transactions.

        In addition, any shares that qualify for resale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A of the Securities Act rather than under this prospectus.

        In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of the shares, short and deliver the shares to close out such short positions, or loan or pledge the shares to broker-dealers that in turn may see such securities. The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which may be resold thereafter under this prospectus if the shares are delivered by the selling stockholders. However, if the shares are to be delivered by the selling stockholder's successors in interest, unless permitted by law, we must distribute a prospectus supplement and/or file an amendment to this registration statement under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the successors in interest as selling stockholders under this prospectus. Each selling stockholder may not satisfy its obligations in connection with short sale or hedging transactions entered into before the effective date of the registration statement of which this prospectus is a part by delivering securities registered under such registration statement.

        The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares and, if the selling stockholders default in the performance of their secured obligation, the pledges or secured parties may offer and sell the shares from time to time under this prospectus; however, in the event of a pledge or the default on the performance of a secured obligation by the selling stockholders, in order for the shares to be sold under cover of this registration statement under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee, secured party or other successors in interest as selling stockholders under this prospectus.

        Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders and/or purchases of the shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        The selling stockholders and any broker-dealers who act in connection with the sale of shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling stockholder can presently estimate the amount of such compensation. We know of no existing arrangement between any selling stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares. If required under the Securities Act, the number of shares being offered and the terms of the offering, the names of any agents, brokers, dealer or underwriters and any commission with respect to a particular offer will be set forth in a prospectus supplement.

        The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates.

        We cannot assure you that the selling stockholders will sell any or all of the shares offered by them under this prospectus.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 15,000,000 shares of common stock, $0.001 par value, and 2,000,000 shares of preferred stock, $0.001 par value, of which 57,000 shares have been designated Series Z preferred stock. As of May 5, 2006, 10,087,963 shares of common stock and 57,000 shares of Series Z preferred stock were outstanding. The outstanding shares of common stock and preferred stock have been duly authorized and are fully paid and non-assessable.

Common Stock

        The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors from funds legally available therefor, subject to the dividend preferences of the preferred stock, if any. Upon our liquidation or dissolution, the holders of common stock are entitled to share ratably in all assets available for distribution after payment of liabilities and liquidation preferences of the preferred stock, if any. Holders of common stock have no preemptive rights, no cumulative voting rights and no rights to convert their common stock into any other securities. Any action taken by holders of common stock must be taken at an annual or special meeting or by written consent of the holders of 80% of our capital stock entitled to vote on such action.

Preferred Stock

        Under our certificate of incorporation, our board of directors is authorized (subject to any limitations prescribed by law, our certificate of incorporation and the rules of any stock exchange on which our common stock may then be listed) to issue preferred stock from time to time in one or more series, which preferred stock will have such designations, preferences, rights, qualifications, limitations and restrictions as may be determined by the board of directors. The issuance of any additional shares of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have an adverse effect on the holders of our common stock, depending upon the rights of such preferred stock, by delaying or preventing a change in control, making removal of present management more difficult or resulting in restrictions upon the payment of dividends or other distributions to holders of common stock.

Series Z Preferred Stock

        Our board of directors authorized a series of preferred stock, which was designated Series Z preferred stock. Set forth below is a summary of the material terms of the Series Z preferred stock.

        Dividends.    The Series Z preferred stock is not entitled to receive any dividends except as provided in "—Redemption" below.

        Liquidation Preference.    In the event of our liquidation or winding up, the holders of the Series Z preferred stock will be entitled to receive, on a pro rata basis, such amount, paid before and in preference to any distribution of any of our assets or surplus funds to the holders of the common stock or any other class of stock, an amount equal to $1,000 per share of Series Z preferred stock then outstanding (which will be adjusted for any stock dividends, combinations or splits with respect to such shares) plus any accrued but unpaid dividends.

        Redemption.    All outstanding shares of Series Z preferred stock will be redeemed (subject to the legal availability of funds therefor) in whole on the earlier of June 30, 2009 or the effective time of any merger or any change of control (each as defined below), at 100% of the liquidation preference, in each case, payable in cash. In the event all outstanding shares of Series Z preferred stock are not redeemed in accordance with the redemption obligation set forth above, the shares of Series Z preferred stock not so redeemed will, from and after such date, accrue a dividend at a rate per annum of the liquidation preference for such shares equal to 250 basis points higher than the then highest rate paid by us on our funded indebtedness, payable quarterly in cash until the date such shares are ultimately redeemed by New World. Such dividends may accrue to the extent there are not funds legally available to pay such dividends and, in such event, the redemption price will be increased by the amount of such accrued and unpaid dividends.

        A "merger" means a consolidation or merger of us or any of our direct or indirect subsidiaries with or into any other entity, other than a merger:

  •
  in which we are the surviving company;

  •
  which will not result in more than 50% of our capital stock being owned of record or beneficially by persons other than the holders of such capital stock immediately before the merger; and

  •
  in which each share of Series Z preferred stock outstanding immediately before the merger will be an identical outstanding share of our Series Z preferred stock after the merger.

        A "change of control" means any transaction or event occurring on or after the date hereof as a direct or indirect result of which:

  •
  any person or any group (other than as permitted by the certificate of designation):

  •
  beneficially owns (directly or indirectly) in the aggregate equity interests of New World having 50% or more of the aggregate voting power of all equity interests of New World at the time outstanding; or

  •
  has the right or power to appoint a majority of our board of directors;

  •
  during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors, together with any new directors:

  •
  whose election by such board of directors or whose nomination for election by our stockholders was approved by a vote of a majority of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved; and

  •
  appointed to our board of directors within eighteen months after the date hereof cease for any reason to constitute at least a majority of our board of directors then in office;

  •
  any event or circumstance constituting a "change of control" under any documentation evidencing or governing any indebtedness of New World in a principal amount in excess of $10.0 million occurs which results in our obligation to prepay (by acceleration or otherwise), purchase, offer to purchase, redeem or defease all or a portion of such indebtedness; or

  •
  involves the sale of all or substantially all of our assets or the assets of our subsidiaries.

        Protective Provisions.    For so long as any shares of Series Z preferred stock remain outstanding, we may not, and may not permit any of our direct or indirect subsidiaries, in each case, without the vote or written consent by the holders of the Series Z preferred stock (such consent, in the case of the second bulleted paragraph below only, not to be unreasonably withheld):

  •
  amend, alter or repeal any provision of, or add any provision to, the certificate of designation of the Series Z preferred stock, whether by merger, consolidation or otherwise; provided, however, that no vote or written consent of the holders of the Series Z preferred stock will be required in the event of a merger or change of control that results in the full redemption of the Series Z preferred stock at the redemption price, in cash, at the effective time of such merger or change of control;

  •
  subject to the paragraph above, amend, alter or repeal any provision of, or add any provision to, our certificate of incorporation or by-laws, whether by merger, consolidation or otherwise, except as may be required to authorize a certificate of designation for junior stock or to increase the authorized amount of any junior stock, including junior stock issued to management or employees under equity incentive plans; provided, however, that no vote or written consent of the holders of the Series Z preferred stock will be required in the event of a merger or change of control that results in the redemption of the Series Z preferred stock at the redemption price, in cash, at the effective time of such merger or change of control;

  •
  authorize or issue shares of any class of stock having any preference or priority as to dividends, assets or payments in liquidation superior to or on a parity with the Series Z preferred stock, including, without limitation, the Series Z preferred stock, whether by merger, consolidation or otherwise; provided, however, that no vote or written consent of the holders of the Series Z preferred stock will be required in the event of a merger or change of control that results in the full redemption of the Series Z preferred stock at the redemption price, in cash, at the effective time of the merger or change of control;

  •
  take any action that results in New World or any direct or indirect subsidiary or subsidiaries of New World incurring or assuming indebtedness (including the guaranty of any indebtedness) in excess of the greater of $185 million or 3.75 times EBITDA for the trailing 12-month period before such date;

  •
  consummate any merger or change of control that does not result in the redemption of the Series Z preferred stock at the redemption price, payable in cash, at the effective time of the merger or change of control transaction;

  •
  make any restricted payment in violation of the restricted payments covenant in the indenture (as in effect or the initial execution date of the indenture); or

  •
  enter into any agreement to do any of the foregoing items.

        Voting Rights.    The holders of Series Z preferred stock, except as otherwise required under the laws of the State of Delaware or as set forth herein, are not entitled or permitted to vote on any matter required or permitted to be voted upon by our stockholders.

Series A Junior Participating Preferred Stock

        On June 7, 1999, our board of directors authorized the issuance of a Series A junior participating preferred stock in the amount of 700,000 shares. This authorization was made in accordance with the Stockholders' Rights Plan discussed below. There are currently no issued shares.

Stockholders' Rights Plan

        On June 7, 1999, our board of directors declared a dividend distribution of one right on each outstanding share of common stock, as well as on each share later issued. Each right will allow stockholders to buy one one-hundredth of a share of Series A junior participating preferred stock at an exercise price of $10.00. The rights become exercisable if an individual or group acquires 15% or more of common stock, or if an individual or group announces a tender offer for 15% or more of common stock. Our board can redeem the rights at $0.001 per right at any time before any person acquires 15% or more of the outstanding common stock. In the event an individual acquires 15% or more of our outstanding common stock, each right will entitle its holder to purchase, at the right's exercise price, one one-hundredth of a share of Series A junior participating preferred stock, which is convertible into common stock at one-half of the then value of the common stock, or to purchase such common stock directly if there are a sufficient number of shares of common stock authorized. Our board has the ability to exclude any acquiring person from the provision of the stockholders rights plan, resulting in such acquiring person's purchase of our common stock not triggering the plan. Rights held by the acquiring person are void and will not be exercisable to purchase shares at the bargain purchase price. If we are acquired in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the right's exercise price.

Warrants

        As of May 5, 2006, we had 731,883 warrants outstanding, all of which were exercisable. These warrants have exercise prices ranging from $0.60—$663.00 per share, of which 730,513 are exercisable at $1.20 or less per share, have an expiration date of June 20, 2006 and are subject to the provisions under certain registration rights agreements. Such warrants were issued in connection with financings and certain other services.

Termination of Stockholders Agreement

        Upon the closing of the equity recapitalization, we, Halpern Denny and Greenlight caused the stockholders agreement to be terminated.

LEGAL MATTERS

        Certain legal matters in connection with this offering will be passed upon for us by Holme Roberts & Owen LLP, Denver, Colorado.

EXPERTS

        Our consolidated financial statements as of January 3, 2006 and December 28, 2004, and for each of the three years in the period ended January 3, 2006, included in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accounting firm as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 to register the shares offered by the selling stockholders. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our securities. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. You may also obtain information about us at our site on the Internet's World Wide Web located at http://www.nwrgi.com. Information on these web sites is not incorporated by reference into this prospectus.

        You may request a copy of those filings, at no cost, by writing or telephoning us at the following:

New World Restaurant Group, Inc.
1687 Cole Boulevard
Golden, Colorado 80401
Attn: Secretary
Telephone: (303) 568-8000

 NEW WORLD RESTAURANT GROUP, INC.
CONSOLIDATED BALANCE SHEETS
AS OF APRIL 4, 2006 AND JANUARY 3, 2006
(in thousands, except share information)
(unaudited)

	April 4, 2006	January 3, 2006
ASSETS
Current assets:
Cash and cash equivalents	$3,847	$1,556
Restricted cash	2,643	2,554
Franchise and other receivables, net of allowance of $591 and $480, respectively	4,982	5,506
Inventories	4,966	5,072
Prepaid expenses and other current assets	5,121	4,506

Total current assets	21,559	19,194
Restricted cash long-term	595	595
Property, plant and equipment, net	31,867	33,359
Trademarks and other intangibles, net	65,761	67,717
Goodwill	4,875	4,875
Debt issuance costs and other assets, net	5,791	5,184

Total assets	$130,448	$130,924

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$5,658	$5,848
Accrued expenses	26,711	24,789
Short term debt and current portion of long-term debt	2,180	280
Current portion of obligations under capital leases	59	19

Total current liabilities	34,608	30,936
Senior notes and other long-term debt, net of discount	168,042	160,560
Obligations under capital leases	126	29
Other liabilities	8,742	8,610
Mandatorily redeemable, Series Z Preferred Stock, $.001 par value, $1,000 per share liquidation value; 2,000,000 shares authorized; 57,000 shares issued and outstanding	57,000	57,000

Total liabilities	268,518	257,135

Commitments and contingencies
Stockholders' deficit:
Common stock, $.001 par value; 15,000,000 shares authorized; 10,065,072 and 10,065,072 shares issued and outstanding	10	10
Additional paid-in capital	176,183	176,018
Unamortized stock compensation	—	(68)
Accumulated deficit	(314,263)	(302,171)

Total stockholders' deficit	(138,070)	(126,211)

Total liabilities and stockholders' deficit	$130,448	$130,924

The accompanying notes are an integral part of these consolidated financial statements.

 NEW WORLD RESTAURANT GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE FIRST QUARTER ENDED APRIL 4, 2006 AND MARCH 29, 2005
(in thousands, except earnings per share and related share information)
unaudited)

	April 4, 2006	March 29, 2005
Revenues:
Retail sales	$90,580	$86,859
Manufacturing revenues	5,021	4,994
Franchise and license related revenues	1,475	1,442

Total revenues	97,076	93,295
Cost of sales:
Retail costs	73,526	71,430
Manufacturing costs	5,005	4,707

Total cost of sales	78,531	76,137

Gross profit	18,545	17,158
Operating expenses:
General and administrative expenses	10,561	8,680
Depreciation and amortization	6,004	6,708
Loss on sale, disposal or abandonment of assets, net	21	4
Integration and reorganization cost	—	5
Impairment charges and other related costs	76	97

Income from operations	1,883	1,664
Other expense (income):
Interest expense, net	5,209	5,919
Prepayment penalty upon redemption of $160 Million Notes	4,800	—
Write-off of debt issuance costs upon redemption of $160 Million Notes	3,956	—
Other	10	(57)

Loss before income taxes	(12,092)	(4,198)
Provision for income taxes	—	—

Net loss	$(12,092)	$(4,198)

Net loss per common share—Basic and Diluted	$(1.20)	$(0.43)

Weighted average number of common shares outstanding:
Basic and Diluted	10,065,072	9,848,713

The accompanying notes are an integral part of these consolidated financial statements.

 NEW WORLD RESTAURANT GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FIRST QUARTER ENDED APRIL 4, 2006 AND MARCH 29, 2005
(in thousands)
(unaudited)

	April 4, 2006	March 29, 2005
OPERATING ACTIVITIES:
Net loss	$(12,092)	$(4,198)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	6,004	6,708
Stock based compensation expense	216	17
Loss, net of gains, on disposal of assets	21	4
Impairment charges and other related costs	76	97
Integration and reorganization costs	—	5
Provision for (recovery of) losses on accounts receivable, net	128	(91)
Amortization of debt issuance and debt discount costs	227	462
Write-off of debt issuance costs	3,956	—
Changes in operating assets and liabilities:
Franchise and other receivables	396	1,638
Accounts payable and accrued expenses	1,732	(9,960)
Other assets and liabilities	(528)	(970)

Net cash provided by (used in) operating activities	136	(6,288)
INVESTING ACTIVITIES:
Purchase of property and equipment	(2,559)	(2,178)
Proceeds from the sale of equipment	48	75

Net cash used in investing activities	(2,511)	(2,103)
FINANCING ACTIVITIES:
Proceeds from line of credit	11	5,415
Repayments of line of credit	(11)	(5,430)
Repayment of other borrowings	—	(5)
Payments under capital lease obligations	(4)	—
Repayment of notes payable	(160,000)	—
Borrowings under First Lien	80,000	—
Borrowing under Second Lien	65,000	—
Borrowings under Subordinated Note	24,375	—
Debt issuance costs	(4,705)	—

Net cash provided by (used in) financing activities	4,666	(20)
Net increase (decrease) in cash and cash equivalents	2,291	(8,411)
Cash and cash equivalents, beginning of period	1,556	9,752

Cash and cash equivalents, end of period	$3,847	$1,341

The accompanying notes are an integral part of these consolidated financial statements.

 NEW WORLD RESTAURANT GROUP, INC.
Notes to Consolidated Financial Statements (Unaudited)
Quarter ended April 4, 2006 and March 29, 2005

1.     Basis of Presentation

        The accompanying consolidated financial statements of New World Restaurant Group, Inc. and its wholly-owned subsidiaries (collectively, "the Company") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). As of April 4, 2006, the Company owns, franchises or licenses various restaurant concepts under the brand names of Einstein Bros. Bagels ("Einstein Bros."), Einstein Bros. Café, Noah's New York Bagels ("Noah's"), Manhattan Bagel Company ("Manhattan"), Chesapeake Bagel Bakery ("Chesapeake") and New World Coffee ("New World"). Our business is subject to seasonal trends. Generally, our revenues and results of operations in the first fiscal quarter are somewhat lower than in the other three fiscal quarters.

        The accompanying consolidated financial statements as of April 4, 2006 and for the quarters ended April 4, 2006 and March 29, 2005 have been prepared without audit. The balance sheet information as of January 3, 2006 has been derived from our audited financial statements. The information furnished herein reflects all adjustments (consisting only of normal recurring accruals and adjustments), which are, in our opinion, necessary to fairly state the interim operating results for the respective periods. However, these operating results are not necessarily indicative of the results expected for the full fiscal year. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles in the United States have been omitted pursuant to SEC rules and regulations. The notes to the consolidated financial statements (unaudited) should be read in conjunction with the notes to the consolidated financial statements contained in our annual report on Form 10-K for the fiscal year ended January 3, 2006. We believe that the disclosures are sufficient for interim financial reporting purposes.

        Certain reclassifications have been made to conform previously reported data to the current presentation. These reclassifications have no effect on our net loss or financial position as previously reported.

2.     Stock Based Compensation

        In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, Share-Based Payment. SFAS No. 123R is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions).

        Effective January 4, 2006, we adopted the provisions of SFAS No. 123R using the modified prospective transition method. Prior to the adoption of SFAS No. 123R, we applied the intrinsic value-based method of accounting prescribed by APB No. 25 and related interpretations, in accounting for our fixed award stock options to our employees. As such, compensation expense was recorded only if the current market price of the underlying common stock exceeded the exercise price of the option on the date of grant. We applied the fair value-basis of accounting as prescribed by SFAS No. 123 in accounting for our fixed award stock options to our consultants. Under SFAS No. 123, compensation expense was recognized based on the fair value of stock options granted.

        Because we previously adopted only the pro forma disclosure provisions of SFAS No. 123, we will recognize compensation cost, over the requisite service period, relating to the unvested portion of awards granted prior to the date of adoption using the same estimate of the grant-date fair value and the same attribution method used to determine the pro forma disclosures under SFAS No. 123, except that forfeiture rates have been estimated for all options, as required by SFAS No. 123R.

        Our stock-based compensation cost for first quarter of 2006 and 2005 was $216,000 and $17,000, respectively and has been included in general and administrative expenses. The impact of adoption of SFAS No. 123R had the effect of increasing our loss per share by $0.02 for first quarter 2006. No tax benefits were recognized for theses costs due to our recurring losses. Results for the 2005 first quarter have not been restated. Had compensation cost for stock options granted to employees been determined on the basis of fair value as computed using the assumptions herein, net loss and loss per share would have been increased to the following pro forma amounts (in thousands of dollars, except per share amounts):

Quarter ended: March 29, 2005
Net loss, as reported	$(4,198)
Deduct: fair value based compensation expense	(153)

Pro forma net loss	(4,351)

Basic and diluted loss per common share:
As reported	$(0.43)

Pro forma	$(0.44)

        The fair value of stock options is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Quarter ended:
	April 4, 2006	March 29, 2005
Expected life of options from date of grant	4.0 years	4.0 years
Risk-free interest rate	4.35%	3.55%
Volatility	100.0%	100.0%
Assumed dividend yield	0.0%	0.0%

        The expected term of options is based upon evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the US Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Implied volatility is based on the mean reverting average of our stock's historical volatility and that of an industry peer group with consideration given to an evolving capital structure brought about by a series of de-levering mandatory prepayments under our new debt facility as further explained in Note 6. We have not historically issued any dividends and are precluded from doing so under our debt covenants.

Stock Option Plans

1994 and 1995 Plans

        Our 1994 Stock Plan (1994 Plan) provided for the granting to employees of incentive stock options and for the granting to employees and consultants of non-statutory stock options and stock purchase rights. On November 21, 2003, the board of directors terminated the authority to issue any additional options under the 1994 Plan. At April 4, 2006, options to purchase 17 shares of common stock at an exercise price of $210.71 per share and a remaining contractual life of 1.48 years remained outstanding under this plan.

        Our 1995 Directors' Stock Option Plan (Directors' Option Plan) provided for the automatic grant of non-statutory stock options to non-employee directors of the Company. On December 19, 2003, our board of directors terminated the authority to issue any additional options under the Directors' Option Plan. At April 4, 2006, options to purchase 1,328 shares of common stock at a weighted average exercise price of $49.08 per share and a weighted average remaining contractual life of 3.15 years remained outstanding under this plan.

2003 Executive Employee Incentive Plan

        On November 21, 2003, our board of directors adopted the Executive Employee Incentive Plan, amended on December 19, 2003 (2003 Plan). The 2003 Plan provides for granting incentive stock options to employees and granting non-statutory stock options to employees and consultants. Unless terminated sooner, the 2003 Plan will terminate automatically in December 2013. The board of directors has the authority to amend, modify or terminate the 2003 Plan, subject to any required approval by our stockholders under applicable law or upon advice of counsel. No such action may affect any options previously granted under the 2003 Plan without the consent of the holders. There are 1,150,000 shares issuable pursuant to options granted under the 2003 Plan. Options are granted with an exercise price equal to the fair market value on the date of grant, have a contractual life of ten years and typically vest over a three-year service period. Generally, 50% of options granted vest based solely upon the passage of time. We recognize compensation costs for these awards using a graded vesting attribution method over the requisite service period. The remaining 50% of options granted vest based on service and performance conditions. Options that do not vest due to the failure to achieve specific financial performance criteria are forfeited. Options to purchase approximately 431,695 shares of our common stock, which are not yet exercisable, are subject to company performance conditions. We recognize compensation costs for performance based options over the requisite service period when conditions for achievement become probable. We expect that all of the non-vested awards at April 4, 2006 will vest based on company performance. As of April 4, 2006, there were 260,986 shares reserved for future issuance under the 2003 Plan.

2004 Stock Option Plan for Independent Directors

        On December 19, 2003, our board of directors adopted the Stock Option Plan for Independent Directors, effective January 1, 2004, (2004 Directors' Plan). Our board of directors may amend, suspend, or terminate the 2004 Directors' Plan at any time, provided, however, that no such action may adversely affect any outstanding option without the option holders consent. A total of 200,000 shares of common stock have been reserved for issuance under the 2004 Directors' Plan. The 2004 Directors' Plan provides for the automatic grant of non-statutory stock options to independent directors on January 1 of each year and a prorated grant of options for any director elected during the year.

Options are granted with an exercise price equal to the fair market value on the date of grant, become exercisable six months after the grant date and are exercisable for 5 years from the date of grant unless earlier terminated. As of April 4, 2006, there were 94,192 shares reserved for future issuance under the 2004 Directors' Plan.

        Transactions during the first quarter of fiscal 2006 were as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding, January 4, 2006	997,152	$3.31
Granted	117,500	4.50
Exercised	—	—
Forfeited	(102,500)	2.46

Outstanding, April 4, 2006	1,012,152	$3.53	7.92	$5,521,947

Exercisable, April 4, 2006	353,237	$3.82	6.72	$1,825,437

	Number of Options	Weighted Average Grant Date Fair Value
Non-vested shares, January 4, 2006	643,915	$2.13
Granted	117,500	$3.19
Vested	—	$—
Forfeited	(102,500)	$1.73

Non-vested shares, April 4, 2006	658,915	$2.39

        At April 4, 2006, we have approximately $0.7 million of total unrecognized compensation cost related to non-vested awards granted under our option plans, which we expect to recognize over a weighted average period of ten months. Total compensation costs related to the options outstanding as of April 4, 2006 will be fully recognized by first quarter of fiscal 2009.

3.     Supplemental Cash Flow Information

	April 4, 2006	March 29, 2005
	(in thousands of dollars)
Cash paid during the period for:
Interest	$3,570	$10,583
Prepayment penalty upon redemption of $160 Million Notes	$4,800	$—
Non-cash investing activities:
Non-cash purchase of equipment through capital leasing	$141	$—

4.     Inventories

        Inventories, which consist of food, beverage, paper supplies and bagel ingredients, are stated at the lower of cost or market, with cost being determined by the first-in, first-out method. Inventories consist of the following:

	April 4, 2006	January 3, 2006
	(in thousands of dollars)
Finished goods	$3,619	$4,558
Raw materials	1,347	514

Total inventories	$4,966	$5,072

5.     Goodwill, Trademarks and Other Intangibles

        Intangible assets include both goodwill and identifiable intangibles arising from the allocation of the purchase prices of assets acquired. Goodwill represents the excess of cost over fair value of net assets acquired in the acquisition of Manhattan. Other intangibles consist mainly of trademarks, trade secrets and patents.

        Goodwill and other intangible assets with indefinite lives are not subject to amortization but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS No. 142, Goodwill and Other Intangible Assets, requires a two-step approach for testing impairment of goodwill. For goodwill, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If impairment is indicated, the fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. For other indefinite lived intangibles, the fair value is compared to the carrying value. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying amount over its fair value. Intangible assets not subject to amortization consist primarily of the Einstein Bros. and Manhattan trademarks.

        Intangible assets with lives restricted by contractual, legal or other means are amortized over their useful lives and consist primarily of patents used in our manufacturing process. Amortization expense is calculated using the straight-line method over the estimated useful lives of approximately 5 years. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

        Trademarks and other intangibles consist of the following (in thousands of dollars):

	April 4, 2006	January 3, 2006
Amortizing intangibles:
Trade secrets	$5,385	$5,385
Trademarks	—	1,082
Patents-manufacturing process	33,741	33,741

	39,126	40,208
Less accumulated amortization:
Trade secrets	5,117	4,847
Trademarks	—	1,082
Patents-manufacturing process	32,054	30,368

	37,171	36,297
Total amortizing intangibles, net	$1,955	$3,911

Non-amortizing intangibles:
Trademarks	63,806	63,806

Total trademarks and other intangibles, net	$65,761	$67,717

        During the first quarter of 2006, there were no events or changes in circumstances that indicated that our intangible assets might be impaired or may not be recoverable.

        The remaining aggregate amortization expense of $1.96 million is to be fully amortized during the second quarter of fiscal year 2006.

6.     Senior Notes and Other Long-Term Debt

        Senior notes and other long-term debt consists of the following (in thousands of dollars):

	April 4, 2006	January 3, 2006
$80 Million First Lien Term Loan	$80,000	$—
$65 Million Second Lien Term Loan	65,000	—
$25 Million Subordinated Note	24,382	—
$160 Million Notes	—	160,000
New Jersey Economic Development Authority Note Payable	840	840

	$170,222	$160,840
Less current portion of debt	2,180	280

Long-term debt	$168,042	$160,560

Debt Redemption and Refinancing

        On February 28, 2006, we completed the refinancing of the AmSouth Revolver and $160 Million Notes. Our new debt obligations consist of the following:

  •
  $15 million revolving credit facility (Revolving Facility);

  •
  $80 million first lien term loan (First Lien Term Loan);

  •
  $65 million second lien term loan (Second Lien Term Loan); and

  •
  $25 million subordinated note (Subordinated Note).

        Proceeds from the new debt facility were used to repay the $160 Million Notes plus a 3% redemption premium of $4.8 million and accrued and unpaid interest to the redemption date.

Revolving Facility

        The Revolving Facility has a maturity date of March 31, 2011 and provides for interest based upon the prime rate or LIBOR plus a margin. The margin may increase or decrease up to 0.25% based upon our consolidated leverage ratio as defined in the agreement. The initial margin is at prime plus 2.00% or LIBOR plus 3.00%. This facility may be used in whole or in part for letters of credit. As of April 4, 2006, the stated interest rate under the Revolving Facility was at prime plus 2.00%, or 9.75%.

        In the event that we have not extended the maturity date of the Mandatorily Redeemable Series Z Preferred Stock (Series Z) to a date that is on or after July 26, 2012 or redeemed the Series Z by December 30, 2008, then the Revolving Facility will mature on December 30, 2008.

        We are required to pay an unused credit line fee of 0.5% per annum on the average daily unused amount. The unused line fee is payable quarterly in arrears. Additionally, we are required to pay a letter of credit fee based on the ending daily undrawn face amount for each letter of credit issued, of an applicable margin being based on our consolidated leverage ratio with a minimum and maximum applicable margin of 2.75% and 3.25%, respectively, plus a 0.5% arranger fee payable quarterly. Letters of credit reduce our availability under the Revolving Facility. At April 4, 2006, we had $6.8 letters of credit outstanding. The letters of credit expire on various dates during 2007, are automatically renewable for one additional year and are payable upon demand in the event that we fail to pay certain workers compensation claims. Our availability under the Revolving Facility was $8.2 million at April 4, 2006.

        The Revolving Facility contains usual and customary covenants including consolidated leverage ratios, fixed charge coverage ratios, limitations on capital expenditures, etc. The ratio covenants are based on a Consolidated EBITDA calculation (as defined in our loan agreement) and are measured on a twelve month period ending on the last day of each fiscal quarter. The loan is guaranteed by our material subsidiaries. The Revolving Facility and the related guarantees are secured by a first priority security interest in all of our assets and our material subsidiaries, including a pledge of 100% of our interest in all shares of capital stock (or other ownership or equity interests) of each material subsidiary. As of April 4, 2006, we were in compliance with all our financial and operating covenants.

        Approximately $0.4 million in debt issuance costs have been capitalized and are being amortized using the straight-line method over the term of the Revolving Facility.

First Lien Term Loan

        The First Lien Term Loan has a maturity date of March 31, 2011 and provides for a floating interest rate based upon the prime rate or LIBOR plus a margin. The margin may increase or decrease 0.25% based upon our consolidated leverage ratio as defined in the agreement. The initial margin is prime plus 2.00% or LIBOR plus 3.00% and is payable in arrears quarterly or at the LIBOR date, dependent upon the rate in effect. As of April 4, 2006, the stated interest rate under the First Lien

Term Loan was at LIBOR plus 3.00%, or 7.98% and the effective interest rate was 8.51%. The facility is fully amortizing with quarterly principal reductions over the term of the loan as follows:

For the 2006 fiscal year ending January 2, 2007	$1.425 million
For the 2007 fiscal year ending January 1, 2008	$3.325 million
For the 2008 fiscal year ending December 30, 2008	$5.950 million
For the 2009 fiscal year ending December 29, 2009	$11.250 million
For the 2010 fiscal year ending December 28, 2010	$32.150 million
For the 2011 fiscal quarter ending March 29, 2011	$25.900 million

        In addition to the repayment schedule discussed above, the First Lien Term Loan also requires additional principal reductions based upon a percentage of excess cash flow as defined in the loan agreement in any fiscal year. The First Lien Term Loan also provides us the opportunity to repay the Second Lien Term Loan or the Subordinated Note with the proceeds of a capital stock offering provided that certain consolidated leverage ratios are met.

        In the event that we have not extended the maturity date of the Series Z to a date that is on or after July 26, 2012 or redeemed the Series Z by December 30, 2008, then the First Lien Term Loan will mature on December 30, 2008.

        The First Lien Term Loan has usual and customary covenants including consolidated leverage ratios, fixed charge coverage ratios, limitations on capital expenditures, etc. The ratio covenants are based on a Consolidated EBITDA calculation (as defined in our loan agreement) and are measured on a twelve month period ending on the last day of each fiscal quarter. The loan is guaranteed by our material subsidiaries. The First Lien Term Loan and the related guarantees are secured by a first priority security interest in all of our assets and our material subsidiaries, including a pledge of 100% of our interest in all shares of capital stock (or other ownership or equity interests) of each material subsidiary. As of April 4, 2006, we were in compliance with all our financial and operating covenants.

        Approximately $2.1 million in debt issuance costs have been capitalized and are being amortized using the effective interest method over the term of the First Lien Term Loan.

Second Lien Term Loan

        The Second Lien Term Loan has a maturity date of February 28, 2012 and provides for a floating interest rate based upon the prime rate plus 5.75% or LIBOR plus 6.75%. Interest is payable in arrears on a quarterly basis. As of April 4, 2006, the stated interest rate under the Second Lien Term Loan was 11.73% and the effective interest rate was 12.21%. The Second Lien Term Loan has a prepayment penalty of 2.0% and 1.0% of the amount of any such optional prepayment that occurs prior to the first or second anniversary date, respectively. The Second Lien Term Loan requires principal reductions based upon a percentage of excess cash flow (as defined in the credit agreement) in any fiscal year and is also subject to certain mandatory prepayment provisions. In the event that we have not extended the maturity date of the Series Z to a date that is on or after July 26, 2012 or redeemed the Series Z by March 30, 2009, then the Second Lien Term Loan will mature on March 30, 2009.

        The Second Lien Term Loan has usual and customary covenants including consolidated leverage ratios, fixed charge coverage ratios, limitations on capital expenditures, etc. The ratio covenants are based on a Consolidated EBITDA calculation (as defined in our loan agreement) and are measured on a twelve month period ending on the last day of each fiscal quarter. The loan is guaranteed by our material subsidiaries. The Second Lien Term Loan and the related guarantees are secured by a second priority security interest in all our assets and our material subsidiaries, including a pledge of 100% of our interest in all shares of capital stock (or other ownership or equity interests) of each material subsidiary. As of April 4, 2006, we were in compliance with all our financial and operating covenants.

        Approximately $1.7 million in debt issuance costs have been capitalized and are being amortized using the effective interest method over the term of the Second Lien Term Loan.

Subordinated Note

        The Subordinated Note has a maturity date of February 28, 2013, carries a fixed interest rate of 13.75% per annum and requires a quarterly cash interest payment in arrears at 6.5% and quarterly paid-in kind interest that is added to the principal balance outstanding at 7.25%. As of April 4, 2006, the effective interest rate was 14.53%. The Subordinated Note is held by Greenlight Capital and its affiliates (collectively referred to as Greenlight). Based on an original issue discount of 2.5%, proceeds of approximately $24.4 million were loaned to the Company. The Subordinated Note is subject to certain mandatory prepayment provisions. In the event that we have not extended the maturity date of the Series Z to a date that is on or after July 26, 2013 or redeemed the Series Z by June 29, 2009, then the Subordinated Note will mature on June 29, 2009.

        The Subordinated Note has usual and customary covenants including consolidated leverage ratios, fixed charge coverage ratios, limitations on capital expenditures, etc. The loan is guaranteed by our material subsidiaries. The Subordinated Note is unsecured. As of April 4, 2006, we were in compliance with all our financial and operating covenants.

        Approximately $0.7 million in debt issuance costs have been capitalized and are being amortized using the effective interest method over the term of the Subordinated Note. The debt discount of $625,000 is accretive to the Subordinated Note and is amortized to interest expense using the effective interest method over the term of the Subordinated Note.

$160 Million Notes

        On July 8, 2003, we issued $160 million of 13% senior secured notes maturing on July 1, 2008 ("$160 Million Notes"). On February 28, 2006, the $160 Million Notes were replaced with $170 million in new term loans as discussed above.

        The $160 Million Notes were guaranteed, fully and unconditionally, jointly and severally, by us and all present and future subsidiaries of ours and were collateralized by substantially all of our assets in which we had an interest. Pursuant to an Intercreditor Agreement, the $160 Million Notes were subordinate to the AmSouth Revolver as described below.

        The $160 Million Notes contained certain covenants, which, among others, included certain financial covenants such as limitations on capital expenditures and minimum EBITDA as defined in the agreement. The covenants also precluded the declaration and payment of dividends or other distributions to holders of our common stock. These covenants were measured on a rolling twelve-month period and fiscal quarter basis, respectively. This debt contained usual and customary default provisions.

        Interest payments under the $160 Million Notes were payable in arrears at the rate of 13% per year on July 1 and January 1, commencing January 1, 2004. The notes were redeemable, at our option,

in whole or in part at any time after July 1, 2004 at the following redemption prices (as expressed in percentages of the principal amount):

Commencing on July 1,	Percentage
2004	104.0%
2005	103.0%
2006	102.0%
2007	101.0%
2008 and thereafter	100.0%

        Debt issuance costs were capitalized and amortized using the effective interest method over the term of the $160 Million Notes. During the first quarter ended April 4, 2006, debt issuance costs were written off in the amount of $3.8 million.

AmSouth Revolver

        On July 8, 2003, we entered into a three-year, $15 million senior secured revolving credit facility with AmSouth Bank ("AmSouth Revolver"). On February 28, 2006, the AmSouth Revolver was replaced with a new $15 million revolving credit facility as discussed above.

        The AmSouth Revolver was collateralized by substantially all of our assets in which we had an interest and was senior to the $160 Million Notes pursuant to an Intercreditor Agreement.

        The AmSouth Revolver contained certain covenants, which, among others, included certain financial covenants such as limitations on capital expenditures, operating lease obligations, minimum EBITDA as defined in the agreement, operating cash flow coverage ratio and minimum net worth. The covenants also precluded the declaration and payment of dividends or other distributions to holders of our common stock. These covenants were measured on a rolling twelve-month period at each fiscal quarter or annually at year-end. Additional covenant restrictions existed if the total borrowings, including outstanding letters of credit exceeded $10.0 million. This debt also contained usual and customary default provisions.

        Interest payments under the AmSouth Revolver were payable in arrears on the first of each month. The net borrowings under the AmSouth Revolver bore an interest rate equal to the base rate plus an applicable margin with the base rate being the AmSouth Bank "prime rate" and the applicable margin being based on our fixed charge coverage ratio with a minimum and maximum applicable margin of 0.5% and 2.5% respectively.

        We were required to pay an unused credit line fee of 0.50% per annum on the average daily unused amount. The unused line fee was payable monthly in arrears. Additionally, we were required to pay a letter of credit fee based on the average daily undrawn face amount for each letter of credit issued, of an applicable margin being based on our fixed charge coverage ratio with a minimum and maximum applicable margin of 2.0% and 4.5% respectively. Letters of credit reduced our availability under the AmSouth Revolver.

        Debt issuance costs were capitalized and amortized using the effective interest method over the term of the AmSouth Revolver. During the first quarter ended April 4, 2006, debt issuance costs were written off to interest expense in the amount of $0.2 million.

New Jersey Economic Development Authority Note Payable

        In December 1998, Manhattan Bagel Company, Inc. entered into a note payable in the principal amount of $2,800,000 with the New Jersey Economic Development Authority ("NJEDA") at an interest rate of 9% per annum. Principal is paid annually and interest is paid quarterly. The note matures on December 1, 2008 and is secured by the assets of Manhattan Bagel Company, Inc.

        On July 3, 2003, we placed an advanced funding of the note in escrow to enact a debt defeasance as allowed for in the agreement. This advanced funding is shown as restricted cash and the note is included in both current portion and long-term portion of debt in the April 4, 2006 and January 3, 2006 consolidated balance sheets in accordance with the payment terms. This classification will continue until the note is fully paid from the escrow amount proceeds.

7.     Net Loss Per Common Share

        In accordance with SFAS No. 128, Earnings per Share, we compute basic net loss per common share by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period.

        Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of common stock and potential common stock equivalents outstanding during the period, if dilutive. Potential common stock equivalents include incremental shares of common stock issuable upon the exercise of stock options and warrants. The effects of potential common stock equivalents have not been included in the computation of diluted net loss per share as their effect is anti-dilutive.

        The following table summarizes the weighted average number of common shares outstanding, as well as sets forth the computation of basic and diluted net loss per common share for the periods indicated (in thousands of dollars, except per share data):

	Quarter ended:
	April 4, 2006	March 29, 2005
Weighted average shares outstanding	10,065,072	9,848,713
Net loss	$(12,092)	$(4,198)
Basic and diluted net loss per share	$(1.20)	$(0.43)

        Stock options and warrants to purchase an aggregate of 1,750,941, and 1,726,154 shares of common stock were outstanding as of April 4, 2006 and March 29, 2005 respectively. These stock options and warrants were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive.

8.     Income Taxes

        We record deferred tax assets and liabilities based on the difference between the financial statement and income tax basis of assets and liabilities using the enacted statutory tax rate in effect for the year differences are expected to be taxable or refunded. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. Future tax benefits are subject to a valuation allowance when we are unable to conclude that our deferred income tax assets will more likely than not be realized from the results of operations. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on our history of losses and the uncertainty of future taxable income, we believe it more likely than not that we will not realize benefits of these deductible differences as of April 4, 2006. Accordingly, deferred tax assets resulting from these net operating losses have been fully reserved.

        To date we have incurred substantial net losses that have created significant net operating loss carryforwards (NOL's) for tax purposes. Our NOL's are one of our deferred income tax assets. Over the past two years, we have reduced our net losses substantially from prior years. In the near term, we believe our income from operations will benefit from the reduction in our depreciation and amortization expense, as well as a savings from the reduction in the interest rate on our debt facility for the following reasons:

  •
  Depreciation and amortization expense is predominately related to the assets of Einstein and Noah Corporation that we acquired in bankruptcy proceedings in June 2001. The majority of these assets and all of our amortizing intangibles will become fully depreciated or amortized in July 2006. Accordingly, on a prospective basis, our depreciation and amortization expense will decrease substantially. Based on our current run rates for capital expenditures, our existing base of assets, and our projections for new purchases of fixed assets, we believe our annual rate of depreciation expense will approximate $12 million to $15 million in the near term.

  •
  As further discussed in Note 6, on February 28, 2006 we completed a debt refinancing that redeemed our $160 Million Notes and retired our $15 million AmSouth Revolver. We replaced it with $170 million in new term loans and a $15 million revolving credit facility effectively reducing our effective interest rate from 13.9% to a weighted-average effective interest rate of 10.2% as of April 4, 2006. Assuming no significant change in the volume or composition of debt at April 4, 2006, we believe the refinancing will reduce our annual cost of borrowing by $3.0 million or more per year based on current LIBOR rates.

        In accordance with SFAS 109, Accounting for Income Taxes, we will assess the continuing need for a valuation allowance that results from uncertainty regarding our ability to realize the benefits of our deferred tax assets. The ultimate realization of deferred income tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. As we move closer toward achieving net income, we will review various qualitative and quantitative data, including events within the restaurant industry, the cyclical nature of our business, our future forecasts and historical trending. Upon conclusion that our prospects for the realization of our deferred tax assets are more likely than not, we would then reduce our valuation allowance as appropriate and credit income tax expense after considering the following factors:

  •
  The level of historical taxable income and projections for future taxable income over periods in which the deferred tax assets would be deductible, and

  •
  Achievement of approximately two years of net income before tax, with a carryback and carryforward review of our performance over the same period of time in which profits have been sustained.

        The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward periods are reduced. As of April 4, 2006, net operating loss carryforwards of $164.4 million were available to be utilized against future taxable income for years through fiscal 2026, subject to annual limitations.

9.     Impairment Charges

        In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets, impairment losses are recorded on long-lived assets on a restaurant-by-restaurant basis whenever impairment indicators are determined to be present. We consider a history of cash flow losses to be the primary indicator of potential impairment for individual restaurant locations. We determine whether a restaurant location is impaired based on expected undiscounted future cash flows, considering location, local competition, current restaurant management performance, existing pricing structure and alternatives available for the site. If impairment exists, the amount of impairment is measured as the excess of the carrying amount of the asset over its fair value as determined utilizing the estimated discounted future cash flows or the expected proceeds, net of costs to sell, upon sale of the asset. During the first quarter ended April 4, 2006, we recorded $76,000 in impairment charges related to company-owned stores.

10.   Litigation and Contingencies

        We are subject to claims and legal actions in the ordinary course of our business, including claims by or against our franchisees, licensees and employees or former employees and/or contract disputes. We do not believe that an adverse outcome in any currently pending or threatened matter would have a material adverse effect on our business, results of operations or financial condition.

        On September 14, 2004, Atlantic Mutual Insurance Company brought an action in the Superior Court of New Jersey Law Division: Morris County, against the Company, certain of its former officers and directors and insurers seeking declaratory judgment on insurance coverage issues in previously resolved litigation against Jerold Novack and Ramin Kamfar, former officers. Mr. Kamfar cross-claimed against us, claiming a right to be indemnified for expenses. The Company, Mr. Kamfar, Atlantic Mutual Insurance Company and Lexington Insurance Company settled the lawsuit in February 2006. The resolution of this lawsuit did not have a material effect on our consolidated financial condition or results of operations. Because the Company asserts that the advancement and indemnity claims are an insured loss under the Company's policy with National Union, the Company has filed an arbitration proceeding against National Union, the Company's officers and directors liability insurer for the applicable time period.

Guarantees

        Prior to 2001, we would occasionally guarantee leases for the benefit of certain of our franchisees. None of the guarantees have been modified since their inception and we have since discontinued this practice. Current franchisees are the primary lessees under the vast majority of these leases. Under the lease guarantees, we may be required by the lessor to make all of the remaining monthly rental payments or property tax and common area maintenance payments if the franchisee does not make the required payments in a timely manner. However, we believe that most, if not all, of the franchised locations could be subleased to third parties minimizing our potential exposure. Additionally, we have indemnification agreements with our franchisees under which the franchisees would be obligated to reimburse us for any amounts paid under such guarantees. Historically, we have not been required to make such payments in significant amounts. We record a liability for our exposure under the guarantees in accordance with SFAS No. 5, "Accounting for Contingencies," following a probability related approach. In the event that trends change in the future, our financial results could be impacted. As of April 4, 2006, we had outstanding guarantees of indebtedness under certain leases of approximately $0.5 million. Approximately $78,000 is reflected in our accrued expenses in our consolidated balance sheet at April 4, 2006 for probable losses related to these guarantees.

Insurance

        We are insured for losses related to health, general liability and workers' compensation under large deductible policies. The insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The estimated liability is established based on actuarial estimates, is discounted at 10% based upon a discrete analysis of actual claims and historical data and is reviewed on a quarterly basis to ensure that the liability is appropriate. If actual trends, including the severity or frequency of claims, differ from our estimates our financial results could be favorably or unfavorably impacted. The estimated liability is included in accrued expenses in our consolidated balance sheets.

11.   Recent Accounting Pronouncements

        On October 6, 2005, the FASB released FASB Staff Position ("FSP") 13-1, Accounting for Rental Costs Incurred during a Construction Period. FSP 13-1 is effective for the first reporting period beginning after December 15, 2005 and requires that rental costs associated with ground or building operating leases incurred during a construction period be recognized as rental expense allocated on a straight-line basis over the lease term. This accounting is consistent with our current practice.

        We have considered all other recently issued accounting pronouncements and do not believe that the adoption of such pronouncements will have a material impact on our financial statements.

12.   Related Party Transactions

        E. Nelson Heumann is the chairman of our board of directors and is a current employee of Greenlight Capital, Inc. Greenlight and its affiliates beneficially own approximately 95 percent of our common stock on a fully diluted basis. As a result, Greenlight has sufficient voting power without the vote of any other stockholders to determine what matters will be submitted for approval by our stockholders, to approve actions by written consent without the approval of any other stockholders, to elect all of our board of directors, and among other things, to determine whether a change in control of our company occurs.

        Greenlight owned $35.0 million of our $160 Million Notes when we called the Notes for redemption in January 2006. The Notes were redeemed from the proceeds of our refinancing in February 2006 as further described in Note 6.

        In February 2006, we entered into the Subordinated Note with Greenlight as further described in Note 6. The Subordinated Note has a maturity date of February 28, 2013, carries a fixed interest rate of 13.75% per annum and requires a quarterly cash interest payment in arrears at 6.5% and quarterly paid-in kind interest that is added to the principal balance outstanding at 7.25%.

        Leonard Tannenbaum, a director, is a limited partner and 10% owner in BET. BET purchased $7.5 million of our $160 Million Notes and Mr. Tannenbaum purchased an additional $0.5 million of our $160 Million Notes in the market. In January 2006, Mr. Tannenbaum and BET's Notes were called for redemption and were redeemed from the proceeds of our refinancing in February 2006 as further described in Note 6.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
New World Restaurant Group, Inc.

        We have audited the accompanying consolidated balance sheets of New World Restaurant Group, Inc. and Subsidiaries as of January 3, 2006 and December 28, 2004, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for each of the three years in the period ended January 3, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of New World Restaurant Group, Inc. and Subsidiaries as of January 3, 2006 and December 28, 2004, and the results of their operations, and their cash flows for each of the three years in the period ended January 3, 2006, in conformity with accounting principles generally accepted in the United States of America.

        Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Denver, Colorado
February 28, 2006

NEW WORLD RESTAURANT GROUP, INC.

CONSOLIDATED BALANCE SHEETS

AS OF JANUARY 3, 2006 AND DECEMBER 28, 2004

(in thousands, except share information)

	January 3, 2006	December 28, 2004
ASSETS
Current assets:
Cash and cash equivalents	$1,556	$9,752
Restricted cash	2,554	1,269
Franchise and other receivables, net of allowance of $480 and $2,475	5,506	7,123
Inventories	5,072	4,941
Prepaid expenses and other current assets	4,506	1,643

Total current assets	19,194	24,728
Restricted cash long-term	595	2,526
Property, plant and equipment, net	33,359	41,855
Trademarks and other intangibles, net	67,717	77,219
Goodwill	4,875	4,875
Debt issuance costs and other assets	5,184	7,253

Total assets	$130,924	$158,456

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$5,848	$8,243
Accrued expenses	24,789	34,836
Short term debt and current portion of long-term debt	280	295
Current portion of obligations under capital leases	19	16

Total current liabilities	30,936	43,390
Senior notes and other long-term debt	160,560	160,840
Obligations under capital leases	29	31
Other liabilities	8,610	9,678
Mandatorily redeemable, Series Z Preferred Stock, $.001 par value, $1,000 per share liquidation value; 2,000,000 shares authorized; 57,000 shares issued and outstanding	57,000	57,000

Total liabilities	257,135	270,939

Commitments and contingencies
Stockholders' deficit:
Common stock, $.001 par value; 15,000,000 shares authorized; 10,065,072 and 9,848,713 shares issued and outstanding	10	10
Additional paid-in capital	176,018	175,797
Unamortized stock compensation	(68)	(137)
Accumulated deficit	(302,171)	(288,153)

Total stockholders' deficit	(126,211)	(112,483)

Total liabilities and stockholders' deficit	$130,924	$158,456

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED JANUARY 3, 2006, DECEMBER 28, 2004 AND DECEMBER 30, 2003

(in thousands, except earnings per share and related share information)

	January 3, 2006	December 28, 2004	December 30, 2003
Revenues:
Retail sales	$363,044	$347,786	$356,225
Manufacturing revenues	20,118	20,122	21,457
Franchise and license related revenues	5,931	5,952	5,624

Total revenues	389,093	373,860	383,306
Cost of sales:
Retail costs	296,610	288,736	297,934
Manufacturing costs	18,781	17,925	19,756

Total cost of sales	315,391	306,661	317,690

Gross profit	73,702	67,199	65,616
Operating expenses:
General and administrative expenses	36,096	32,755	41,794
Depreciation and amortization	26,316	27,848	34,013
Loss (gain) on sale, disposal or abandonment of assets, net	314	1,557	(558)
Charges (adjustments) of integration and reorganization cost	5	(869)	2,132
Impairment charges and other related costs	1,603	450	5,292

Income (loss) from operations	9,368	5,458	(17,057)
Other expense (income):
Interest expense, net	23,698	23,196	34,184
Cumulative change in the fair value of derivatives	—	—	(993)
Gain on investment in debt securities	—	—	(374)
Loss on exchange of Series F Preferred Stock	—	—	23,007
Other	(312)	(284)	(172)

Loss before income taxes	(14,018)	(17,454)	(72,709)
Provision (benefit) for state income taxes	—	(49)	812

Net loss	(14,018)	(17,405)	(73,521)
Dividends and accretion on Preferred Stock	—	—	(14,423)

Net loss available to common stockholders	$(14,018)	$(17,405)	$(87,944)

Net loss per common share—Basic and Diluted	$(1.42)	$(1.77)	$(22.71)

Weighted average number of common shares outstanding:
Basic and Diluted	9,878,665	9,842,414	3,873,284

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEARS ENDED JANUARY 3, 2006, DECEMBER 28, 2004 AND DECEMBER 30, 2003

(in thousands, except share information)

	Common Stock
			Additional Paid In Capital	Unamortized Stock Compensation	Accumulated Deficit Amount
	Shares	Amount				Total
Balance, December 31, 2002	847,413	$1	$86,657	$—	$(182,804)	$(96,146)
Net loss	—	—	—	—	(73,521)	(73,521)
Conversion of Series F to common stock	9,380,843	9	84,704	—	—	84,713
Conversion of common stock and warrants to Series Z	(386,428)	—	(762)	—	—	(762)
Issuance of warrants in financing transactions	—	—	4,986	—	—	4,986
Dividends and accretion on preferred stock	—	—	—	—	(14,423)	(14,423)

Balance, December 30, 2003	9,841,828	$10	$175,585	$—	$(270,748)	$(95,153)

Net loss	—	—	—	—	(17,405)	(17,405)
Common stock issued upon exercise of warrants	6,885	—	7	—	—	7
Stock compensation expense of options granted	—	—	205	(205)	—	—
Amortization of stock compensation expense	—	—	—	68	—	68

Balance, December 28, 2004	9,848,713	$10	$175,797	$(137)	$(288,153)	$(112,483)

Net loss	—	—	—	—	(14,018)	(14,018)
Common stock issued upon exercise of warrants	216,359	—	221	—	—	221
Amortization of stock compensation expense	—	—	—	69	—	69

Balance, January 3, 2006	10,065,072	$10	$176,018	$(68)	$(302,171)	$(126,211)

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JANUARY 3, 2006, DECEMBER 28, 2004 AND DECEMBER 30, 2003

(in thousands)

	January 3, 2006	December 28, 2004	December 30, 2003
OPERATING ACTIVITIES:
Net loss	$(14,018)	$(17,405)	$(73,521)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	26,316	27,848	34,013
Stock based compensation expense	69	68	—
Loss, net of gains, on disposal of assets	314	1,557	(558)
Impairment charges and other related costs	1,603	450	5,292
Charges (adjustments) of integration and reorganization costs	5	(869)	2,132
Provision for (recovery of) losses on accounts receivable, net	(158)	177	1,815
Amortization of debt issuance and debt discount costs	1,848	1,849	3,138
Gain on investment in debt securities	—	—	(374)
Cumulative change in fair value in derivatives	—	—	(993)
Notes issued as paid in kind for interest on Bridge Loan	—	—	395
Issuance of standstill and step-up warrants	—	—	3,132
Greenlight interest	—	—	1,025
Loss on exchange of Series F Preferred Stock	—	—	23,007
Reduction in Bridge Loan	—	—	(500)
Changes in operating assets and liabilities:
Franchise and other receivables	1,775	(1,593)	(1,688)
Accounts payable and accrued expenses	(12,565)	(2,112)	8,516
Other assets and liabilities	(3,114)	1,140	(2,816)

Net cash provided by operating activities	2,075	11,110	2,015
INVESTING ACTIVITIES:
Purchase of property and equipment	(10,264)	(9,393)	(6,921)
Proceeds from the sale of equipment	180	543	558
Proceeds from investment in debt securities	—	—	374

Net cash used in investing activities	(10,084)	(8,850)	(5,989)
FINANCING ACTIVITIES:
Proceeds from line of credit	5,455	18,120	6,020
Repayments of line of credit	(5,470)	(19,105)	(11,020)
Repayment of other borrowings	(312)	(1,105)	(1,131)
Proceeds from issuance of $160 Million Indenture	—	—	160,000
Repayment of $140 Million Facility	—	—	(140,000)
Advance funding of NJEDA (restricted cash)	—	—	(1,684)
Debt issuance costs	(81)	—	(8,571)
Proceeds upon warrant exercise	221	7	—

Net cash provided by (used in) financing activities	(187)	(2,083)	3,614
Net increase (decrease) in cash	(8,196)	177	(360)
Cash and cash equivalents, beginning of period	9,752	9,575	9,935

Cash and cash equivalents, end of period	$1,556	$9,752	$9,575

The accompanying notes are an integral part of these consolidated financial statements.

NEW WORLD RESTAURANT GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.     DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

        The consolidated financial statements of New World Restaurant Group, Inc. and its wholly-owned subsidiaries (collectively, the Company) have been prepared in conformity with accounting principles generally accepted in the United States of America. All inter-company accounts and transactions have been eliminated in consolidation. The Company owns, franchises or licenses various restaurant concepts under the brand names of Einstein Bros. Bagels and Einstein Bros. Café (collectively known as Einstein Bros.), Noah's New York Bagels (Noah's), Manhattan Bagel Company (Manhattan), Chesapeake Bagel Bakery (Chesapeake) and New World Coffee (New World).

        We have a 52/53-week fiscal year ending on the Tuesday closest to December 31. Fiscal year 2004 and 2003, which ended on December 28, 2004 and December 30, 2003, respectively, contained 52 weeks, while fiscal year 2005, which ended on January 3, 2006, contained 53 weeks.

        Certain reclassifications have been made to conform previously reported data to the current presentation. These reclassifications have no effect on net income or financial position as previously reported.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

        The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues, costs and expenses during the reporting period. Actual results could differ from the estimates.

Revenue Recognition

        We record revenue from the sale of food and beverage as products are sold. Our manufacturing revenues are recorded at the time of shipment to customers. Initial fees received from a franchisee or licensee to establish a new location are recognized as income when we have performed our obligations required to assist the franchisee or licensee in opening a new location, which is generally at the time the franchisee or licensee commences operations. Continuing royalties, which are a percentage of the net sales of franchised and licensed locations, are accrued as income each month. Proceeds from the sale of gift cards are recorded as deferred revenue and recognized as income when redeemed by the holder.

        During fiscal year 2005, we began selling bagels through our manufacturing operations outside of the United States to a wholesaler and a distributor who take possession in the United States. As the product is shipped FOB domestic dock, there are no international risk of loss or foreign exchange currency issues. Approximately $2.2 million of international sales are included in manufacturing revenues.

Cash and Cash Equivalents

        Cash and cash equivalents consist of cash on hand and highly liquid instruments with original maturities of three months or less when purchased. Amounts in-transit from credit card processors are also considered cash equivalents because they are both short-term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.

Property and Equipment

        Property and equipment is recorded at cost. Furniture and equipment are depreciated using the straight-line method over the estimated useful life of the asset, which ranges from 3 to 8 years. Leasehold improvements are amortized using the straight-line method. The depreciable lives for our leasehold improvements, which are subject to a lease, are limited to the lesser of the useful life or the noncancelable lease term. In circumstances where we would incur an economic penalty by not exercising one or more option periods, we include one or more option periods when determining the depreciation period. In either circumstance, our policy requires consistency when calculating the depreciation period, in classifying the lease, and in computing straight-line rent expense.

        In accordance with Statement of Financial Accounting Standard (SFAS) No. 144, Accounting for the Impairment or Disposal of Long Lived Assets (SFAS No. 144), impairment losses are recorded on long-lived assets on a restaurant-by-restaurant basis whenever impairment indicators are determined to be present. We consider a history of cash flow losses to be the primary indicator of potential impairment for individual restaurant locations. We determine whether a restaurant location is impaired based on expected undiscounted future cash flows, considering location, local competition, current restaurant management performance, existing pricing structure and alternatives available for the site. If impairment exists, the amount of impairment is measured as the excess of the carrying amount of the asset over its fair value as determined utilizing the estimated discounted future cash flows or the expected proceeds, net of costs to sell, upon sale of the asset.

        During fiscal 2005, we recorded approximately $0.2 million in impairment charges related to company-owned stores and approximately $0.1 million in exit costs from the decision to close one restaurant. During fiscal 2004, we recorded $0.5 million in impairment charges for long-lived asset impairments and exit costs from the decision to close two restaurants and to write down the assets of under-performing restaurants.

Goodwill, Trademarks and Other Intangibles

        Intangible assets include both goodwill and identifiable intangibles arising from the allocation of the purchase prices of assets acquired. Goodwill represents the excess of cost over fair value of net assets acquired in the acquisition of Manhattan. Other intangibles consist mainly of trademarks, trade secrets and patents.

        Goodwill and other intangible assets with indefinite lives are not subject to amortization but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), requires a two-step approach for testing impairment of goodwill. For goodwill, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If impairment is indicated, the fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. For other indefinite lived intangibles, the fair value is compared to the carrying value. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying amount over its fair value. Intangible assets not subject to amortization consist primarily of the Einstein Bros. and Manhattan trademarks.

        Intangible assets with lives restricted by contractual, legal or other means are amortized over their useful lives and consist primarily of patents used in our manufacturing process. Amortization expense is calculated using the straight-line method over the estimated useful lives of approximately 5 years.

Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with SFAS No. 144.

        During the second quarter of fiscal 2004, we began an evaluation of whether each of our brands should be a part of our overall strategic business plan. As a result of this evaluation, we determined that the Chesapeake brand did not fit within our long-term business model. Accordingly, we performed an interim impairment analysis and determined that no impairment existed. We also performed a longevity analysis and determined that the brand had an estimated useful life of four years. The trademarks were previously treated as a non-amortizing intangible and were reclassified to an amortizing intangible at June 29, 2004. During the second quarter of fiscal 2005, we re-visited the long term strategic fit of Chesapeake utilizing the recommendations of a third party consultant previously engaged to present viable alternatives for the brand. Based upon the consultant's recommendations, we began forming an exit strategy that we believed could be completed within one year. Because there had been a change in circumstances, it was necessary to review the asset for impairment. The analysis indicated that the carrying amount of the Chesapeake trademarks was greater than its fair value and accordingly we recorded an impairment charge of $1.2 million during the quarter ended June 28, 2005. As we continued to work with our remaining franchisees on an exit strategy, we also continued to review the carrying amount of the Chesapeake trademarks in relation to their fair value. We recorded an additional $0.1 million in impairment charges related to the Chesapeake trademarks. As of January 3, 2006, there is no remaining value reflected in our consolidated financial statements related to the Chesapeake trademarks and we anticipate completion of our exit strategy during fiscal year 2006. Our ability to execute an exit strategy is dependent upon the agreement and cooperation of our franchisees and we cannot provide any assurance that we will be successful in fully completing an exit strategy.

        For the fiscal years ended 2005, 2004 and 2003, we engaged an independent valuation expert to assist us in performing an impairment analysis of the goodwill and indefinite lived intangible assets related to our Einstein Bros. and Manhattan brands. At January 3, 2006 and December 28, 2004, there was no indication of impairment in our goodwill and indefinite lived intangible assets. At December 30, 2003, there was an indication that the carrying amounts of certain indefinite lived assets exceeded their fair values and accordingly we recorded an impairment charge of $4.9 million related to our Manhattan and Chesapeake trademarks. The impairments for both Manhattan and Chesapeake were related to declining cash flows for those brands and our expectation that the trend of lower sales will continue in future years. In addition to the trademark impairment, we also wrote-off the value of previously reacquired Manhattan franchise territory rights of $0.4 million.

Insurance Reserves

        We are insured for losses related to health, general liability and workers' compensation under large deductible policies. The insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The estimated liability is established based on actuarial estimates, is discounted at 10% based upon a discrete analysis of actual claims and historical data and is reviewed on a quarterly basis to ensure that the liability is appropriate. The estimated liability is included in accrued expenses in our consolidated balance sheets.

Guarantees

        Prior to 2001, we would occasionally guarantee leases for the benefit of certain of our franchisees. None of the guarantees have been modified since their inception and we have since discontinued this practice. Current franchisees are the primary lessees under the vast majority of these leases. Under the lease guarantees, we may be required by the lessor to make all of the remaining monthly rental payments or property tax and common area maintenance payments if the franchisee does not make the required payments in a timely manner. However, we believe that most, if not all, of the franchised locations could be subleased to third parties reducing our potential exposure. Additionally, we have indemnification agreements with our franchisees under which the franchisees would be obligated to reimburse us for any amounts paid under such guarantees. Historically, we have not been required to make such payments in significant amounts. We record a liability for our exposure under the guarantees in accordance with SFAS No. 5, "Accounting for Contingencies," following a probability related approach. In the event that trends change in the future, our financial results could be impacted. As of January 3, 2006, we had outstanding guarantees of indebtedness under certain leases of approximately $600,000. Approximately $90,000 is reflected in accrued expenses in our consolidated balance sheet at January 3, 2006.

Fair Value of Financial Instruments

        As of January 3, 2006 and December 28, 2004, our financial instruments consist of cash equivalents, accounts receivable, accounts payable and debt. The fair value of accounts receivable and accounts payable approximate their carrying value, due to their short-term maturities. The fair value of debt and notes payable is estimated to approximate their carrying value by comparing the terms of existing instruments to the terms offered by lenders for similar borrowings with similar credit ratings. As of January 3, 2006, the fair value of the $160 Million Notes approximated $176.5 million as the notes were traded at a premium. The fair value of the $160 Million Notes approximated its carrying value at December 28, 2004 as the notes were traded at par in the market.

        The Mandatorily Redeemable Series Z Preferred Stock (Series Z) is recorded in the accompanying consolidated balance sheets at its full face value of $57.0 million, which represents the total required future cash payment. The current fair value of the Series Z, which was determined by using the remaining term of the Series Z and the effective dividend rate from the Certificate of Designation, is estimated to be $33.2 million and $28.5 million at January 3, 2006 and December 28, 2004, respectively.

Concentrations of Risk

        We purchase a majority of our frozen bagel dough from Harlan Bakeries, Inc. (who utilizes our proprietary processes) and on which we are dependent upon in the short-term. Additionally, we purchase all of our cream cheese from a single source. Though to date we have not experienced significant difficulties with our suppliers, our reliance on a limited number of suppliers subjects us to a number of risks, including possible delays or interruption in supplies, diminished control over quality and a potential lack of adequate raw material capacity. Any disruption in the supply or degradation in the quality of the materials provided by our suppliers could have a material adverse effect on our business, operating results and financial condition. In addition, any such disruptions in supply or degradations in quality could have a long-term detrimental impact on our efforts to develop a strong brand identity and a loyal consumer base.

Advertising Costs

        We expense advertising costs as incurred. Advertising costs were $6.6 million, $4.5 million and $12.9 million for the fiscal years ended 2005, 2004 and 2003, respectively, and are included in retail costs of sales in the consolidated statements of operations.

Income Taxes

        We record deferred tax assets and liabilities based on the difference between the financial statement and income tax basis of assets and liabilities using the enacted statutory tax rate in effect for the year differences are expected to be taxable or refunded. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. The recorded deferred tax assets are reviewed for impairment on a quarterly basis by reviewing our internal estimates for future net income. If we determine it to be more likely than not that the recovery of the asset is in question in the immediate, foreseeable future, we record a valuation allowance. On January 3, 2006 and December 28, 2004, we recorded a full valuation allowance against our net deferred tax asset. We will continue to record valuation allowances against additional deferred tax assets until such time that recoverability of such assets is demonstrated.

        The provision (benefit) for income taxes reflected in our consolidated statements of operations represents minimum state taxes payable.

Net Loss per Common Share

        In accordance with SFAS No. 128, "Earnings per Share," we compute basic net loss per common share by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period (which includes warrants exercisable for a nominal price of $0.01 per share on a pre-split basis prior to our equity recapitalization further described in Note 13).

        Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of common stock and potential common stock equivalents outstanding during the period, if dilutive. Potential common stock equivalents include incremental shares of common stock issuable upon the exercise of stock options and warrants. The effects of potential common stock equivalents have not been included in the computation of diluted net loss per share as their effect is anti-dilutive.

        The following table summarizes the weighted average number of common shares outstanding, as well as sets forth the computation of basic and diluted net loss per common share for the periods indicated (in thousands of dollars, except share and per share data):

	For the years ended:
	January 3, 2006	December 28, 2004	December 30, 2003
Weighted average shares outstanding	9,878,665	9,842,414	3,873,284

Net loss available to common stockholders	$(14,018)	$(17,405)	$(87,944)

Basic and diluted net loss per share	$(1.42)	$(1.77)	$(22.71)

Shares contingently issuable included in the weighted average number of shares of common stock	—	—	604,298

        Stock options and warrants to purchase an aggregate of 1,737,113, 1,764,372 and 1,832,679 shares of common stock were outstanding as of January 3, 2006, December 28, 2004 and December 30, 2003, respectively. These stock options and warrants were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive.

Stock-Based Compensation

        We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related interpretations, in accounting for our fixed award stock options to our associates. As such, compensation expense is recorded only if the current market price of the underlying common stock exceeded the exercise price of the option on the date of grant. We apply the fair value-basis of accounting as prescribed by SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) in accounting for our fixed award stock options to our consultants. Under SFAS No. 123, compensation expense is recognized based on the fair value of stock options granted.

        Had compensation cost for stock options granted to associates been determined on the basis of fair value using the following assumptions, net loss and loss per share would have been increased to the following pro forma amounts (in thousands of dollars, except per share amounts):

	For the year ended:
	January 3, 2006	December 28, 2004	December 30, 2003
Net loss, as reported	$(14,018)	$(17,405)	$(87,944)
Deduct: fair value based compensation expense	(1,164)	(544)	(10)

Pro forma net loss	(15,182)	(17,949)	(87,954)

Basic and diluted loss per common share:
As reported	$(1.42)	$(1.77)	$(22.71)

Pro forma	$(1.54)	$(1.82)	$(22.71)

Assumptions:
Expected life of options from date of grant	4 years	4 years	4 years
Risk-free interest rate	3.55-4.44%	2.7-3.4%	3.0%
Volatility	100.0%	100.0%	100.0%
Assumed dividend yield	0.0%	0.0%	0.0%
Weighted average fair value of options granted	$1.85	$2.21	$2.84

Recent Accounting Pronouncements

        In December 2004, the FASB issued SFAS No. 123 (revised 2004) entitled "Share-Based Payment" that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for a) equity instruments of the enterprise or b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The Statement eliminates the ability to account for share-based compensation transactions using APB No. 25 and generally would require instead that such transactions be accounted for using a fair-value-based method. This Statement is to be implemented at the beginning of the next fiscal year that begins after June 15, 2005. Based on options granted and various assumptions used to calculate stock based compensation expense as of January 3, 2006, we believe that the adoption will result in an increase in expense of approximately $0.6 million and $0.1 million during fiscal 2006 and 2007, respectively. If actual events differ from our assumptions used to calculate the expense or if we grant additional options, our financial results could be impacted.

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles were required recognition via a cumulative effect adjustment within net income of the period of the change. SFAS No. 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements.

        We have considered all other recently issued accounting pronouncements and do not believe that the adoption of such pronouncements will have a material impact on our consolidated financial statements.

3.     RESTRICTED CASH

        Restricted cash consisted of the following:

	January 3, 2006	December 28, 2004
	(in thousands of dollars:)
Advertising Funds(a)	$533	$851
New Jersey Economic Development Authority(b)	950	1,307
Worker's Compensation Insurance Collateral(c)	—	1,600
Distributor Collateral(d)	1,500	—
Other(e)	166	37

	3,149	3,795
Less current portion of long-term restricted cash	2,554	1,269

Long-term restricted cash	$595	$2,526

(a)
We act as custodian for certain funds paid by our franchisees that are earmarked as advertising fund contributions.

(b)
On July 3, 2003, we placed in escrow an advanced refunding of the New Jersey Economic Development Authority (NJEDA) note dated December 1, 1998 to enact a debt defeasance as allowed for in the agreement. The NJEDA funds are included in both current portion and long-term portion of restricted cash as of the January 3, 2006 and December 28, 2004 balance sheet dates in accordance with payment terms of the note. We anticipate this classification will continue until the NJEDA note is fully paid from the escrow amount proceeds. The NJEDA note has a maturity date of December 1, 2008. See Note 10 for additional information.

(c)
We had restricted cash held as collateral for a letter of credit supporting our worker's compensation insurance claims. The insurance company could access this collateral in the event that we did not reimburse them for claims paid on our behalf. In 2005, our bank no longer required the letter of credit to be cash collateralized.

(d)
We have restricted cash held as collateral for a letter of credit issued to one of our distributors. Our distributor could access the letter of credit in the event that we fail to pay them for products delivered to our company-owned restaurants.

(e)
We also have various restricted cash accounts for the benefit of taxing and other government authorities.

4.     FRANCHISE AND OTHER RECEIVABLES

        The majority of our receivables are due from our franchisees, distributors and trade customers. Credit is extended based on our evaluation of the customer's financial condition and, generally, collateral is not required. Accounts receivable are due within 7-30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. We determine our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, our previous loss and payment history, the customer's current ability to pay its obligation to us, and the condition of the general economy and the industry as a whole. We write off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

        Franchise and other receivables consist of the following:

	January 3, 2006	December 28, 2004
	(in thousands of dollars)
Trade receivables	$2,296	$1,725
Franchisee and licensee receivables	984	3,367
Vendor rebates(a)	2,130	3,196
Other	576	1,310

	5,986	9,598
Less allowance for doubtful accounts	480	2,475

Total receivables	$5,506	$7,123

(a)
Vendor rebates represent a rebate earned at the time products are purchased and are not contingent upon any level of purchases or period of time. Vendor rebates are recorded as a reduction to cost of sales when products are sold.

5.     INVENTORIES

        Inventories, which consist of food, beverage, paper supplies and bagel ingredients, are stated at the lower of cost or market, with cost being determined by the first-in, first-out method. Inventories consist of the following:

	January 3, 2006	December 28, 2004
	(in thousands of dollars)
Finished goods	$4,558	$4,545
Raw materials	514	396

Total inventories	$5,072	$4,941

6.     PROPERTY AND EQUIPMENT

        Property and equipment consists of the following:

	January 3, 2006	December 28, 2004
	(in thousands of dollars)
Leasehold improvements	$49,744	$49,186
Store and manufacturing equipment	66,810	61,373
Furniture and fixtures	1,193	1,095
Office and computer equipment	11,044	10,404
Vehicles	115	41

	128,906	122,099
Less accumulated depreciation	95,547	80,244

Property and equipment, net	$33,359	$41,855

        Depreciation expense was $18.1 million, $19.6 million and $26.2 million for the fiscal years ended January 3, 2006, December 28, 2004 and December 30, 2003, respectively.

        As of January 3, 2006 and December 28, 2004, manufacturing equipment with a net book value of approximately $4.4 million and $5.1 million, respectively, was located at the plant of Harlan Bakeries, Inc., our frozen bagel dough supplier.

7.     TRADEMARKS AND OTHER INTANGIBLES

        Trademarks and other intangibles consist of the following as of:

	January 3, 2006	December 28, 2004
	(in thousands of dollars)
Amortizing intangibles:
Trade secrets	$5,385	$5,385
Trademarks	1,082	2,400
Patents-manufacturing process	33,741	33,741

	40,208	41,526
Less accumulated amortization:
Trade secrets	4,847	3,770
Trademarks	1,082	725
Patents-manufacturing process	30,368	23,618

	36,297	28,113

Total amortizing intangibles, net	$3,911	$13,413

Non-amortizing intangibles:
Trademarks	63,806	63,806

Total trademarks and other intangibles, net	$67,717	$77,219

        Certain trademarks were previously treated as a non-amortizing intangible and were reclassified as an amortizing intangible at June 29, 2004. See Note 2 for additional information.

        Intangible amortization expense totaled approximately $8.2 million, $8.2 million and $7.8 million for the fiscal years ended 2005, 2004 and 2003, respectively. The remaining aggregate amortization expense of $3.9 million is to be fully amortized during fiscal year 2006.

8.     DEBT ISSUANCE COSTS AND OTHER ASSETS

        Debt issuance costs and other assets consist of the following:

	January 3, 2006	December 28, 2004
	(in thousands of dollars)
Security deposits	$993	$1,296
Debt issuance costs, net of amortization(a)	4,110	5,957
Debt issuance costs(b)	81	—

Total debt issue costs and other assets	$5,184	$7,253

(a)
This asset represents costs incurred related to our $160 Million Notes and AmSouth Revolver.

(b)
This asset represents costs incurred as of January 3, 2006 related to the issuance of $170 million in new term loans and $15 million new revolving credit facility in February 2006 as further described in Note 27. Upon closing of our new debt facility, we began amortizing these costs and the debt issuance costs related to our $160 Million Notes and AmSouth Revolver were written-off.

        Direct costs incurred for the issuance of debt under the $160 Million Notes have been capitalized and amortized using the effective interest method over the term of the debt. Debt issuance costs related to the AmSouth Revolver have been capitalized and amortized using the straight-line method over the term of the debt. In the event that the debt is retired prior to the maturity date, debt issuance costs will be expensed in the period that the debt is retired. The amortization of debt issuance costs is included in interest expense in the consolidated statements of operations. Amortization expense of approximately $1.8 million, $1.8 million and $3.1 million was recorded for the fiscal years ended 2005, 2004 and 2003, respectively.

9.     ACCRUED EXPENSES

        Accrued expenses consist of the following:

	January 3, 2006	December 28, 2004
Payroll and related bonuses	$13,064	$12,450
Interest	181	10,249
Integration and reorganization	—	21
Gift cards	2,745	2,476
Other	8,799	9,640

Total accrued expenses	$24,789	$34,836

10.   SENIOR NOTES AND OTHER LONG-TERM DEBT

        Senior notes and other long-term debt consist of the following:

	January 3, 2006	December 28, 2004
$160 Million Indenture	$160,000	$160,000
AmSouth Revolver	—	15
New Jersey Economic Development Authority Note Payable	840	1,120

	160,840	161,135
Less current portion of debt	280	295

Long-term debt	$160,560	$160,840

$160 Million Notes

        On July 8, 2003, we issued $160 million of 13% senior secured notes maturing on July 1, 2008 ("$160 Million Notes") in a private placement.

        The $160 Million Notes are guaranteed, fully and unconditionally, jointly and severally, by us and all present and future subsidiaries of ours and are collateralized by substantially all of our assets in which we have an interest. Pursuant to an Intercreditor Agreement, the $160 Million Notes are subordinate to the AmSouth Revolver as described below.

        The $160 Million Notes contain certain covenants, which, among others, include certain financial covenants such as limitations on capital expenditures and minimum EBITDA as defined in the agreement. The covenants also preclude the declaration and payment of dividends or other distributions to holders of our common stock. These covenants are measured on a rolling twelve month period and fiscal quarter basis, respectively. This debt contains usual and customary default provisions. As of January 3, 2006, we were in compliance with all of the financial and operating covenants.

        Interest payments under the $160 Million Notes are payable in arrears at the rate of 13% per year on July 1 and January 1, commencing January 1, 2004. The notes are redeemable, at our option, in whole or in part at any time after July 1, 2004 at the following redemption prices (as expressed in percentages of the principal amount):

Commencing on July 1,	Percentage
2005	103.0%
2006	102.0%
2007	101.0%
2008 and thereafter	100.0%

AmSouth Revolver

        On July 8, 2003, we entered into a three-year, $15 million senior secured revolving credit facility with AmSouth Bank ("AmSouth Revolver"). The AmSouth Revolver was subsequently amended to make technical corrections, clarify ambiguous terms and provide for increased limits with respect to letters of credit. On February 11, 2005, the AmSouth Revolver was amended again to increase our letter of credit sub-facility from $5 million to $7.5 million.

        The AmSouth Revolver is collateralized by substantially all of our assets in which we have an interest and is senior to the $160 Million Notes pursuant to an Intercreditor Agreement.

        The AmSouth Revolver contains certain covenants, which, among others, include certain financial covenants such as limitations on capital expenditures, operating lease obligations, minimum EBITDA as defined in the agreement, operating cash flow coverage ratio and minimum net worth. The covenants also preclude the declaration and payment of dividends or other distributions to holders of our common stock. These covenants are measured on a rolling twelve-month period at each fiscal quarter or annually at year-end. Additional covenant restrictions exist if the total borrowings, including outstanding letters of credit exceed $10.0 million. This debt also contains usual and customary default provisions. As of January 3, 2006, we are in compliance with all of the financial and operating covenants.

        Interest payments under the AmSouth Revolver are payable in arrears on the first of each month. The net borrowings under the AmSouth Revolver bear an interest rate equal to the base rate plus an applicable margin with the base rate being the AmSouth Bank "prime rate" and the applicable margin based on our fixed charge coverage ratio with a minimum and maximum applicable margin of 0.5% and 2.5%, respectively. As of January 3, 2006 and December 28, 2004, the interest rate on the borrowings outstanding under the AmSouth Revolver was 7.75% and 6.25%, respectively.

        We are required to pay an unused credit line fee of 0.50% per annum on the average daily unused amount. The unused line fee is payable monthly in arrears. Additionally, we are required to pay a letter of credit fee, based on the average daily undrawn face amount for each letter of credit issued, of an applicable margin being based on our fixed charge coverage ratio with a minimum and maximum applicable margin of 2.0% and 4.5% respectively. Letters of credit reduce our availability under the AmSouth Revolver. At January 3, 2006, we had $7.1 million in letters of credit outstanding. The letters of credit expire on various dates during 2006, are automatically renewable for one additional year and are payable upon demand in the event that we fail to pay certain workers compensation claims. Our availability under the AmSouth Revolver was approximately $7.9 million at January 3, 2006.

New Jersey Economic Development Authority Note Payable

        In December 1998, Manhattan entered into a note payable in the principal amount of $2.8 million with the New Jersey Economic Development Authority (NJEDA) at an interest rate of 9% per annum. Principal is paid annually and interest is paid quarterly. The note matures on December 1, 2008 and is secured by the assets of Manhattan.

        On July 3, 2003, we placed an advanced funding of the note in escrow to enact a debt defeasance as allowed for in the agreement. This advanced funding is shown as restricted cash and the note is included in both current portion and long-term portion of debt in the January 3, 2006 and December 28, 2004 consolidated balance sheets in accordance with the payment terms. This classification will continue until the note is fully paid from the escrow amount proceeds.

        Our senior notes and other long-term debt obligations for the three years following January 3, 2006 are as follows:

Fiscal year (in thousands of dollars):
2006	$280
2007	280
2008	160,280

$160,840

Debt Redemption and Refinancing

        On February 28, 2006, we completed the refinancing of the AmSouth Revolver and the $160 Million Notes. Our new financing consists of a:

  •
  $15 million revolving credit facility maturing on March 31, 2011;

  •
  $80 million first lien term loan maturing on March 31, 2011;

  •
  $65 million second lien term loan maturing on February 28, 2012; and,

  •
  $25 million subordinated term loan maturing on February 28, 2013.

        Each of the loans requires the payment of interest in arrears on a quarterly basis commencing on March 31, 2006. Additionally, the $80 million First Lien Term Loan requires quarterly scheduled minimum principal reductions commencing June 30, 2006. In the event that we have not extended the maturity date of the Series Z to a date that is on or after July 26, 2012 (July 26, 2013 for the Subordinated Term Loan) or redeemed the Series Z by various dates in 2008 and 2009, then each of the loans have various accelerated maturity dates beginning in December 2008. For an additional discussion regarding our new debt facility, see Note 27.

11.   LEASES

Capital Leases

        We lease certain equipment under capital leases. Included in property and equipment are the asset values of $63,000 and $51,000 and the related accumulated amortization of $16,000 and $5,000 at January 3, 2006 and December 28, 2004, respectively. Amortization of assets under capital leases is included in depreciation and amortization expense.

Operating Leases

        We lease office space, restaurant space and certain equipment under operating leases having terms that expire at various dates through fiscal 2017. Our restaurant leases have renewal clauses of 1 to 20 years at our option and, in some cases, have provisions for contingent rent based upon a percentage of gross sales, as defined in the leases. Rent expense for fiscal 2005, 2004 and 2003 was approximately $27.1 million, $27.9 million and $27.8 million, respectively. Contingent rent included in rent expense for fiscal 2005, 2004 and 2003 was approximately $140,000, $130,000 and $130,000, respectively.

Future Minimum Lease Payments

        As of January 3, 2006, future minimum lease payments under capital and operating leases were as follows (in thousands of dollars):

Fiscal year:	Capital Leases	Operating Leases
2006	$23	$23,973
2007	20	14,294
2008	10	8,011
2009	—	5,959
2010	—	3,766
2011 and thereafter	—	3,365

Total minimum lease payments	53	$59,368

Less imputed interest (average rate of 4.75%)	5

Present value of minimum lease payments	48
Less current installments	19

Future minimum rental payments, net	$29

12.   OTHER LONG-TERM LIABILITIES

        Other long-term liabilities consist of the following (in thousands of dollars):

	January 3, 2006	December 28, 2004
Vendor contractual agreements(a)	$7,175	$7,804
Guaranteed franchisee debt(b)	42	394
Deferred rent	1,234	1,480
Other	159	—

	$8,610	$9,678

  (a)
  A strategic supplier of ours provided advance funding in the amount of $10.0 million to us in 1996 as part of a contract to continue buying products from the supplier. The contract terminates upon fulfillment of contractual purchase volumes. The accounting for this contract is to recognize a reduction of cost of goods sold based on the volume of purchases of the vendor's product.

  (b)
  In connection with our acquisition of Manhattan, we agreed to guarantee certain loans to franchisees made by two financial institutions. We evaluate the fair value of such liability at each balance sheet date. As of January 3, 2006 and December 28, 2004, the fair value of the liability reflected above is the probable and estimable loss related to such loans pursuant to agreements with the financial institutions regarding the established caps on our obligation. This represents our best estimate of future pay-outs we will make under these guarantees.

13.   2003 DEBT REFINANCING AND EQUITY RECAPITALIZATION

        During 2000 and 2001, we engaged in several financing transactions to acquire the bonds of Einstein/Noah Bagel Corp. (ENBC), which declared Chapter 11 bankruptcy on April 27, 2000. In 2001, we completed the acquisition of substantially all of the assets (the Einstein Acquisition) of ENBC and its majority-owned subsidiary, Einstein/Noah Bagel Partners, L.P. which operated 2 brands: Einstein Bros. Bagels and Noah's New York Bagels. The Einstein Acquisition in 2001 was accomplished by issuing a substantial amount of short-term debt and mandatorily redeemable preferred equity. The maturity date on the debt and the redemption date of certain preferred stock issuances ranged from one to three years. The debt and preferred stock agreements required the issuance of additional warrants and payment of dividends in the event that they were not redeemed within a certain period. Such debt and preferred stock and warrant agreements were referred to as the Increasing Rate Notes or $140 Million Facility, the Standstill Agreements, the Bond Purchase Agreement, the Bridge Loan, and the Mandatorily Redeemable Series F Preferred Stock (Series F) and Warrant Agreements.

        In connection with the aforementioned debt and preferred stock issuances, we issued freestanding warrants and rights to receive additional warrants based either on the passage of time or upon the occurrence (or non-occurrence) of certain contingent future events (contingently-issuable warrants). We determined that the contingently-issuable warrants could not be classified within stockholders' equity based on the application of the criteria in EITF Issue 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," and accordingly classified those warrants as a liability in the balance sheet. Furthermore, those warrants classified as a liability were subject to the provisions of SFAS No. 133, "Accounting for Derivative and Hedging Activities." The warrants were carried at fair value based upon the underlying fair value of the common stock to which they were indexed, the estimated probability of issuance and other pertinent factors and were adjusted to fair value at each measurement date. Changes in the fair value of derivatives were recognized in earnings. During fiscal year 2003, we recorded a cumulative change in the fair value of derivatives resulting in a $1.0 million gain. As a result of the equity recapitalization as described below, we no longer have contingently issuable warrants and all warrants issued have been classified as permanent equity. During the 2003, freestanding warrants that were issued based on the passage of time were valued based upon the underlying fair value of the common stock to which they were indexed and recorded in additional paid-in-capital with a charge to interest expense.

        We previously held an investment in debt securities which included ENBC 7.25% Convertible Debentures due 2004 (Einstein Bonds). The Einstein Bonds were classified as available for sale and recorded at fair value with changes in fair value reported in stockholders' deficit. During fiscal year 2003, we received proceeds of $0.4 million for the debentures from the bankruptcy court that exceeded the carrying value of the asset. Accordingly, we recorded a gain on our investment in debt securities of $0.4 million.

        The proceeds received of $36.7 million relating to our investment in the Einstein Bonds were used repay a portion of the Bridge Loan, which bore interest at an initial rate of 14% per annum and increased by 0.35% on the fifteenth day of each month beginning July 15, 2002. The Bridge Loan was secured by the Einstein Bonds. We issued Series F to pay the remaining balance of the Bridge Loan. Additionally, we issued Series F to pay the Bond Purchase Agreement in full. The Bond Purchase Agreement provided for guaranteed accretion of 15% per year, increasing to 17% on January 17, 2002 and an additional 2% each six months thereafter. The Series F was entitled to an annual cash dividend equal to 17% per annum increasing 100 basis points per month until the Series F was redeemed. Warrants to purchase shares of our common stock were also issued in connection with this transaction and have since been reclassified as permanent equity as a result of the equity recapitalization.

        On July 8, 2003, we issued $160 million of 13% senior secured notes due 2008 as further explained in Note 10. We used the net proceeds, among other things, to refinance the Increasing Rate Notes. The Increasing Rate Notes bore interest at an initial rate of 13%, increasing 100 basis points each quarter commencing September 15, 2001 to a maximum rate of 18%. Also on July 8, 2003, we entered into the AmSouth Revolver.

        On June 26, 2003, our board of directors approved an equity restructuring agreement between us and the holders of all our preferred stock and a substantial portion of our fully diluted common stock. These entities included: Greenlight Capital, L.P., Greenlight Capital Qualified, L.P., Greenlight Capital Offshore, Ltd., Brookwood New World Investors, L.L.C. and NWCI Holdings, LLC. These entities are collectively referred to as Greenlight in this filing. Additionally, we also agreed to the equity recapitalization with Halpern Denny Fund III, L.P. (Halpern Denny). Certain of these entities also held a portion of the Increasing Rate Notes.

        On September 24, 2003, our stockholders approved the equity recapitalization, which included the following transactions:

  •
  We issued Halpern Denny 57,000 shares of Series Z Preferred Stock, par value $0.001 per share (Series Z) in exchange for 56,237.994 shares of Series F, par value $0.001 per share, 23,264,107 shares of common stock and warrants to purchase 13,711,054 shares of common stock; and

  •
  Each stockholder received 0.6610444 new shares of common stock for every share of common stock held by such stockholder pursuant to a 1.6610444-for-one forward stock split in order to effect the transaction contemplated by the equity recapitalization;

  •
  The per share exercise price and the number of shares of common stock issuable upon the exercise of each outstanding option or warrant (other than warrants that were issued in connection with the Increasing Rate Notes pursuant to the Warrant Agreement dated June 19, 2001, as amended between the Bank of New York, as warrant agent and us) were adjusted to reflect the forward stock split;

  •
  Immediately following the forward stock split, but before the one-for-one hundred reverse stock split discussed below, we issued Greenlight 938,084,289 shares of common stock in exchange for 61,706.237 shares of Series F. These shares of Series F included: i) shares originally issued as Series F, ii) shares converted into Series F from the $10 million contribution plus accrued interest resulting from the Bond Purchase Agreement, and iii) shares converted into Series F from the Bridge Loan.

        Following the closing of the equity recapitalization, Greenlight beneficially owned 92% of our common stock on a fully diluted basis and warrants issued pursuant to the Warrant Agreement represented approximately 4.3% of our common stock on a fully diluted basis.

        In addition to approving the equity recapitalization, our stockholders also approved the following amendments to our Restated Certificate of Incorporation:

  •
  effect a one-for-one-hundred reverse stock split following the consummation of the transactions as contemplated by the equity recapitalization;

  •
  reduce the number of shares of common stock authorized for issuance following the consummation of the effectiveness of the reverse stock split;

  •
  eliminate the classification of our board of directors; and

  •
  allow our stockholders to take action by written consent of the holders of 80% of our capital stock entitled to vote on such action.

        The 1.6610444-for-one forward stock split and the one-for-one hundred reverse stock split have been retroactively reflected in the accompanying consolidated financial statements and footnotes for all periods presented.

        The exchange of the Halpern Denny interest for Series Z resulted in a reduction of our effective dividend rate to that required by the Series F and as a result of this and other factors, we accounted for this transaction as troubled debt restructuring as required by SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings. Since a portion of this exchange included the receipt of our common stock and warrants previously held by Halpern Denny, we did not recognize a gain from troubled debt restructuring.

        The exchange of the Greenlight interest into common shares was recorded at fair value (the closing price of our common stock on September 24, 2003). Because fair value exceeded the negotiated conversion price of the Greenlight conversion of Series F into our common stock, we recorded a loss on the exchange of approximately $23.0 million.

        In connection with the equity recapitalization and because certain debt agreements were not redeemed within a certain period, we issued step-up warrants to prevent further dilution and entered into Standstill Agreements with holders of our Increasing Rate Notes. Under the terms of the Standstill Agreements, we agreed to issue additional warrants to purchase shares of our common stock. The Standstill Agreements prevented the call of the debt until such time as we completed the equity recapitalization. For the year ended December 30, 2003, we recorded $3,132 in interest expense related to the standstill and step-up warrants representing the fair value of our stock on the date of issuance.

14.   MANDATORILY REDEEMABLE SERIES Z PREFERRED STOCK

        The major provisions of our Mandatorily Redeemable Series Z Preferred Stock (Series Z) are as follows:

  •
  2,000,000 shares authorized;

  •
  par value of $0.001 per share;

  •
  mandatory redemption upon the earlier of (i) a merger or change of control or (ii) June 30, 2009;

  •
  shares are non-voting (except for certain limited voting rights with respect to specified events);

  •
  liquidation value is $1,000 per share;

  •
  an annual dividend rate equal to 250 basis points higher than the highest rate paid on our funded indebtedness is payable if the shares are not redeemed by the redemption date; and

  •
  shares may be redeemed in whole or in part at an earlier date at our discretion.

        The Series Z is recorded in the accompanying consolidated balance sheets at its full face value of $57.0 million as a result of the accounting under troubled debt restructuring as discussed in Note 13. The $57.0 million represents the total cash payable upon liquidation.

15.   STOCKHOLDERS' EQUITY

Common Stock

        We are authorized to issue up to 15 million shares of common stock, par value $0.001 per share. As of January 3, 2006 and December 28, 2004, there were 10,065,072 and 9,848,713 shares outstanding, respectively.

Series A Junior Participating Preferred Stock

        In June 1999, our board of directors authorized the issuance of a Series A junior participating preferred stock in the amount of 700,000 shares. This authorization was made in accordance with the Stockholder Protection Rights Plan discussed below. There are currently no issued shares.

Stockholder Protection Rights Plan

        We maintain a Stockholder Protection Rights Plan (the Plan). Upon implementation of the Plan in June 1999, our Board declared a dividend distribution of one right on each outstanding share of common stock, as well as on each share later issued. Each right will allow stockholders to buy one one-hundredth of a share of Series A junior participating preferred stock at an exercise price of $10.00. The rights become exercisable if an individual or group acquires 15% or more of common stock, or if an individual or group announces a tender offer for 15% or more of common stock. The Board can redeem the rights at $0.001 per right at any time before any person acquires 15% or more of the outstanding common stock. In the event an individual (the "Acquiring Person") acquires 15% or more of the outstanding common stock, each right will entitle its holder to purchase, at the right's exercise price, one one-hundredth of a share of Series A junior participating preferred stock, which is convertible into common stock at one-half of the then value of the common stock, or to purchase such common stock directly if there are a sufficient number of shares of common stock authorized. Our Board has the ability to exclude any Acquiring Person from the provision of the stockholders rights plan, resulting in such Acquiring Person's purchase of our common stock not triggering the plan. Rights held by the Acquiring Person are void and will not be exercisable to purchase shares at the bargain purchase price. If we are acquired in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the right's exercise price.

16.   STOCK OPTION AND WARRANT PLANS

1994 and 1995 Plans

        Our 1994 Stock Plan (1994 Plan) provided for the granting to employees of incentive stock options and for the granting to employees and consultants of non-statutory stock options and stock purchase rights. On November 21, 2003, the board of directors terminated the authority to issue any additional options under the 1994 Plan. At January 3, 2006, options to purchase 17 shares of common stock at an exercise price of $210.71 per share and a remaining contractual life of 1.48 years remained outstanding under this plan.

        Our 1995 Directors' Stock Option Plan (Directors' Option Plan) provided for the automatic grant of non-statutory stock options to non-employee directors of the Company. On December 19, 2003, our board of directors terminated the authority to issue any additional options under the Directors' Option Plan. At January 3, 2006, options to purchase 1,328 shares of common stock at a weighted average exercise price of $49.08 per share and a weighted average remaining contractual life of 3.15 years remained outstanding under this plan.

2003 Executive Employee Incentive Plan

        On November 21, 2003, our board of directors adopted the Executive Employee Incentive Plan, amended on December 19, 2003 (2003 Plan). The 2003 Plan provides for granting incentive stock options to employees and granting non-statutory stock options to employees and consultants. Unless terminated sooner, the 2003 Plan will terminate automatically in December 2013. The board of directors has the authority to amend, modify or terminate the 2003 Plan, subject to any required approval by our stockholders under applicable law or upon advice of counsel. No such action may affect any options previously granted under the 2003 Plan without the consent of the holders. There are 1,150,000 shares issuable pursuant to options granted under the 2003 Plan. Options typically vest in part based upon the passage of time and, in part, upon our financial performance. Options that do not vest due to the failure to achieve specific financial performance criteria are forfeited. Options to purchase approximately 424,208 shares of our common stock, which are not yet exercisable, are subject to company performance and are treated as variable options. We expect that all of the non-vested awards at January 3, 2006 will eventually vest based on company performance. As of January 3, 2006, there were 260,001 shares reserved for future issuance under the 2003 Plan.

2004 Stock Option Plan for Independent Directors

        On December 19, 2003, our board of directors adopted the Stock Option Plan for Independent Directors, effective January 1, 2004, (2004 Directors' Plan). Our board of directors may amend, suspend, or terminate the 2004 Directors' Plan at any time, provided, however, that no such action may adversely affect any outstanding option without the option holders consent. A total of 200,000 shares of common stock have been reserved for issuance under the 2004 Directors' Plan. The 2004 Directors' Plan provides for the automatic grant of non-statutory stock options to independent directors on January 1 of each year and a prorated grant of options for any director elected during the year. Options become exercisable six months after the grant date and are exercisable for 5 years from the date of grant unless earlier terminated. As of January 3, 2006, there were 94,192 shares reserved for future issuance under the 2004 Directors' Plan.

Option Activity

        Transactions during fiscal 2005, 2004 and 2003 were as follows:

	Number of Options			Weighted Average Exercise Price
	2005	2004	2003	2005	2004	2003
Outstanding, beginning of year	803,341	878,345	86,647	$3.95	$4.12	$17.46
Granted	606,308	45,000	877,495	2.62	3.25	4.05
Exercised	—	—	—	—	—	—
Forfeited	(412,497)	(120,004)	(85,797)	3.52	3.00	16.89

Outstanding, end of year	997,152	803,341	878,345	$3.31	$3.95	$4.12

Exercisable, end of year	353,237	32,341	2,345	$3.82	$5.92	$33.99

        The following table summarizes information about stock options outstanding at January 3, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price
$2.25 - $4.00	903,307	$3.12	8.28	351,892	$3.64
$4.01 - $10.00	93,330	4.59	7.19	830	14.57
$100.00 - $241.00	515	110.04	3.82	515	110.04

	997,152	$3.31	8.18	353,237	$3.82

Warrants

        As of January 3, 2006, we have 739,961 warrants outstanding and exercisable to purchase shares of our common stock. The warrants have exercise prices ranging from $0.60 to $663.00 per share, of which 737,449 are exercisable at $1.20 or less per share, and have an expiration date of June 20, 2006. Such warrants were issued in connection with financings and certain other services (see Note 13 for further information regarding the accounting, conversion and valuation of warrants). Transactions during fiscal 2005, 2004 and 2003 were as follows:

	2005	2004	2003
Outstanding at beginning of year	961,391	968,337	659,328
Issued	—	—	541,027
Exercised	(216,359)	(6,885)	—
Converted	—	—	(227,747)
Forfeited	(5,071)	(61)	(4,271)

Outstanding and exercisable at end of year	739,961	961,391	968,337

17.   SAVINGS PLAN

        We sponsor a qualified defined contribution retirement plan covering eligible employees of New World Restaurant Group (the 401(k) Plan). Employees, excluding officers, are eligible to participate in the plan if they meet certain compensation and eligibility requirements. The 401(k) Plan allows participating employees to defer the receipt of a portion of their compensation and contribute such amount to one or more investment options. We have accrued a discretionary match of approximately 35% of the participants' elective contribution for 2005. Our contribution to the plan was $0.3 million, $0.3 million and $0.2 million for 2005, 2004 and 2003, respectively. Employer contributions vest at the rate of 100% after three years of service.

18.   INTEGRATION AND REORGANIZATION COSTS

2001 Restructuring

        During the quarter ended July 3, 2001, we implemented a plan to consolidate our two dough manufacturing facilities on the West Coast, eliminate duplicative labor lines of assembly, and terminate certain lease obligations inclusive of several restaurant and other locations. We initially recorded a restructuring accrual of approximately $4.4 million associated with this restructuring plan.

Approximately $1.0 million of this charge represented a write-off of equipment and leasehold improvements that were either abandoned or deemed unusable by us.

        The following table presents the activity and balances related to the 2001 restructuring accrual:

	Facility Consolidation Costs	Severance Costs	Contract Termination and Other Costs	Store Lease Termination	Total
Initial accrual	$379	$151	$233	$2,629	$3,392
Application of costs against the accrual	—	—	(204)	(293)	(497)
Adjustments to the accrual	—	—	29	12	41

Balance at January 1, 2002	$379	$151	$58	$2,348	$2,936
Application of costs against the accrual	(68)	(229)	(94)	(907)	(1,298)
Adjustments to the accrual	—	85	43	(702)	(574)

Balance at December 31, 2002	$311	$7	$7	$739	$1,064
Application of costs against the accrual	(266)	—	(14)	(229)	(509)
Adjustments to the accrual	(32)	(7)	7	(181)	(213)

Balance at December 30, 2003	$13	$—	$—	$329	$342
Application of costs against the accrual	(15)	—	—	(168)	(183)
Adjustments to the accrual	2	—	—	(140)	(138)

Balance at December 28, 2004	$—	$—	$—	$21	$21
Application of costs against the accrual	—	—	—	(26)	—
Adjustments to the accrual	—	—	—	5	(21)

Balance at January 3, 2006	$—	$—	$—	$—	$—

2002 Restructuring

        During the quarter ended October 1, 2002, we implemented a plan to shut down our dough manufacturing facilities on the East Coast. During the quarter ended December 31, 2002, we implemented a plan to terminate the lease obligation for the Eatontown location. We vacated the Eatontown location in the last week of 2002. When initiated, the restructuring plans were expected to take approximately one year to complete, subject to our ability to sublease the Eatontown facility. We ultimately recorded a $4.8 million charge associated with the restructuring plans in 2002. Approximately $2.2 million of this charge represented a write-off of equipment and leasehold improvements that were either abandoned or deemed unusable by us. In the fourth quarter of fiscal 2003, we became aware that the Eatontown facility was in the process of being sold and that the landlord had engaged a valuation expert to determine the total cost associated with our vacating the facility. Based upon the results of this study, we adjusted our initial charge to our estimate of the ultimate liability on the Eatontown facility. During April 2004, we reached an agreement with the landlord of the Eatontown facility to settle outstanding litigation. Previously recorded integration and reorganization estimates associated with closing this facility were adjusted to reflect a reduction of the prior year's accrued cost of $0.7 million.

        The following table presents the activity and balances related to the 2002 restructuring accrual:

	Facility Consolidation Costs	Severance Costs	Contract Termination and Other Costs	Total
Initial accrual	$1,447	$787	$300	$2,534
Application of costs against the accrual	—	(662)	(168)	(830)

Balance at December 31, 2002	$1,447	$125	$132	$1,704
Application of costs against the accrual	(160)	(90)	(68)	(318)
Adjustments to the accrual	2,413	(35)	(33)	2,345

Balance at December 30, 2003	$3,700	$—	$31	$3,731
Application of costs against the accrual	(3,000)	—	—	(3,000)
Adjustments to the accrual	(700)	—	(31)	(731)

Balance at December 28, 2004	$—	$—	$—	$—

19.   LOSS (GAIN) ON SALE, DISPOSAL OR ABANDONMENT OF ASSETS

        During fiscal 2004, we recorded a loss on disposal or abandonment of assets of approximately $0.1 million due to the disposal of menu boards as a result of our new menu offerings and approximately $1.5 million due to the abandonment of leasehold improvements related to closed restaurants and our administrative facilities located in New Jersey. The loss on disposal or abandonment of assets was offset by a gain of approximately $90,000 on the sale of the assets of Willoughby's as further described below.

20.   SALE OF WILLOUGHBY'S COFFEE AND TEA

        Effective October 6, 2004, we executed an Asset Purchase Agreement and sold the assets of Willoughby's to the original founders. The Willoughby's business consisted of a coffee roasting plant, three retail locations and an office space.

        Components of the asset sale included, but were not limited to:

  •
  The "Willoughby's Coffee & Tea" trade name, trademark and logo,

  •
  The "Serious Coffee" trademark,

  •
  The willoughbyscoffee.com domain name and existing website,

  •
  All property and equipment of Willoughby's, and

  •
  Cash in drawer, accounts receivable, and inventory at all Willoughby's locations.

        Under the terms of agreement, we sold the assets for a total sales price of approximately $0.4 million, which was received in cash. In connection with the sale of Willoughby's, we also executed a two-year supply agreement to purchase coffee for our New World Coffee cafés from the buyer.

        We have considered SFAS No. 144 in our determination that the revenues, cost of sales, other operating expenses and the net book value of the assets related to the sale of the coffee roasting plant and three retail locations included in the Willoughby's business were immaterial in relation to our Einstein Bros., Noah and Manhattan restaurants, as well as the consolidated financial statements taken as a whole. Accordingly, we have not presented discontinued operations in the accompanying consolidated statements of operations, nor have we reflected assets as held for sale in the accompanying consolidated balance sheet as of December 28, 2004. We recognized a gain from the sale of approximately $90,000 during the year ended December 28, 2004.

21.   INCOME TAXES

        The provision for income taxes consists of the following:

	2005	2004	2003
	(in thousands of dollars)
Current
Federal	$—	$—	$—
State	—	(49)	812

Total current income tax expense (benefit)	—	(49)	812

Deferred
Federal	—	—	—
State	—	—	—

Total deferred income tax benefit	—	—	—

Total income tax benefit (expense)	$—	$(49)	$812

        A reconciliation between the reported provision for income taxes and the amount computed by applying the statutory federal income tax rate of 35% to loss before income taxes is as follows:

	2005	2004	2003
	(in thousands of dollars)
Expected tax benefit at 35%	$(4,906)	$(6,109)	$(25,448)
State taxes, net of federal benefit	(390)	(611)	(1,601)
Loss on extinguishment of debt	—	—	8,052
Other, net	705	(469)	2,303
Change in valuation allowance	4,591	7,140	17,506

Total benefit (provision) for income taxes	$—	$(49)	$812

        The income tax effects of temporary differences that give rise to significant portions of deferred tax assets as of January 3, 2006 and December 28, 2004 are as follows:

	2005	2004
	(in thousands of dollars)
Deferred tax assets
Operating loss carryforwards	$59,958	$57,412
Capital loss carryforwards	1,237	1,237
Accrued expenses	1,317	2,424
Allowances for doubtful accounts	183	893
Other assets	58	32
Property, plant and equipment	15,852	12,016

Total gross deferred tax asset	78,605	74,014
Less valuation allowance	(78,605)	(74,014)

Total deferred tax liability	$—	$—

        For income tax purposes, at January 3, 2006, we had net operating loss carryforwards of approximately $157 million, expiring at various dates through 2025. The utilization of approximately $103 million of the aforementioned net operating loss carryforwards is subject to an annual limitation under the provisions of Section 382 of the Internal Revenue Code.

        At this time, we believe it is more likely than not that our net deferred tax asset will not be realized. Accordingly, a valuation allowance has been recorded against the deferred tax asset at January 3, 2006 and December 28, 2004. Should we conclude that the deferred tax asset is, at least in part, realizable, the valuation allowance will be reversed to the extent of such expected realizability.

22.   SUPPLEMENTAL CASH FLOW INFORMATION

	2005	2004	2003
	(in thousands of dollars)
Cash paid during the period for:
Interest	$32,084	$21,166	$17,284
Non-cash investing and financing activities:
Non-cash dividends and accretion on preferred stock	$—	$—	$14,423
Conversion of Bridge Loan and Bond Purchase Agreement to Mandatorily Redeemable Series F preferred stock	$—	$—	$18,588
Conversion of Mandatorily Redeemable Series F to Mandatorily Redeemable Series Z preferred stock	$—	$—	$57,000
Conversion of Mandatorily Redeemable Series F to common stock	$—	$—	$61,706
Non-cash warrant issuance	$—	$—	$1,854
Non-cash option issuance	$—	$205	$—
Non-cash purchase of equipment through capital leasing	$33	$51	$—

23.   RELATED PARTY TRANSACTIONS

        Several of our stockholders or former stockholders, including BET Associates LP (BET), Halpern Denny, Greenlight Capital, LLC and certain of their affiliates (Greenlight), have been involved in our financings, refinancings, have purchased our debt and equity securities and were involved in our equity recapitalization as further described in Note 13. Below, we have summarized related party transactions involving these investors during the 2005, 2004 and 2003 fiscal years.

Greenlight Capital, LLC and its affiliates

        E. Nelson Heumann is the chairman of our board of directors and is a current employee of Greenlight. Greenlight and its affiliates beneficially own approximately 95 percent of our common stock on a fully diluted basis. As a result, Greenlight has sufficient voting power without the vote of any other stockholders to determine what matters will be submitted for approval by our stockholders, to approve actions by written consent without the approval of any other stockholders, to elect all of our board of directors, and among other things, to determine whether a change in control of our company occurs.

        In July 2003, Greenlight purchased all of the outstanding Einstein/Noah Bagel Corp. 7.25% Convertible Debentures due 2004 from Jefferies. Greenlight also purchased $35.0 million of our $160 Million Notes. Upon consummation of the equity recapitalization, we issued 4,337.481 shares of Series F to Greenlight in full payment of the outstanding Bridge Loan. The shares of Series F were converted into common stock in the equity recapitalization.

        In 2003, pursuant to the equity recapitalization, we reimbursed Greenlight for legal fees and disbursements incurred in connection with their investment in our company and the equity restructuring in the amount of $0.2 million.

        In January 2006, we called for redemption the investment Greenlight held in our $160 Million Notes. The notes were redeemed from the proceeds our refinancing in February 2006 as further described in Note 27.

Leonard Tannenbaum, MYMF Capital LLC and BET

        Leonard Tannenbaum, a director, was the Managing Director of MYFM Capital LLC until July 2004. In July 2004, Mr. Tannenbaum founded Fifth Street Capital LLC and is the managing partner. He is also a limited partner and 10% owner in BET. His father-in-law is Bruce Toll, an affiliate of BET. On May 30, 2002, we entered into a Loan and Security Agreement (the facility) with BET, which provided for $75.0 million revolving loan facility at 11% interest. The facility was secured by substantially all of our assets. In February 2003, we executed an amendment to the facility to extend the maturity of the facility from March 31, 2003 to June 1, 2003. From February 1, 2003 to June 1, 2003, the interest rate increased from 11% to 13% per annum. BET and MYFM Capital LLC received an extension fee of $0.2 million in connection with the amendment, payable at maturity, and an additional $0.1 million because the facility was not paid in full by June 2, 2003. After June 1, 2003, the interest rate for borrowings under the facility was 15% per annum, and MYFM Capital LLC received a $30,000 fee for entering into a standstill agreement with us. The facility was repaid with the proceeds of issuance of the $160 Million Facility in July 2003, and BET received $3,000 for reimbursement of legal fees and expenses. BET purchased $7.5 million of our $160 Million Notes and Mr. Tannenbaum purchased an additional $0.5 million of our $160 Million Notes in the market.

        In January 2006, we called for redemption the investment BET and Mr. Tannenbaum held in our $160 Million Notes. The notes were redeemed from the proceeds our refinancing in February 2006 as further described in Note 27.

Halpern Denny

        In 2003, pursuant to the equity recapitalization, we reimbursed Halpern Denny for legal fees and disbursements incurred in connection with their investment in our company and the equity restructuring in the amounts of $0.2 million.

Jill B.W. Sisson

        On December 8, 2003, we entered into a consulting agreement with Ms. Jill B. W. Sisson to provide legal, consulting and advisory services to us and to serve as General Counsel and Secretary. The agreement provided that Ms. Sisson be paid $16,000 per month and, on December 19, 2003, was granted options to purchase 75,000 shares of common stock pursuant to the 2003 Plan. The options vest in part, upon length of service and in part, upon the achievement of specified financial goals by us. In addition, Ms. Sisson is eligible to receive annual additional premium compensation based upon our performance and personal performance and has subsequently received an increase to $18,750 per month. Ms. Sisson will also be reimbursed for reasonable and necessary out-of-pocket expenses. The agreement provides for non-solicitation of our employees for a year after termination of the agreement, and can be terminated by either party upon 30 days notice.

24.   PURCHASE COMMITMENTS

        We have obligations with certain of our major suppliers of raw materials (primarily frozen bagel dough and cream cheese) for minimum purchases both in terms of quantity and pricing on an annual basis. Furthermore, from time to time, we will commit to the purchase price of certain commodities that are related to the ingredients used for the production of our bagels. On a periodic basis, we review the relationship of these purchase commitments to our business plan, general market trends and our assumptions in our operating plans. If these commitments are deemed to be in excess of the market, we will expense the excess purchase commitment to cost of sales, in the period in which the shortfall is determined. The total of our future purchase obligations at January 3, 2006 was approximately $9.1 million.

25.   LITIGATION

        We are subject to claims and legal actions in the ordinary course of our business, including claims by or against our franchisees, licensees and employees or former employees and/or contract disputes. We do not believe that an adverse outcome in any currently pending or threatened matter would have a material adverse effect on our business, results of operations or financial condition.

        On July 31, 2002, Tristan Goldstein and Valerie Bankhordar, former restaurant managers, filed a putative class action against Einstein and Noah Corp. ("ENC") in the Superior Court for the State of California, County of San Francisco for failure to pay overtime wages to managers and assistant managers of the California Noah's restaurants. In April 2004, we agreed to settle the litigation, which agreement was subsequently approved by the court in January 2006. Amounts representing our estimate to settle this litigation were previously recorded in general and administrative expenses during fiscal 2003, were paid subsequent to fiscal year-end 2005 and did not have a material adverse effect on our consolidated financial condition or results of operations.

        On September 14, 2004, Atlantic Mutual Insurance Company brought an action in the Superior Court of New Jersey Law Division: Morris County, against the Company, certain of its former officers and directors and insurers seeking declaratory judgment on insurance coverage issues in previously resolved litigation against Jerold Novack and Ramin Kamfar, former officers. Mr. Kamfar cross-claimed against us, claiming a right to be indemnified for expenses. The Company, Mr. Kamfar, Atlantic Mutual Insurance Company and Lexington Insurance Company settled the lawsuit in February 2006. The resolution of this lawsuit did not have a material effect on our consolidated financial condition or results of operations. Because the Company asserts that the advancement and indemnity claims are an insured loss under the Company's policy with National Union, the Company has filed an arbitration proceeding against National Union, the Company's officers and directors liability insurer for the applicable time period.

26.   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 2005 and 2004:

	Fiscal year 2005:
	1st Quarter (13 wks)	2nd Quarter (13 wks)	3rd Quarter (13 wks)	4th Quarter (14 wks)
	(in thousands of dollars, except per share amounts)
Revenue	$93,295	$97,113	$94,782	$103,903
Income from operations	$1,664	$1,421	$885	$5,398
Net loss	$(4,198)	$(4,283)	$(4,814)	$(723)
Net loss available to common shareholders	$(4,198)	$(4,283)	$(4,814)	$(723)
Basic and diluted loss per share	$(0.43)	$(0.43)	$(0.49)	$(0.07)
	Fiscal year 2004:
	1st Quarter (13 wks)	2nd Quarter (13 wks)	3rd Quarter (13 wks)	4th Quarter (14 wks)
	(in thousands of dollars, except per share amounts)
Revenue	$91,196	$94,164	$91,179	$97,321
Income (loss) from operations	$1,661	$(172)	$526	$3,443
Net loss	$(4,130)	$(6,224)	$(4,952)	$(2,099)
Net loss available to common shareholders	$(4,130)	$(6,224)	$(4,952)	$(2,099)
Basic and diluted loss per share	$(0.42)	$(0.63)	$(0.50)	$(0.21)

27.   SUBSEQUENT EVENT—DEBT REDEMPTION AND REFINANCING

        Debt Redemption and Refinancing—On February 28, 2006, we completed a debt refinancing that redeemed our $160 Million Notes and retired our $15 million AmSouth Revolver. Our new debt obligations consist of the following:

  •
  $15 million revolving credit facility;

  •
  $80 million first lien term loan;

  •
  $65 million second lien term loan; and

  •
  $25 million subordinated term loan.

        $15 Million Revolving Credit Facility—the Revolving Facility has a maturity date of March 31, 2011 and provides for interest based upon the prime rate or LIBOR plus a margin. The margin may increase or decrease up to 0.25% based upon our consolidated leverage ratio as defined in the agreement. The initial margin is at prime plus 2.00% or LIBOR plus 3.00%. This facility may be used in whole or in part for letters of credit.

        $80 Million First Lien Term Loan—the First Lien Term Loan has a maturity date of March 31, 2011 and provides for a floating interest rate based upon the prime rate or LIBOR plus a margin. The margin may increase or decrease 0.25% based upon our consolidated leverage ratio as defined in the agreement. The initial margin is prime plus 2.00% or LIBOR plus 3.00%. The facility is fully amortizing with quarterly principal reductions and interest payments over the term of the loan as follows:

For the 2006 fiscal year ending January 2, 2007	$1.425 million
For the 2007 fiscal year ending January 1, 2008	$3.325 million
For the 2008 fiscal year ending December 30, 2008	$5.950 million
For the 2009 fiscal year ending December 29, 2009	$11.250 million
For the 2010 fiscal year ending December 28, 2010	$32.150 million
For the 2011 fiscal quarter ending March 29, 2011	$25.900 million

        In addition to the repayment schedule discussed above, the First Lien Term Loan also requires additional principal reductions based upon a percentage of excess cash flow as defined in the loan agreement in any fiscal year. The First Lien Term Loan also provides us the opportunity to repay the Second Lien Term Loan or the Subordinated Loan with the proceeds of a capital stock offering provided that certain consolidated leverage ratios are met.

        In the event that we have not extended the maturity date of the Series Z to a date that is on or after July 26, 2012 or redeemed the Series Z by December 30, 2008, then the Revolving Facility and the First Lien Term Loan will mature on December 30, 2008.

        $65 Million Second Lien Term Loan—the Second Lien Term Loan has a maturity date of February 28, 2012 and provides for a floating interest rate based upon the prime rate plus 5.75% or LIBOR plus 6.75%. Interest is payable in arrears on a quarterly basis. The Second Lien Term Loan has a prepayment penalty of 2.0% and 1.0% of the amount of any such optional prepayment that occurs prior to the first or second anniversary date, respectively. The Second Lien Term Loan requires principal reductions based upon a percentage of excess cash flow (as defined in the credit agreement) in any fiscal year and is also subject to certain mandatory prepayment provisions. In the event that we have not extended the maturity date of the Series Z to a date that is on or after July 26, 2012 or redeemed the Series Z by March 30, 2009, then the Second Lien Term Loan will mature on March 30, 2009.

        $25 Million Subordinated Term Loan—the Subordinated Term Loan has a maturity date of February 28, 2013 carries a fixed interest rate of 13.75% per annum and requires a quarterly cash interest payment in arrears at 6.5% and quarterly paid-in kind interest that is added to the principal balance outstanding at 7.25%. The Subordinated Term Loan is held by affiliates of Greenlight Capital. Based on an original issue discount of 2.5%, proceeds of approximately $24.4 million were loaned to the Company. The Subordinated Term Loan is subject to certain mandatory prepayment provisions. In the event that we have not extended the maturity date of the Series Z to a date that is on or after July 26, 2013 or redeemed the Series Z by June 29, 2009, then the Subordinated Term Loan will mature on June 29, 2009.

        All the loans have usual and customary covenants including consolidated leverage ratios, fixed charge coverage ratios, limitations on capital expenditures, etc. The loans are all guaranteed by our material subsidiaries. The Revolving Facility and the First Lien Term Loan and the related guarantees are secured by a first priority security interest in all of our assets and our material subsidiaries, including a pledge of 100% of our interest in all shares of capital stock (or other ownership or equity interests) of each material subsidiary. The Second Lien Term Loan and the related guarantees are secured by a second priority security interest in all our assets and our material subsidiaries, including a pledge of 100% of our interest in all shares of capital stock (or other ownership or equity interests) of each material subsidiary. The Subordinated Term Loan is unsecured.

        As a result of this refinancing, and based upon LIBOR rates in effect as of February 28, 2006, our average cash interest rate is expected to improve to approximately 10.2% as compared with 13.0% on the debt it replaced.

NEW WORLD RESTAURANT GROUP, INC.

Schedule II—Valuation and Qualifying Accounts

(in thousands of dollars)

	Balance at beginning of period	Additions(a)	Deductions(b)	Balance at end of period
For the fiscal year ended December 30, 2003:
Allowance for doubtful accounts	$4,611	1,815	(3,116)	$3,310
Restructuring reserve	$2,768	2,420	(1,115)	$4,073
Valuation allowance for deferred taxes	$49,368	17,506	—	$66,874
For the fiscal year ended December 28, 2004:
Allowance for doubtful accounts	$3,310	177	(1,012)	$2,475
Restructuring reserve	$4,073	(869)	(3,183)	$21
Valuation allowance for deferred taxes	$66,874	7,140	—	$74,014
For the fiscal year ended January 3, 2006:
Allowance for doubtful accounts	$2,475	(158)	(1,837)	$480
Restructuring reserve	$21	5	(26)	$—
Valuation allowance for deferred taxes	$74,014	4,591	—	$78,605

Notes:

(a)
Amounts charged to costs and expenses.

(b)
Bad debt write-offs and charges to reserves.

See accompanying report of independent registered public accounting firm

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES

        During the three years preceding the filing of this registration statement, Registrant has not sold securities without registration under the Securities Act of 1933, except as described below.

        Securities issued in each of such transaction were offered and sold in reliance upon the exemption from registration under Section 4(2) of the Securities Act, relating to sales by an issuer not involving a public offering. The sales of securities were made without the use of an underwriter. The recipients of the securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and restrictive legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about Registrant or had access, through relationships with Registrant, to information about Registrant.

        On June 19, 2001, we issued $140.0 million of Senior Increasing Rate Notes due 2003. The increasing rate notes were placed through Jefferies and Company, Inc. In connection with the increasing rate notes, on June 19, 2001, Registrant issued warrants to purchase 137,200 shares of its common stock at an exercise price of $1.00 per share to the holders of the increasing rate notes.

        On June 17, 2003, Registrant issued the holders of its outstanding senior secured increasing rate notes due June 15, 2003 warrants to purchase an aggregate of 113,099.94 shares of common stock at an exercise price of $1.00 per share in exchange for entering into a 30-day standstill agreement with Registrant.

        Effective as of September 30, 2003, we effected the following equity recapitalization:

  •
  each stockholder received 0.6610444 new shares of common stock for every share of common stock held by such stockholder in connection with a 1.6610444-for-one forward stock split in order to effect the transactions contemplated by the equity restructuring agreement;

  •
  the per share exercise price and the number of shares of common stock issuable upon the exercise of each outstanding option or warrant (other than the warrants that were issued in connection with the increasing rate notes under a warrant agreement dated June 19, 2001, as amended between The Bank of New York, as warrant agent and us) were adjusted to reflect the forward stock split;

  •
  we issued Halpern Denny 57,000 shares of Series Z preferred stock, par value $0.001 per share in exchange for 56,237.994 shares of Series F preferred stock, par value $0.001 per share (including accrued and unpaid dividends, which were payable in additional shares of Series F preferred stock), 23,264,107 shares of common stock and warrants to purchase 13,711,054 shares of common stock; and

  •
  immediately following the forward stock split, we issued Greenlight and its affiliates 938,084,289 shares of common stock in exchange for 61,706.237 shares of Series F preferred stock. These shares of Series F preferred stock include:

  •
  shares originally issued as Series F preferred stock;

  •
  shares converted into Series F preferred stock from the Greenlight obligation; and

  •
  shares converted into Series F preferred stock from the bridge loan, which was acquired by Greenlight from Jefferies & Company, Inc.

        On July 8, 2003, we issued $160 million of 13% senior secured notes due 2008. The notes offering was made to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. Jefferies & Company, Inc. acted as initial purchaser. The notes were later exchanged for an equal amount of our 13% senior secured notes due 2008 that have been registered under the Securities Act of 1933.

        During the second quarter ended June 29, 2004, we received consideration of $568 and issued 557 shares of our common stock upon the exercise of certain warrants granted by us subject to registration rights agreements. We issued these warrants to the warrant holder in a private financing transaction related to our issuance of increasing rate notes which were repaid in July 2003.

        During the fourth quarter of 2004, we received consideration of $6,464 and issued 6,328 shares of our common stock upon the exercise of certain warrants granted by us subject to registration rights agreements. We issued these warrants to the warrant holder in a private financing transaction related to our issuance of increasing rate notes that were repaid in July 2003.

        During the fiscal year of 2005, we received consideration of $221,000 and issued 216,359 shares of our common stock upon the exercise of certain warrants granted by us subject to registration rights agreements. We issued these warrants to the warrant holders in private financing transactions related to our issuance of increasing rate notes that were repaid in July 2003. Securities issued were offered and sold in reliance upon the exemption from registration under Section 4(2) of the Securities Act, relating to sales by an issuer not involving a public offering. The sales of securities were made without the use of an underwriter. The recipients of the securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof in absence of an effective registration statement and restrictive legends were affixed to the share certificates issued. We have filed a registration statement for the resale of shares underlying the warrants.

        During the period from January 4, 2006 until May 5, 2006, we received consideration of $7,051 and issued 6,925 shares of our common stock upon exercise of certain warrants granted by us subject to registration rights agreements. We issued these warrants to the warrant holders in private financing transactions related to our issuance of increasing rates notes that were repaid in July 2003.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a)
  Exhibits

        The following exhibits are filed with this registration statement:

Exhibit No.	Description
3.1	Restated Certificate of Incorporation(3)
3.11	Amendment to Restated Certificate of Incorporation(10)
3.12	Amendment to Restated Certificate of Incorporation(11)
3.13	Amendment to Restated Certificate of Incorporation(12)
3.14	Amendment to Restated Certificate of Incorporation(13)
3.15	Amendment to Restated Certificate of Incorporation(14)
3.16	Amendment to Restated Certificate of Incorporation(15)
3.2	Third Amended By-laws(1)
3.3	Amendments to By-laws(7)
4.1	Specimen Common Stock Certificate of Registrant(18)

4.2	New World Restaurant Group, Inc. Certificate of Designation, Preferences and Rights of Series Z Preferred Stock(9)
10.1	1994 Stock Plan(1)+
10.2	Directors' Option Plan(1)+
10.3	Executive Employee Incentive Plan(20)+
10.4	Amendment to Executive Employee Incentive Plan (21)+
10.5	Stock Option Plan for Independent Directors(22)+
10.6	Amendment to Stock Option Plan for Independent Directors (23)+
10.7	Consulting Agreement between Registrant and Jill B.W. Sisson effective as of December 8, 2003(18)+
10.8	Rights Agreement between Registrant and American Stock Transfer & Trust Company, as Rights Agent dated as of June 7, 1999(2)
10.9	Amendment No. 1 to Warrant Agreement dated as of March 15, 2002 between Registrant and The Bank of New York, as successor in interest to the United States Trust Company of New York(8)
10.10	Escrow Deposit Agreement dated as of June 10, 2003, between Registrant and The Bank of New York, as Trustee(8)
10.11	Indenture dated as of July 8, 2003, by and among Registrant, the Subsidiary Guarantors and The Bank of New York, as Trustee(8)
10.12	144A Global Note (including guarantees thereon) by and among Registrant, the Subsidiary Guarantors and The Bank of New York, as Trustee(8)
10.13	IAI Global Note (including guarantees thereon) by and among Registrant, the Subsidiary Guarantors and The Bank of New York, as Trustee(8)
10.14	Pledge and Security Agreement dated as of July 8, 2003, by and among Registrant, the Subsidiary Guarantors and The Bank of New York, as Trustee(8)
10.15	Patent Security Agreement dated as of July 8, 2003, by and among Registrant and the Subsidiary Guarantors, in favor of The Bank of New York, as Collateral Agent(8)
10.16	Trademark Security Agreement dated as of July 8, 2003, between Registrant and The Bank of New York, as Collateral Agent(8)
10.17	Trademark Security Agreement dated as of July 8, 2003, between Chesapeake Bagel Franchise Corp. and The Bank of New York, as Collateral Agent(8)
10.18	Trademark Security Agreement dated as of July 8, 2003, between Einstein/Noah Bagel Partners, Inc. and The Bank of New York, as Collateral Agent(8)
10.19	Trademark Security Agreement dated as of July 8, 2003, between Einstein and Noah Corp. and The Bank of New York, as Collateral Agent(8)
10.20	Trademark Security Agreement dated as of July 8, 2003, between Manhattan Bagel Company, Inc. and The Bank of New York, as Collateral Agent(8)

10.21
Loan and Security Agreement dated as of July 8, 2003, by and among Registrant and certain of its Subsidiaries (as therein defined), as Borrower(s) and Guarantors, AmSouth Bank, as Agent, AmSouth Bank and the financial institutions named therein, as Lenders, and AmSouth Capital Corp., as Administrative Agent(16)
10.22	Security Agreement and Mortgage—Trademarks and Patents dated as of July 8, 2003, by and among Registrant, the Subsidiary Guarantors and the Bank of New York, as Trustee(16)
10.23	Pledge Agreement dated as of July 8, 2003, by and among Registrant and certain of its Subsidiaries, as Pledgors in favor of AmSouth Bank, as Agent(16)
10.24	Intercreditor Agreement dated as of July 8, 2003, by and among Registrant, the Subsidiary Guarantors, AmSouth Bank and the Bank of New York as Trustee(16)
10.25	Amendment Agreement with AmSouth Bank dated December 30, 2003(17)
10.26	Second Amendment Agreement with AmSouth Bank dated February 9, 2004(18)
10.27	Registration Rights Agreement dated as of July 8, 2003, between Registrant, the Subsidiary Guarantors and Jefferies & Company, Inc.(8)
10.28	Form of Common Stock Purchase Warrant issued to Halpern Denny, BET and Brookwood(4)
10.29	Form of Common Stock Purchase Warrant issued to the Greenlight Entities(4)
10.30	Registration Rights Agreement dated as of January 17, 2001, by and among the Registrant, Greenlight Capital, L.P., Greenlight Capital Qualified, L.P. and Greenlight Capital Offshore, Ltd.(4)
10.31	Form of Common Stock Purchase Warrant issued to Halpern Denny(5)
10.32	Amended and Restated Registration Rights Agreement dated as of January 18, 2001, by and among the Registrant, Halpern Denny, BET and Brookwood(4)
10.33	Amendment No. 1 to Amended and Restated Registration Rights Agreement dated as of January 18, 2001, by and among the Registrant, Halpern Denny, BET and Brookwood(5)
10.34	Amendment No. 2 to Registration Rights Agreement dated as of June 19, 2001, by and among the Registrant, Halpern Denny, BET and Brookwood(6)
10.35	Form of Common Stock Purchase Warrant issued to Halpern Denny, Greenlight Capital and Special Situations(6)
10.36	Warrant Agreement dated as of June 19, 2001, by and among the Registrant, Jefferies & Co. and the United States Trust Company of New York (6)
10.37	Registration Rights Agreement dated as of June 19, 2001, by and between the Registrant and Jefferies & Co.(6)
10.38	Third Amendment Agreement with AmSouth Bank dated February 11, 2005(19)
10.39
Second Amended and Restated Project and Approved Supplier Agreement dated as of April 28, 2002 and Letter Agreement, effective as of December 14, 2004, dated February 23, 2005, by and among New World Restaurant Group, Inc., Einstein and Noah Corp., Manhattan Bagel Company, Inc., and Harlan Bagel Supply Company, LLC, Harlan Bakeries, Inc., Hal P. Harlan, Hugh P. Harlan and Doug H. Harlan (Certain information contained in this exhibit has been omitted and filed separately with the Commission pursuant to a confidential treatment request under Rule 24b-2)(19)

10.40
First Lien Credit Agreement dated January 26, 2006, among the Registrant, Bear, Stearns & Co. Inc. ("Bear Stearns"), as sole lead arranger, Wells Fargo Foothill, Inc., as administrative agent and the other lenders from time to time parties thereto(24)
10.41
Second Lien Credit Agreement dated January 26, 2006, among the Registrant; Bear Stearns, as sole lead arranger, Bear Stearns Corporate Lending Inc., as administrative agent, and the other lenders from time to time parties thereto(24)
10.42	Subordinated Credit Agreement dated January 26, 2006, among the Registrant, Greenlight Capital, L.P., Greenlight Capital Qualified, L.P. and any other lenders from time to time parties thereto(24)
21.1	List of Subsidiaries(23)
23.1	Consent of Grant Thornton LLP*
23.2	Consent of Holme Roberts & Owen LLP (included in Exhibit 5.1)†
24.1	Power of attorney†

*
Filed herewith.

†
Management contract.

†
Previously filed.

(1)
Incorporated by reference from Registrant's Registration Statement on Form SB-2 (33-95764).

(2)
Incorporated by reference from Registrant's Current Report on Form 8-K dated June 7, 1999.

(3)
Incorporated by reference from Registrant's Current Report on Form 8-K dated September 7, 1999.

(4)
Incorporated by reference from Registrant's Current Report on Form 8-K dated January 17, 2001.

(5)
Incorporated by reference from Registrant's Current Report on Form 8-K dated March 29, 2001.

(6)
Incorporated by reference from Registrant's Current Report on Form 8-K dated July 3, 2001.

(7)
Incorporated by reference from Registrant's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2002, filed on May 14, 2003.

(8)
Incorporated by reference from Registrant's Form S-4 Registration Statement (File No. 333-107894), filed on August 12, 2003.

(9)
Incorporated by reference from Registrant's Schedule 14A, filed on September 10, 2003 included as schedule 1 to annex B.

(10)
Incorporated by reference from Registrant's Schedule 14A, filed on September 10, 2003 included as annex D.

(11)
Incorporated by reference from Registrant's Schedule 14A, filed on September 10, 2003 included as annex E.

(12)
Incorporated by reference from Registrant's Schedule 14A, filed on September 10, 2003 included as annex F.

(13)
Incorporated by reference from Registrant's Schedule 14A, filed on September 10, 2003 included as annex G.

(14)
Incorporated by reference from Registrant's Schedule 14A, filed on September 10, 2003 included as annex H.

(15)
Incorporated by reference from Registrant's Schedule 14A, filed on September 10, 2003 included as annex I.

(16)
Incorporated by reference from Registrant's Form S-4 Registration Statement (File No. 333-107894), filed on September 19, 2003.

(17)
Incorporated by reference from Registrant's Current Report on Form 8-K, filed on January 5, 2004.

(18)
Incorporated by reference from Registrant's Annual Report on Form 10-K for the Fiscal Year Ended December 30, 2003, filed on March 26, 2004.

(19)
Incorporated by reference from Registrant's Annual Report on Form 10-K for the Fiscal Year Ended December 28, 2004, filed on March 11, 2005.

(20)
Incorporated by reference from Registrant's Schedule 14A, filed on April 29, 2005 included as annex A.

(21)
Incorporated by reference from Registrant's Schedule 14A, filed on April 29, 2005 included as annex B.

(22)
Incorporated by reference from Registrant's Schedule 14A, filed on April 29, 2005 included as annex C.

(23)
Incorporated by reference from Registrant's Schedule 14A, filed on April 29, 2005 included as annex D.

(24)
Incorporated by reference from Registrant's Current Report on Form 8-K, filed on February 1, 2006.

(b)
Financial Statement Schedules

        See the Index to Consolidated Financial Statements included on page F-1 for a list of the financial statements included in this prospectus.

        See page S-1 for Schedule II—Valuation and Qualifying Accounts.

        All schedules not identified above have been omitted because they are not required, are not applicable or the information is included in the selected consolidated financial data or notes contained in this Registration Statement.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Golden, State of Colorado, on May 11, 2006.

NEW WORLD RESTAURANT GROUP, INC.

By:	* Paul J.B. Murphy, III President and Chief Executive Officer (Principal Executive Officer)

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Paul J.B. Murphy, III	President and Chief Executive Officer and Director (Principal Executive Officer)	May 11, 2006
* Richard P. Dutkiewicz	Chief Financial Officer (Principal Financial and Accounting Officer)	May 11, 2006
* Michael W. Arthur	Director	May 11, 2006
* E. Nelson Heumann	Director	May 11, 2006
* James W. Hood	Director	May 11, 2006
* Frank C. Meyer	Director	May 11, 2006
* S. Garrett Stonehouse, Jr.	Director	May 11, 2006
* Leonard Tannenbaum	Director	May 11, 2006
*/s/ JILL B. SISSON, ATTORNEY IN FACT